UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Results 2002

Annual Report

Deutsche Bank

Deutsche Bank

The Group at a glance

	2002	2001
Share price high	€ 82.65	€ 105.64
Share price low	€ 35.60	€ 43.20
Dividend per share (proposed for 2002)	€ 1.30	€ 1.30
Basic earnings per share	€ 0.64	€ 0.27
Modified basic earnings per share[1]	€ 5.16	€ 3.51
Return on average total shareholders' equity (RoE)[2]	1.1%	2.3%
Adjusted return on average active shareholders' equity[1,3]	10.2%	7.1%
Cost/income ratio[4]	78.8%	87.6%
	€ m.	€ m.
Total revenues	26,547	29,541
Provision for loan losses	2,091	1,024
Total noninterest expenses	20,907	26,714
Income before income tax expense (benefit) and cumulative effect of accounting changes	3,549	1,803
Net income	397	167
	Dec 31, 2002 € m.	Dec 31, 2001 € m.
Total assets	758,355	918,222
Loans (before allowance for loan losses)	171,620	265,423
Shareholders' equity	29,991	40,193
BIS core capital ratio	9.6%	8.1%
	Number	Number
Branches	1,711	2,099
thereof in Germany	936	1,254
Employees (full-time equivalent)	77,442	86,524
thereof in Germany	33,807	41,191
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA
Fitch Ratings, New York	AA–	AA

[1] Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the aggregate unrealized gains and losses in our portfolio of shareholdings in publicly-listed industrial companies and the related tax effect. We include realized gains and losses and the related tax effect in "average active equity" from the time the shareholdings are sold and the related gains are employed by our businesses. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting.

[4] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Our identity

A clear mission

Deutsche Bank aspires to be a leading global provider of integrated financial solutions for demanding clients and the pre-eminent bank in Germany generating exceptional value for its shareholders and people.

Customer focus. We place customers at the center of our activities and they drive all that we do.

Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance. We are committed to a result oriented culture.

Trust. We behave reliably, fairly and honestly.

Leading to results

Spokesman's letter

Ladies and Gentlemen,

The year 2002 confronted Deutsche Bank Group – and the entire financial industry – with enormous challenges. The extremely difficult world economic environment burdened the capital markets. A series of financial scandals shook investor confidence. Additionally, the threat of terrorist attacks and possible military action spread uncertainty. Against this backdrop the lending environment continued to get worse.

Despite these adverse conditions, Deutsche Bank's earning power proved robust. For 2002 your company reports income before income tax expense of € 3.5 billion (previous year: € 1.8 billion). Allowing for special effects – in particular gains from divestments and write-downs of our industrial shareholdings – our income before income tax expense was € 1.9 billion. This almost matched the previous year's figure of € 2.2 billion. The world economic situation led to great caution among our institutional and private clients, which depressed revenues despite market share increases in many business segments. This was more than compensated for, however, by cost savings. The substantially higher provision for loan losses, which required € 2.1 billion last year, led to the slightly lower overall result.

We used the financial year ended to strengthen and transform the bank, thereby laying important foundations for our ongoing business success. We agreed four strategic initiatives in the spring of last year. We set out to turn the bank into a focused and cost-efficient organization with substantially lower risk-weighted positions. In this process, however, we maintained our entire product range and distribution platform. We also upheld our global presence in full.

In the meantime we have consistently worked through the package of measures we announced and have already exceeded our targets at an early stage. We have reduced costs strongly, focused on our core businesses and divested industrial shareholdings. We have improved the quality of our balance sheet and strengthened our core capital. All this is paying off in the current difficult market conditions. The result is a leaner Deutsche Bank which, in terms of economic efficiency and adaptability, bears little resemblance to the Deutsche Bank of one year ago.

We achieved this by re-engineering many processes, divesting non-core activities, outsourcing service functions, and with other measures to improve efficiency in the Corporate Divisions. This led to substantial job cuts and a permanent reduction of our fixed cost base. We also took additional measures that will lead to further cost savings in future.

We completed our divestment program for non-core activities at the beginning of 2003. For example, we sold Deutscher Herold and other insurance activities in the course of the Scudder acquisition. We also shed our asset finance activities in North America, our global custody business, passive asset management and, at the beginning of this year, a large part of our private equity portfolio. Eurohypo was transferred to a new joint enterprise with the mortgage bank subsidiaries of Dresdner Bank and Commerzbank.

During the reporting year, we accelerated the sale of industrial shareholdings, including Munich Re, Deutsche Börse, Buderus and Continental. The resulting capital gains, coupled with the strong reduction of risk-weighted positions, increased our core capital ratio to 9.6%. That puts us among the best in our industry. This sound capital situation met with a very positive response from rating agencies and investors.

We returned a part of the gains to our shareholders in the form of a share buyback program launched in summer 2002. By the end of the year, we had already bought more than 5% of our own shares.

The optimization of the Private Clients and Asset Management Group Division (PCAM) made considerable progress in 2002. PCAM became much more profitable despite weak equities markets. With the acquisitions of Scudder and RREEF, we advanced to join the leading group of global asset managers and took a significant step forward in the U.S. market to become the world's leading real estate asset manager.

The new Private & Business Clients Corporate Division concentrates on asset-building private clients and business customers, with the focus on our core markets of Germany, Italy and Spain. The Corporate Division combines the former personal banking business, our services for business clients and parts of our former private banking business. The integration process, to be implemented this year, will lead to further improvements in market leverage and cost-efficiency.

We have great expectations for our new Private Wealth Management, which addresses high net worth private individuals worldwide. It is closely aligned with specific target groups and combines all of the bank's strengths for our customers. We reinforced our position in Switzerland, where Deutsche Bank had already been one of the biggest foreign private banks for a long time, by acquiring the bank Rüd, Blass & Cie, Zurich.

For our Corporate and Investment Bank Group Division (CIB), 2002 was not an easy year owing to weak stock markets worldwide, strongly declining new issue and M&A business as well as generally deteriorating investor confidence. Nevertheless, we gained market share and further strengthened our leading position in many business areas. A good number of our business divisions won important awards. Our derivatives business is a typical example: several financial magazines nominated us "Derivatives House of the Year".

The fact that we are already ahead of plan with our strategic initiatives is due to the strong discipline and determination of our staff in the implementation of the measures involved. I would like to extend my cordial thanks to all employees for their hard work and dedication during this demanding phase.

Our considerable progress, however, is still not reflected in our share price. The main reason is that the Deutsche Bank share has remained linked to the depressed tendency of the German equities market. In the past financial year, the DAX lost about 44% of its value. As a result, it turned in a weaker performance than comparable international stock market indices which, in some cases, suffered much smaller declines. The main focus of our financial communication this year is therefore on the advantages of our business model. Deutsche Bank has firm roots in the – for us – profitable German home market. Nevertheless, thanks to our good global alignment, roughly two thirds of our revenues are already generated outside Germany.

With its leaner organization and greater operating efficiency, Deutsche Bank is well-positioned to react flexibly to future demands and risks. We are determined to exploit all market opportunities and to further increase the Group's earning power. For this purpose, we shall concentrate in 2003 on recognizing the needs of our demanding clients at an early stage and expanding our business relations with client groups that have strong potential.

Nevertheless, it is particularly difficult to give an outlook for the current financial year. Capital markets and businesses will remain preoccupied by geopolitical risks. Economic fundamentals will not receive greater attention again until there is a resolution in sight.

For the lending environment, caution is still the order of the day. As things stand at present, however, we do not expect a continuation of the corporate scandals which considerably burdened our lending costs last year. Furthermore, we have begun to hedge parts of our loan portfolio on the market using credit derivatives.

It is proposed to the General Meeting on June 10, 2003 that an unchanged dividend of € 1.30 per share be paid for the financial year 2002. This is an expression of our confidence in the prospects for the current financial year. Over and above the dividend payment, we had already returned over € 2 billion to our shareholders by the end of 2002 under our share buyback program.

The 2003 financial year has got off to a good start for Deutsche Bank. This makes me and my colleagues on the Group Executive Committee confident for the development of business in the coming months.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, March 2003

Group Executive Committee

Josef Ackermann*, born 1948, Board member since 1996. Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Clemens Börsig*, born 1948, Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Investor Relations as well as for Risk Management and Corporate Security.

Michael Cohrs, born 1956, Head of Global Corporate Finance.

Jürgen Fitschen, born 1948, Head of Global Transaction Banking, Global Banking Division and Global Relationship Management Germany.

Tessen von Heydebreck*, born 1945, Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Tom Hughes, born 1957, Head of Asset Management.



Anshu Jain, born 1963, Head of Global Markets.

Hermann-Josef Lamberti*, born 1956, Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Rainer Neske, born 1964, Head of Private & Business Clients.

Kevin Parker, born 1959, Head of Global Equities.

Pierre de Weck, born 1950, Head of Private Wealth Management.

Ted Virtue, born 1960, Head of Corporate Investments (until February 20, 2003).

Herbert Walter, born 1953, Head of Private & Business Clients (until March 19, 2003).

* Member of the Board of Managing Directors of Deutsche Bank AG.



In alphabetical order from top left to bottom right

Corporate profile

New structures and initiatives for a leaner Group and focus on core businesses

New strategic initiatives

Deutsche Bank implemented a new management structure in January 2002. Three months later, we announced four strategic initiatives. They are:

- focus on current earnings,
- focus on core businesses,
- improvement of capital and balance sheet management,
- optimization of Private Clients and Asset Management Group Division.

These initiatives are intended to reduce costs, increase efficiency and raise profitability.

New management structure. The leaner Board of Managing Directors concentrates on strategic management, resource allocation, risk management and control. The members of the Board of Managing Directors chair a number of functional committees, through which the Board of Managing Directors primarily performs its management and oversight function. The Board of Managing Directors has a Spokesman who at the same time is Chairman of the Group Executive Committee.

Group Executive Committee formed

The Group Executive Committee is made up of the members of the Group Board and the Business Heads from the Group Divisions. It reviews the development of the businesses, discusses matters of Group strategy and prepares recommendations for final decision by the Board of Managing Directors.

Our Management Structure

Functional Committees

Alternative Assets	Asset/Liability	Compliance	Finance
Human Resources	Investment	IT & Operations	Risk

Group Executive Committee

Group Board
Business Heads

Divisional Committees

Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management

Three divisional operating committees, each chaired by a member of the Group Executive Committee, have functional responsibility for the operational management of the Group Divisions.

Three Group Divisions

Group Divisions. Deutsche Bank comprises three Group Divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).
The Corporate Center supports the Board of Managing Directors with planning, steering, control, risk management and regulatory compliance.

Services from one source

Corporate and Investment Bank. CIB unites the Corporate Banking & Securities and Global Transaction Banking Corporate Divisions. It addresses private and public sector institutional customers as well as small and medium-sized firms and global corporates. Relationship managers working through a centralized organization ensure that customers' demand for financial services is satisfied from one source.

Corporate Banking & Securities consists primarily of the Global Markets, Global Equities and Global Corporate Finance Business Divisions. They offer capital market products worldwide ranging from the straightforward issuing of a first-class government bond to the individually-structured problem solution for complex financial requirements.

Structural realignment

Private Clients and Asset Management. In 2002, PCAM consisted of Personal Banking, Private Banking and Asset Management. The optimization of these businesses is a key priority for the Group. To give them greater focus in the market, we began to restructure PCAM in October 2002. Besides the new Private & Business Clients segment, the Group Division will also include a second segment comprising Private Wealth Management, Asset Management and Private Clients Services, which was previously part of CIB.

Better market penetration

Private & Business Clients is focused on asset-building private clients and small businesses in its three core markets of Germany, Italy and Spain. Our former personal banking business is now combined in this new Corporate Division with small business banking, hitherto a CIB activity, and parts of the previous private banking unit. This common platform and single franchise under the Deutsche Bank brand will bring better market penetration and cost savings.

Private Wealth Management addresses high net worth individuals worldwide. We offer tailored solutions for these demanding clients' wealth management needs in their home countries and offshore.

Asset Management covers our powerful retail franchises in Europe (DWS Investments) and in the United States (Scudder Investments) as well as global institutional asset management business. With assets under management totaling roughly € 1,000 billion at the end of 2002, PCAM is one of the world's leading providers in this market. In real estate investment business, we are number one globally.

A leading asset manager

Corporate Investments. The Corporate Investments Group Division comprises private equity, real estate and our traditional industrial shareholdings. After a critical review of the business portfolio and the strategic options, we decided to divest a substantial part of our private equity business at the beginning of 2003.

Strategic initiatives. The new management structure with its clearly defined functional responsibilities was a major precondition for the resolute and rapid implementation of our strategic initiatives.

Lower costs

Focus on current earnings. Of the planned staff reduction of roughly 14,500 by the middle of 2003, we had reached almost 80% by the end of the year under review. The pro forma operating cost base was reduced by some € 3.8 billion in total in 2002 due to increased efficiency, lower discretionary spending and taking into account the consolidation effects from the purchase and sale of business activities.

Non-core activities divested

Focus on core businesses. In 2002 and the first quarter of 2003, we divested a number of units. Deutscher Herold, our insurance subsidiary, went to Zurich Financial Services in April 2002. We sold Deutsche Financial Services, which operates in commercial and consumer finance business in the U.S.A., as well as parts of the Group's branch banking business in France and index-linked (passive) asset management business. We also disposed of the greater part of our securities custody business. We separated in full from several subsidiaries in the IT sector or reduced our stake to a minority. We outsourced parts of our IT infrastructure on the European continent and parts of our building and facilities management activities.

We merged our mortgage bank Eurohypo AG with the mortgage banking business of Commerzbank and Dresdner Bank to form one of Europe's leading providers of finance for real estate and for the public sector. At the end of 2002, Deutsche Bank held a share of almost 35%.

Risk-weighted assets reduced

Improvement of capital and balance sheet management. To strengthen our regulatory capital position and improve the Group's return on equity, we managed our risk-weighted asset position down by €68 billion during 2002. Our BIS core capital ratio rose to 9.6% by December 31.

Furthermore, we repurchased more than 38 million Deutsche Bank shares in 2002 within the framework of a share buyback program resolved by the General Meeting.

Acquisitions in asset management

Optimization of PCAM Group Division. With the acquisition of the Scudder asset management business and the real estate investment firm RREEF, PCAM fundamentally improved its market and revenue position. The business portfolio was aligned even more closely with the various client segments and preferences as a result of the restructuring. We expanded our global asset management platform in the U.S.A., Europe and Asia Pacific. The acquisition of Scudder also enabled us to improve our position in the U.S. high net worth market.

The cooperation agreement entered into with Deutsche Vermögensberatung AG (DVAG) in spring 2002 broadens our client reach in mutual fund business as well as in bank and building finance products.

Private banking business expanded

A smaller, but for PCAM strategically important, acquisition was agreed at the beginning of February 2003. We shall acquire the Swiss private bank Rüd, Blass & Cie AG Bankgeschäft from Zurich Financial Services. This business specializes in equity portfolio management for wealthy private clients. Rüd, Blass & Cie represents a highly complementary add-on to our existing platform in Private Wealth Management.

Close to our customers



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices



Transparency. Common elements in all the varied corporate governance arrangements in Europe are accountability and transparency. But the integrity to apply sound principles effectively is crucial: Deutsche Bank serves as a European example.
Paul Arlman, Member of the Board, ECGI-European Corporate Governance Institute; Secretary General, FESE-Federation of European Securities Exchanges, Brussels

Corporate governance – a part of our identity

Principles for the responsible management and control of Deutsche Bank

Promoting trust

In March 2001, Deutsche Bank was already the first DAX 30 company to publish its own Corporate Governance Principles. These guidelines are custom-tailored to Deutsche Bank and regulate our relations with our shareholders, the tasks and duties of the Board of Managing Directors and the Supervisory Board, the structure and disclosure of the performance-based compensation of these two bodies and the demands on reporting and transparency. With these Principles, we publicly state how we want to ensure the responsible and value-driven management and control of Deutsche Bank. The Corporate Governance Principles are intended to promote and strengthen the trust of our present and future shareholders, customers, staff and the public nationally and internationally.

Voluntary commitment beyond duty. In 2002, the German Corporate Governance Code was approved by the Government Commission set up expressly for this purpose. Most of the recommendations and suggestions were already contained in our Corporate Governance Principles, so only a few additions had to be made. The Board of Managing Directors and Supervisory Board approved the revised Corporate Governance Principles on October 30, 2002. As a voluntary commitment, they go beyond the requirements of law and, in many respects, beyond those of the German Corporate Governance Code. Besides disclosing the individual compensation of the members of its Board of Managing Directors, Deutsche Bank also publishes without delay the transactions by members of the Board of Managing Directors and Supervisory Board in Deutsche Bank AG shares or derivatives based on them. This also covers transactions that fall below the statutory bagatelle limit.

Timely transparency

Statement of compliance. On October 30, 2002, the Board of Managing Directors and the Supervisory Board stated in accordance with § 161 German Stock Corporation Act that Deutsche Bank AG complies with the recommendations of the "Government Commission German Corporate Governance Code" with the following exceptions:

- For the members of the Board of Managing Directors and Supervisory Board, there is a directors and officers' liability insurance policy with a small deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a higher deductible is not usual; a differentiation between board members and staff thus does not appear to be appropriate.

- Separate compensation is not presently paid for chairing Supervisory Board committees. The Board of Managing Directors and the Supervisory Board will propose to the next General Meeting that a regulation on compensation for chairing Supervisory Board committees (Code No. 5.4.5 (1) sentence 3) be added to § 14 (1) of the Articles of Association of Deutsche Bank AG.

Clear responsibilities and controls. Deutsche Bank introduced Group-wide monitoring of compliance with our Corporate Governance Principles. Responsibilities and obligations relating to compliance with the individual legal and voluntary corporate governance requirements were clearly allocated. This supports the Corporate Governance Officer on the Board of Managing Directors, Clemens Börsig, in the performance of his tasks. The Corporate Governance Officer presented his report on compliance with the Corporate Governance Principles to the Board of Managing Directors and the Supervisory Board. The Board of Managing Directors and the Supervisory Board are convinced that the Corporate Governance Principles were again fully observed in 2002.

Corporate Governance Report presented

The Compliance staff unit ensures that the standards of conduct required under capital market law are observed, in particular to avoid conflicts of interest in securities business. Through his monitoring measures and controls, the Compliance Officer was satisfied that the respective laws and bank-internal regulations were observed. He submitted a report to the Board of Managing Directors on the observance of compliance regulations. This report was also sent to the Supervisory Board.

A leading position in Europe

The high standard of our Corporate Governance Principles was again confirmed with an outstanding third place by the consulting company Déminor in a survey of EURO STOXX 50 companies. We are confident that with our system of corporate governance we shall continue in future to take a leading position compared with our national and international peers.

U.S. capital market law. Deutsche Bank's share is listed on the New York Stock Exchange. For this reason, the bank is also subject to this exchange's listing rules and to U.S. capital market law. The passage of the Sarbanes-Oxley Act in July 2002 and the implementation rules of the Securities and Exchange Commission (SEC) are intended to strengthen corporate governance at companies, improve investor protection and revive lost confidence in the capital markets. Deutsche Bank already fulfills many of these new requirements, so there are only a few SEC regulations remaining to be implemented. Typical issues here are:

Sarbanes-Oxley Act passed

- The required special internal control and reporting processes, which are designed to ensure that important information about Deutsche Bank Group is submitted on time and in full, are to be documented and continuously analyzed. Furthermore, a certification process extending into the individual areas will be implemented to ensure the material correctness and completeness of financial results.

- The responsibilities of the "One Voice Committee" established last year are to be expanded to include detailed regulations on disclosure procedures (Disclosure Committee).

Legal contradictions

Several of the Sarbanes-Oxley Act rules, however, do not conform with German law. In this context, it remains to be seen to what extent the SEC will consider, for example, the special features of German corporate and co-determination law in their implementation rules and allow exceptions in individual cases.

Documentation. This Annual Report including the related publications documents our compliance with the Corporate Governance Principles. In the Operating and Financial Review and Prospects, we provide information on the expected development of business. The Risk Report contains information on our risk management system. The List of Shareholdings gives details of Deutsche Bank's important shareholdings. Statements on our shareholder structure are made in the section on Shareholders.

Corporate governance as a process

We view corporate governance as a continuous process. For this reason, we will regularly check and, if necessary, amend our Principles in light of new experience, statutory regulations and ongoing developments in national and international standards.

The complete Corporate Governance Report for 2002 including the currently valid Corporate Governance Principles can be ordered from Deutsche Bank (see page 261) and is available at www.deutsche-bank.com/ir.



Future-oriented. When it comes to important international issues such as the environment, global corporations are playing an increasingly significant role. That is why it is important to have forward-looking, future-oriented companies like Deutsche Bank play a leading part in making the world's economic development more sustainable.
Prof. Dr. Klaus Töpfer, Executive Director of the United Nations Environment Program, UNEP, Nairobi

Creating value for our partners

Deutsche Bank acts in the interests of its shareholders, customers, staff and society

Shareholders, customers, staff and society are Deutsche Bank's four stakeholder groups. We strive to create successful partnerships with them in a spirit of trust.

Diversity is part of corporate culture

The basis for this is our corporate culture which draws creativity and strength from the natural diversity of our people. The differences are what take us forward. Performance, innovation, teamwork, trust and customer focus are shared values which are firmly anchored in our corporate identity and give us stability and direction. They are a decisive factor in our success, allowing us to grasp market opportunities and deliver long-lasting value to all our stakeholders.

Shareholders	**Customers**
Staff	**Society**

Shareholders. The successful development of our business to the benefit of all stakeholders depends on our shareholders' future readiness to invest in our corporation. In this respect we compete intensely with the expected returns on investment and risk profiles of all other capital investment alternatives. Deutsche Bank faces this challenge by continuously re-aligning its corporate strategy with the demands of the markets. We report quickly and openly to our shareholders on all important developments: transparency is one of our foremost concerns.

Customers. Success in the market place depends on the satisfaction of our customers. This means offering attractive products and tailored solutions on competitive terms and conditions. Our customers and their needs are therefore at the core of our business philosophy and actions.

Staff. Our staff are responsible for making our services and products attractive. First-class training, strong motivation and broad experience are the essential attributes we are continuously endeavoring to refine. To this end, we are investing in a modern human resources management system that respects and supports each co-worker as a partner with personal responsibility. The process of structural change demands a high level of flexibility from our staff, which we regard as a challenge to all of us.

Society. We acknowledge our responsibility as part of the community. Our broad commitment to social, cultural and scientific causes is specifically directed towards improving young people's prospects. With our support for education and training, we want to help keep our society fit for the future. For us, sustaining the balance between economy, ecology and social considerations has central importance.

Shareholders

An attractive return for our shareholders presupposes successful client relationships

Structural Data		2002	2001	2000
Shareholders by group	Institutional (including banks)	82%	81%	81%
in % of share capital	Private	18%	19%	19%
Regional breakdown	Germany	54%	47%	48%
in % of share capital	European Union (excluding Germany)	27%	33%	33%
	Switzerland	10%	9%	9%
	U.S.A.	8%	8%	9%
	Other	1%	3%	1%

Key Figures	2002	2001	2000
Change in total return of Deutsche Bank share	(43.7%)	(9.5%)	7.3%
Share in equities trading (including Xetra) in Germany	7.2%	7.6%	6.0%
Shareholder Satisfaction Index[1]	60	62	62

Special Projects	
Expanded Internet services	For the 2002 General Meeting, our shareholders were, for the first time, able to issue not only instructions, but also powers of attorney, and order admission cards via the Internet.
Share buyback program	Systematic implementation of the program using open market and derivative deals. By returning capital to our shareholders, the return on equity and earnings per share can be improved.

[1] The Index is based on the expected share price development and the assessment of general information about Deutsche Bank. It is calculated in a poll at the Deutsche Bank General Meeting.

Customers

Client orientation and product innovation are key to our company's competitive success

Structural Data		2002	2001	2000
Number of customers				
Corporate and Investment Bank[1]		84,545	108,320	129,200
Private Clients and Asset Management	Personal Banking	12,500,000	12,000,000	11,200,000
	Private Banking	403,000	430,000[2]	493,000
	Asset Management[3]			
	– Institutional	5,022	2,422	1,924
	– Retail	8,114,000	4,840,000	4,700,000

Key Figures		2002	2001	2000
Corporate and Investment Bank	Euromoney Poll of Polls – ranking	3	1	1
	Euromoney Capital Raising Poll – ranking	3	1	1
	Euromoney Awards for Excellence, number of awards won	23	13	31
	International Financial Review (IFR) Awards (majors)	10 (2)	7 (0)	7 (1)
Private Clients and Asset Management	Personal Banking (Germany)			
	– Client Satisfaction Index	66	68	67
	– Client Loyalty Index	65	70	69
	Asset Management			
	– Position in DM/Standard & Poor's[4]	1	1	1

A further award for Asset Management:
Pensions & Investments 2002: Rank 4 for "Managers Ranked by Total Worldwide Institutional Assets Under Management".

Special Projects	
Private & Business Clients	Combining of products for private and business clients under the brand name Deutsche Bank starts in October 2002.
InfoTr@ck	Introduction of an online premier trade inquiry browser for clients and their business partners to track trade-related transactions along the entire supply chain.
New directions on the equity market	Launch of an innovative Sharia-compliant equity product.

[1] In 2002 and 2001, limited comparability with respective previous year figure due to divestments of business activities and changed calculation base.
[2] Restated for consistency, and excludes clients of Deutsche Bank Alex. Brown.
[3] Owing to major organizational changes (including the recategorization of client groups), the figures for 2000 and 2001 have been restated for reasons of comparability; new acquisitions in 2002 were Scudder and RREEF.
[4] In the category "Big Groups".

Staff

Motivated, knowledgeable and client-focused employees are our biggest success factor

Structural Data		2002	2001	2000
Staff (full-time equivalent)[1]		77,442	86,524	89,784
Divisions	Private Clients and Asset Management	46.4%	42.9%	42.6%
	Corporate and Investment Bank	44.8%	44.5%	42.5%
	Corporate Investments	0.9%	3.4%	4.0%
	DB Services	7.1%	8.4%	10.0%
	Corporate Center	0.8%	0.8%	0.9%
Regions	Germany	43.7%	47.6%	48.5%
	Europe (excluding Germany)	27.6%	26.5%	25.6%
	North America	19.8%	17.5%	17.2%
	South America	0.8%	0.8%	0.6%
	Asia/Pacific/Africa	8.1%	7.6%	8.0%
Qualifications[2]	University degree	34.7%	34.5%	37.2%
	Highest school certificates	37.8%	32.4%	32.3%
	Other school certificates	27.5%	33.1%	30.5%
Age[3]	up to 24 years	8.7%	10.4%	11.2%
	25–34 years	36.8%	37.4%	38.3%
	35–44 years	32.4%	30.4%	29.4%
	45–54 years	18.0%	17.4%	16.7%
	over 54 years	4.1%	4.4%	4.4%

Key Figures	2002	2001	2000
Employee Commitment Index	67	70	72
Absentee rate	2.9%	2.6%	2.3%
Employees leaving the bank for a new job[3]	3.6%	8.0%	7.8%
Advanced training (expenses in € million)	126	150	122
Training (expenses in € million)	53	64	63
Participants in the staff share program[4]	30%	–	65%

Special Projects	
Global, Group-wide employee survey	Objective: precise and realistic depiction of quality factors which could influence employees' attitudes and behavior patterns; basis for organizational development in a complex environment.
"HR Online" – Group-wide Intranet portal providing access to Human Resources (HR) applications for employees and management staff	Gives staff direct access to personal data and, to a certain extent, allows them to update information (objective: better data quality, more efficient processes); allows managers, inter alia, to initiate Intranet-based authorization processes (objective: supporting management tasks). Gives access to information on global training (objective: planning of individual advanced training).

[1] Staff (full-time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Point of reference: number of staff (headcount).
[3] 2002 not comparable with pre-year figures due to changed calculation base.
[4] Suspended in 2001 due to stock market situation.

Society

Deutsche Bank's worldwide commitment to the community is part of its corporate identity

Structural Data	2002	2001	2000
Number of countries in which Deutsche Bank operates (including offshore sites)	76	75	73

Key Figures		2002	2001	2000
Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending (in € million)				
Social affairs	Deutsche Bank Foundation Alfred Herrhausen Helping People to Help Themselves	7.5	4.0	5.0
	Deutsche Bank Americas Foundation	15.7	16.0	14.4
	Deutsche Bank Citizenship UK	4.1	6.1	4.2
	Deutsche Bank Africa Foundation	0.2	–	–
	Other project-related spending[1]	0.4	0.4	0.5
Culture	Cultural Foundation of Deutsche Bank	3.6	2.7	3.7
	Other project-related spending[1]	0.7	0.8	0.9
Society and the sciences	Deutsche Bank Donation Fund in the Donors' Association for German Science	5.6	5.4	5.7
	Deutsche Bank Institute for Family-Owned Businesses at the University of Witten/Herdecke	1.1	1.1	1.1
	Alfred Herrhausen Society for International Dialogue	1.3	1.1	0.7
Environment	ISO 14001, UNEP-Financial Initiative, World Business Council for Sustainable Development, econsense, Global Reporting Initiative	1.1	2.3[2]	3.3[2]

Special Projects	
Flood aid	Donation of € 5 million to give quick and direct help to the victims of the flood catastrophe in central Europe during August 2002.
UN Global Compact/ Microcredit	Support for the nine Global Compact principles in the fields of "Human Rights, Labor, Environment" using our Microcredit fund as a best practice project and its integration into the Global Compact Learning Forum.
Berliner Philharmoniker	Since the 2002/2003 season, Deutsche Bank has been partner to the Berliner Philharmoniker under the slogan "a vision for music".
National Anti-Doping Agency (NADA), Germany	As a founding member of the German NADA Deutsche Bank seeks to support and enhance fairness and transparency in sports and in this way supplements its cooperation with the German Sports Promotion Foundation.

[1] Only incurred in the Corporate Center.
[2] Including the competition "Worldwide Young Researchers for the Environment".

Strategic Vision. Deutsche Bank has a strong capital position, quality franchises and a reputation for strategic vision. As an investor we welcome the steps Deutsche Bank is making to improve its cost structure, risk management and its ability to re-allocate capital in order to increase returns. Progress on these fronts should be rewarded under any market backdrop.
Julie Thomas, Investment Analyst, Morley Fund Management, London



Deutsche Bank shares follow the downward trend of the German stock market

In the long term an investment with an above-average return

Worst year for the DAX. In 2002, share prices decreased significantly on the world's most important stock exchanges. After the two preceding years each closed lower than the year before, some share prices collapsed to an extent not seen since the 1929 crash. Prices fell particularly dramatically in Germany. Over the year, the German DAX 30 share index lost 44%. Since the end of 1999, the DAX has therefore shed nearly 60%.

DAX plunges

The representative European share indices lost considerably less ground in 2002, for example in London (FTSE 100: minus 25%), in Paris (CAC 40: minus 34%) and Switzerland (SMI: minus 28%). Losses in the U.S.A. were also lower: the Dow Jones shed 17% and the broader market S&P 500 24%. It would seem that the German stock market is suffering increasingly from the weaknesses of Germany as a business location. The doubts – gaining strength abroad – about Germany's willingness and ability to reform obsolete structures apparently resulted all too often in foreign investors shunning German stocks. In this context, the international position of German companies frequently receives insufficient attention.

Location's weaknesses

Useful information on the Deutsche Bank share

2002	
Change in total return	(43.7%)
Share in equities trading (including Xetra) in Germany	7.2%
Average daily trading volume	11.69 million shares

As of December 31, 2002	
Issued shares	621,854,246
Outstanding shares	585,446,954
Share capital	€ 1,591,946,869.76
Market capitalization	€ 27.3 billion
Share price[1]	€ 43.90
Weighting in the DAX	8.8%
Weighting in the Dow Jones STOXX 50	1.3%

Securities identification codes			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Xetra closing price

Good start to the year

Confidence in equity investment decreases. The year 2002 initially got off to a promising start on the stock market. In the first few months, the opportunities for economic recovery in Europe seemed to be good, based on an upswing in the U.S. economy. The Deutsche Bank share profited from this. In January 2002, it reached the year's high of € 82.65. In the months that followed, the mood deteriorated and investors became more reticent, especially international investors. Share prices, however, remained relatively stable despite strong fluctuations characterized by a high state of nervousness.

Many burdening factors

With investors' confidence in the integrity of the stock markets and their participants already shaken, the climate deteriorated generally in the third quarter. Record numbers of corporate failures, poor profitability and structural problems emerging at numerous banks and insurance companies, as well as insecurity over German domestic and geopolitical issues were important burdening factors. Finally, market rumors on credit quality and the threat of a liquidity crisis in the banking sector resulted in the share price falling to its low for the year of € 35.60 on October 9.

Long-term value



Deutsche Bank
DAX
CDAX Banks
1,500
1,300
1,100
900
700
500
300
100
80
82
84
86
88
90
92
94
96
98
00
02

Total Return Index, beginning of 1980 = 100, quarterly figures
Source: Datastream

It was not until the last few weeks of 2002 that the Deutsche Bank share succeeded in escaping to a certain extent from the downward trend. As of year's end, it was quoted at € 43.90, approximately 23% above its low in the autumn.

Deutsche Bank's market capitalization at the end of the year was € 27.3 billion (2001: € 48.8 billion). The Deutsche Bank share had a weighting of 8.8% in the DAX German share index at the end of 2002 (2001: 6.8%). Trading in Deutsche Bank shares in Germany reached a total volume of roughly € 183 billion in 2002, ranking them second among DAX stocks.

High trading volume in Deutsche Bank shares

Since October 3, 2001, Deutsche Bank's shares have also been listed on the New York Stock Exchange. The volume of trading in our shares during the first full calendar year increased steadily from a low daily average of about 35,000 shares in the first six months to more than double that figure (72,000) in the second half-year period. We are confident that this upward trend will continue.

Long-term return higher than the DAX. Despite the strong price decline in 2002, our share has been a worthwhile investment in a long-term comparison. If investors had bought Deutsche Bank shares for the equivalent of € 10,000 at the beginning of 1980, they would have had a shareholding worth € 65,191 at the end of 2002 if they had participated in capital increases without the payment of additional funds and used the dividends to buy new shares. This corresponds to an annual return of 8.5% on average for the comparison period. This is better than an investment in the German market which, in terms of the DAX, yielded 8%.

Worthwhile investment

Leaner equity base abroad. Considering the difficult environment, we are pleased to report only a slight fall in the number of our shareholders. As of December 31, 2002, 512,519 (2001: 523,059) shareholders were listed in our register. Of the total 621,854,246 shares issued, 82% were held by institutional investors (including banks) and 18% by private persons.

Number of shareholders slightly lower
in thousands at year's end


499
539
494
523
513
550
450
350
250
98
99
00
01
02

The apparently decreasing interest on the part of international investors is also reflected in our regional shareholder structure. After the percentage of shares held by foreign shareholders had risen continuously since 1998 – up to 53% at the end of 2001 – it dipped again during the year to 46%. Investors domiciled in the U.K. reduced their Deutsche Bank shareholdings most strongly.

We are not aware of any major shareholders with a shareholding of more than 5% to be reported under § 21 German Securities Trading Act. According to its own statements, LaCaixa, the Spanish savings bank, has a shareholding of 3.6% in Deutsche Bank.

Participation increased

Stronger participation in General Meeting. Around 6,500 people (2001: 5,300) came to our General Meeting on May 22, 2002 in the Festhalle in Frankfurt. A total of 35.8% of the voting capital was represented in the votes on resolutions. We thus succeeded again in increasing shareholder participation and improving markedly on the low point in 2000 (31.9%). We continued to expand our Internet applications relating to the General Meeting. For the first time, our shareholders were not only able to issue instructions using the Internet, but also to appoint proxies and order admission cards. The increasing popularity of this medium makes us confident that this will continue to benefit the exercise of voting rights at our future General Meetings.

Decreasing foreign share
Share capital in % at year's end


Germany
Foreign countries
51
49
52
48
53
47
54
46
55
50
45
40
35
30
99
00
01
02

The 2002 General Meeting featured changes in the top management and control bodies of Deutsche Bank. With effect from the end of the General Meeting, Hilmar Kopper resigned as Chairman of the Supervisory Board and Rolf-E. Breuer, until then Spokesman of the Board of Managing Directors, was elected as his successor. Josef Ackermann, member of the Board of Managing Directors of Deutsche Bank AG since 1996, became the new Spokesman of the Board of Managing Directors.

All resolutions at our General Meeting were again approved with large majorities. Shareholders renewed the authorization for a share buyback program. It was approved by the Board of Managing Directors in June and launched in July. In accordance with the German Stock Corporation Act, we are thus authorized to buy back up to 62 million shares (i.e. 10% of all issued shares) before this authorization expires in September 2003. We publish information regularly on the status of our share buyback program. By the end of 2002, we had purchased 38.1 million of our shares, or 6.1% of our issued shares, at an average price of € 53.97. In returning capital to our shareholders, we are able to increase our return on equity and earnings per share.

Strong demand for information

Challenge to Investor Relations. The adverse stock market climate and the negative impact of corporate scandals on confidence in the integrity of securities markets were major challenges to our financial communication in 2002. Only a timely, open and consistent flow of information to the financial markets enabled us to build up and maintain durable investor relations. It was helpful in this respect that we were supported by the initiative launched at Deutsche Bank in early 2001 for better financial transparency.

The task of conveying our corporate strategy to the public in a difficult environment was the main influence on our investor relations activities in 2002. To meet the strong demand for information on the part of bank analysts and investors, we launched a series of roadshows at all important international financial centers. The new Spokesman of the Board of Managing Directors, Josef Ackermann, presented his strategic initiatives and answered questions from expert audiences.

With more than 35 written investor relations announcements, which were also published simultaneously on the Internet, we kept institutional and private investors informed about important events at Deutsche Bank. In total we held 310 small group meetings (2001: 210) with international investors, increasingly via video or telephone conferences. At our analyst meetings, we regularly provided information on the development of business and our strategic measures. These events are also broadcast live over the Internet to allow direct, unrestricted access for all interested parties. The dialogue with our private investors is also important to us. The many calls and the broad range of questions we receive on the shareholder hotline reflect the strong interest in Deutsche Bank's development. On all important dates in Deutsche Bank's financial calendar, we offer the opportunity to contact us via Internet to discuss current questions on the development of business.

Dividend maintained

Dividend proposal for 2002. It will be proposed to the General Meeting in June 2003 that an unchanged dividend of € 1.30 per share be paid for the 2002 financial year.

Distribution of share capital
621.9 million shares at year's end 2002


Insurance companies, mutual fund companies 18 %
Wage and salary earners, pensioners 9 %
Other private persons 9 %
Other institutional investors and companies 64 %

Partnership. We have a strong relationship with Deutsche Bank that allows us to build on our mutual networks and business strategies to achieve extraordinary results.
Zhu Xinqiang, General Manager, Bank of China, Beijing



Corporate and Investment Bank

Innovation and client focus prove their worth in very difficult markets

For the Corporate and Investment Bank Group Division (CIB) – see page 11 – 2002 was a difficult year. Strong stock market volatility, significant declines in flotations and mergers and acquisitions, rising corporate defaults, and falling investor confidence were typical of the markets. Despite these tough conditions, CIB grew market share in many fields of business. Moreover, the Group Division responded successfully to market volatility and enhanced its position.

Our commitment in both the debt and equity markets was recognized in a number of ways. Our derivatives business in particular received significant accolades. The specialist magazine International Financial Review named Deutsche Bank as Derivatives House of the Year and Interest Rate Derivatives House of the Year. The magazine Risk also named the bank Derivatives House of the Year, with prizes for interest rate derivatives, credit derivatives, energy/commodity derivatives and equity derivatives research.

CIB: strong growth in derivatives business
Volume growth 2001/2002 vs. 2000 in %


Deutsche Bank
Total market
106
17
70
40
56
33
46
16
100
75
50
25
0
Equity
Interest rate
Com-modity
Foreign exchange

Deutsche Bank: client volumes
Source for total market: Bank for International Settlements, British Bankers Association

Corporate Banking & Securities

The Corporate Banking & Securities Corporate Division consists primarily of the sales and trading activities of the Global Markets and Global Equities Business Divisions as well as the Global Corporate Finance Business Division.

Global Markets comprises all trading, sales and research in foreign exchange, government, agency, and investment grade debt, emerging markets, exchange-traded, OTC and credit derivatives, commodities, structured transactions, money markets, repo and securitization.

Income before nonoperating costs 2002
In a difficult environment, CIB revenues fell by 18 % to € 14.3 billion. Equities trading was strongly impacted by the tight market conditions. In trading with fixed-income securities and related products, revenues fell by only 7 %. The measures taken in CIB to raise efficiency and reduce costs led to an 18 % decrease in the operating cost base to € 11.3 billion. Income before nonoperating costs in 2002 was € 1.3 billion after € 3.2 billion in the previous year. This included growth of € 1.2 billion in provision for credit losses to € 1.7 billion, reflecting the deterioration in the business environment.

Corporate and Investment Bank[1]

in € m.	2002	2001
Net revenues	14,319	17,474
Provision for credit losses	(1,740)	(581)
Operating cost base	(11,285)	(13,729)
Income before nonoperating costs	**1,294**	**3,164**
Average active equity	16,250	18,697
Risk-weighted positions (BIS)	156,096	187,945
Assets	643,668	677,623

[1] For notes and other detailed information, see page 90 and page 176.

Global Markets: trading in credit derivatives grows
Net new volume in credit default swaps
Index in 2000 = 100


268
250
200
155
150
100
100
50
0
00
01
02

Global Markets: uptrend in international bonds continues
Market share in %


9.0
8.5
7.9
7.1
6.4
8
6
4
2
0
98
99
00
01
02

All international bonds
Source: Thomson Financial

The market environment presented many challenges in 2002, notably the absence of expected interest rate cuts in important currencies. Nevertheless, Global Markets consistently increased its business in fixed-income securities, especially with large corporates and financial institutions, and expanded its operations in the U.S.A.

One of the major contributors to Global Markets' growth in 2002 was its derivatives business. The credit derivatives business secured around 500 new clients and new transaction volumes in interest rate derivatives and credit derivatives increased by 31 % and 73 % respectively.

Risk management became even more important in 2002, both to us and to our clients. Deutsche Bank's expertise was noted by numerous industry surveys and awards. The magazine Euromoney named us the World's Best Risk Management House for the second successive year and Best Risk Management House in Western Europe.

Global Markets' U.S. business made rapid strides in 2002. Although overall bond issuance fell by approximately 20% in the U.S.A., Deutsche Bank tripled its underwriting business with North American corporates. For the first time, the bank topped league tables for All International Bond issuance and dominated the euro markets for the fourth consecutive year. Among many bond issues led by Deutsche Bank were a number of U.S. dollar offerings for a big U.S.-based financial institution and numerous landmark deals for European sovereigns.

Deutsche Bank also attained market leadership in asset-backed securities in the U.S.A. and Europe, a feat acknowledged by International Financial Review, which named the bank North American and European Securitization House of the Year. Notable transactions in this area included a key role for Deutsche Bank in a U.S.$ 5 billion securitization of auto loans in the U.S.A., the largest deal of its kind.

Further evidence of the bank's growing presence in the U.S.A. came in the Treasuries market, where Deutsche Bank was voted Top Dealer in a poll conducted by Institutional Investor.

The **Global Equities** Business Division comprises cash equities, research, sales and trading, equity derivatives, structuring and trading and equity prime services.

In 2002, despite increasingly volatile markets, Deutsche Bank consolidated its position amongst the top three houses in convertibles, equity derivatives, program trading and in equity prime services. In equity research, we were considered to be one of the most independent teams in the market by Global Investor magazine.

Deutsche Bank continued to be the leading equities house in Europe and dominated the two major European markets, the U.K. and Germany. In the U.K., the bank established a market share in excess of 10% in secondary trading and the European research product was ranked number three in the 2002 Institutional Investor All-European research survey.

Largely due to product innovation, we made a breakthrough in the German warrants market. Here, Deutsche Bank overtook the traditional market leader for the first time.
Global Equities continued to build its presence in the U.S.A. Our analysts were highly ranked in the Institutional Investor All-American survey.
Investment in Asia over the past 12 months started to reap rewards and Deutsche Bank was among the top five counterparties for clients seeking Asian equity product. In Japan, equity research was ranked number two in the Nikkei survey and the Asian research product rose four places in the Institutional Investor All-Asia research survey 2002. Innovation was also key in 2002, and Global Equities brought several new products to the market – notably through its Strategic Equity Transactions Group. Deutsche Bank led landmark equity swaps, derivatives transactions and block trades for a major European bank. We also arranged an accelerated bookbuild for one of Europe's leading corporates.
Further innovation was demonstrated by the Xavex online trading system, which saw nearly 400% growth in volumes in the reporting year. The Xavex Dynamic Bond Portfolio Fund, launched in 2002, highlighted the cross-business cooperation between Global Equities and Global Markets. This was also evident in the launch of the Islamic Equity builder certificates, an innovative Sharia-compliant product. The DWS Funds Flex Protect fund was the first product to emerge from a joint venture between DWS and Global Equity Derivatives.

Global Equities: leader in European equity trading
Market share 2002 in %


Deutsche Bank
14%

Source: Autex data

Closer cooperation

The **Global Corporate Finance** Business Division comprises mergers and acquisitions (M&A) and advisory, equity capital markets, credit trading and debt products as well as global relationship management.
Corporate Finance benefited from a further strengthening of key industry groups such as financial institutions, consumer and real estate, as well as enhanced coverage in the U.K. and France.

M&A market share tripled

In 2002, a year when completed transactions in global mergers and acquisitions declined by 39%, Deutsche Bank increased its market share from 6% to 17%.
Deutsche Bank consolidated this growth by securing first place in Germany and a top three ranking in the U.K. in announced M&A transactions. Major deals included a number of advisory roles for a leading U.K.-based oil company.
In the U.S.A., Deutsche Bank advised one of its clients on the biggest telecommunications transaction of 2002 and the largest private shopping center transaction in the U.S. real estate sector. The bank also advised on the largest U.S. buyout since 1989 in the forest products sector.
In the Asia Pacific region, Deutsche Bank was involved in several of the major transactions of 2002. These included advising on the formation of a joint venture between four of the world's largest companies to construct and operate an important pipeline project in China, the largest demerger in Australian corporate history and a landmark M&A deal in New Zealand.

Global Corporate Finance: worldwide market share gains in advisory
Market shares in %


2001
2002
39.7
22.8
19.8
11.0
17.8
2.4
16.5
5.5
40
30
20
10
0
Germany
Europe
U.S.A.
Global

Completed M&A deals
Source: Thomson Financial

Market gains in U.S. equity

Deutsche Bank was the number one mergers and acquisitions advisor in Australia and New Zealand in 2002.
Deutsche Bank demonstrated its leadership in debt financing for clients in 2002, and brought to the market a number of challenging and complex transactions, despite reducing risk-weighted assets and limiting balance sheet usage. International Financial Review named Deutsche Bank Loan House of the Year. The successful financing for a leading tobacco company was named European Loan of the Year. Deutsche Bank was also named European Loan Trading House of the Year.
In the Americas, Deutsche Bank advanced into the top two in the high yield market, doubling its market share. International Financial Review named Deutsche Bank U.S. High Yield Bond House of the Year.
There was also success in non-dollar high yield, where Deutsche Bank became market leader with over 40% market share. In Japan, Deutsche Bank established a strong franchise with market leading transactions, including major roles in the two largest management buyouts.
In equity and equity-related issuance in Europe, the Middle East and Africa, Deutsche Bank increased its market share to 13.8% and moved into first place. The bank played a major part in the first U.K. IPO since July 2001 and led innovative equity-linked transactions for a Portuguese corporate and a Swiss chemicals company.
We more than doubled our market share with U.S. equity issuers, increasing our volumes by 66% while the total market volume declined 23%. Deutsche Bank was bookrunner on the largest gaming industry IPO in history, and for the second year running, the bank won the Convertible Deal of the Year award from Corporate Finance magazine.

Global Transaction Banking

The Global Transaction Banking Corporate Division consists of Corporate Trust & Agency Services, Global Trade Finance and Global Cash Management.
As part of our focus on core businesses, we agreed to divest parts of our custody activities. The sale was closed at the end of January 2003.

Corporate Trust & Agency Services (CTAS) continued to strengthen its global franchise in 2002, notably in the U.S.A., Japan and Italy.
Deutsche Bank established itself as the top issuing and paying agent for euro medium-term note and euro commercial paper programs. In the mortgage-backed securities market in the U.S.A. and in the European and U.S. asset-backed securities markets, we are one of the top three trustees.

In 2002, Corporate Trust & Agency Services won a number of important industry accolades, including Best Trustee for Europe and Best Trustee for Asia Pacific from International Securitisation Report.

The **Global Trade Finance** Business Division, which combines all of Deutsche Bank's trade and export finance businesses, consolidated its leading position in Europe and Asia in 2002 and continued to expand its activities in the Americas.
Global Trade Finance executed a number of notable trade-related transactions across a wide range of countries in 2002. These included landmark deals in Kazakhstan, Hungary and Russia. We extended our client product portfolio and adopted online technology to enable clients to access real-time information related to their trade transactions.
This diversity was recognized by Euromoney's Trade Finance magazine, which named Deutsche Bank Best Short Term Trade Finance Bank, Best Trade Documentation Bank and awarded the bank several Deal of the Year prizes.

Product portfolio extended

Global Cash Management won further benchmark mandates with corporates and financial institutions in 2002. Importantly, Global Cash Management increased its presence among U.S. corporates. We maintained our position as dominant provider of euro clearing services and top-five U.S. dollar clearer for financial institutions.
Ongoing investment in technology development was channelled into system enhancements to increase processing efficiency as well as to extend the bank's volume transactions processing capabilities. Additionally, new Internet-based services were launched.
Industry acknowledgements continued with Deutsche Bank being named Best at Cash Management by The Banker magazine, and in Europe, Best at Cash Management by Euromoney and Best Cash Manager by Treasury Management International.

Leader in cash management technology

Global Transaction Banking: strongly expanding trustee business in U.S. mortgage-backed securities
Market share in new business in %


5.1
6.4
15.7
16
12
8
4
0
00
01
02

Trustee mandates for U.S. mortgage-backed securities
Source: Thomson Financial

Reliability. I preferred Deutsche Bank for its franchise and since then I've been proven right in my choice. Deutsche Bank offers me the maximum of expertise and service, product quality and advice, which is just what I expect from my bank.
Marina Zummo, Businesswoman, Verona



Private Clients and Asset Management

Progress with optimization and realignment for future expansion

In 2002, the Private Clients and Asset Management Group Division (PCAM) – see page 11 – made excellent progress towards its strategic goal of optimizing the PCAM franchise. PCAM significantly improved its overall financial performance, with a substantial increase in profits and a larger contribution to Group profitability. We also streamlined our cost base with a focused cost containment program. With our acquisition of Scudder and RREEF in the U.S.A., we complemented our strong existing presence in Europe, and established the Group Division as a leading asset manager in the world's major markets.
In October 2002, we began to realign the organizational structure in parts of PCAM in order to further improve the basis for profitable growth.

Aligned for growth

Personal Banking

On profitable growth path. In the Personal Banking Corporate Division, we added further attractive services to our client offering. Thanks to disciplined performance management and focused sales activities, Personal Banking delivered a much stronger performance in 2002. Our strength in loans, deposits and other products more than compensated for the decline in securities turnover. Strict cost discipline enabled us to significantly reduce operating expenses in our branch network and online business.

Personal Banking: growth in client numbers continues
in millions at year's end


11.2
12.0
12.5
00
01
02
12.5
12
11.5
11

Income before nonoperating costs 2002
PCAM's results were strongly influenced by the divestment of the insurance business and the Scudder and RREEF acquisitions. The fall in revenues by € 1.4 billion to € 9.0 billion was attributable to lower insurance premiums, accompanied by reduced policyholder benefits and claims. The strong rise in income before nonoperating costs by € 1.4 billion to € 1.6 billion in 2002 included a gain of € 502 million from divestment of the insurance business and related activities. The remaining improvement stemmed largely from a substantial reduction in the operating cost base in the Personal Banking Corporate Division.

Private Clients and Asset Management[1]

in € m.	2002	2001
Net revenues	8,972	10,393
Provision for credit losses	(226)	(206)
Policyholder benefits and claims	(685)	(2,946)
Operating cost base	(6,422)	(6,954)
Income before nonoperating costs	**1,639**	**287**
Average active equity	4,493	4,324
Risk-weighted positions (BIS)	57,359	56,231
Assets	101,296	123,784

[1] For notes and other detailed information, see page 96 and page 176.

Personal Banking: steady growth in mutual funds
Securities account volumes
in € bn. at year's end


33.8
31.2
28.5
00
01
02
33
31
29
27
25

We won 500,000 new private and business clients across Europe, bringing the total to 12.5 million at the end of 2002, including 8.2 million in Germany. In addition to our core markets of Germany, Italy and Spain, we are present in Portugal, Poland and Belgium.

Our combination of personal advice and state-of-the-art online service continued to win customers. About 2.3 million clients – 400,000 or 21 % more than in 2001 – settled their day-to-day banking business online, while taking advantage of personal advice in particular on questions relating to their assets.

Personal Banking continued to widen its product range during the year, introducing, for example, the guarantee fund DWS Funds Flex Protect and launching, with the Xavex Dynamic Bond Portfolio Fund, an innovative bond investment product. To give our customers greater choice, we have also advised them actively since June 2002 on ten first-class mutual funds offered by third party providers. We will further expand the third party offerings in our advisory program in future. Despite weak securities markets, we wrote € 2.6 billion in new clients' assets.

Maxblue, our online brokerage, developed satisfactorily despite difficult markets. In contrast with many competitors, it increased market share in terms of number of securities accounts, securities account volumes and number of securities orders. Since the second half of 2002, maxblue has focused on our core market, Germany. With 500,000 securities accounts at the end of 2002, we are already one of the most successful online brokerage franchises.

Distribution strengthened

In the cooperation with Deutsche Vermögensberatung AG (DVAG) starting in March 2002, DVAG's network of over 30,000 advisors added selected DWS mutual funds as well as banking and mortgage finance products from Deutsche Bank Group to their product range. By the end of 2002, more than 100,000 new customers had been acquired via DVAG.

We are also transforming our branch network by installing Investment & Financial Centers. Their number is set to grow to 1,300 throughout Europe by the end of 2003. These centers are complemented by our network of self-service outlets and mobile financial advisors. With online banking and online brokerage, our customers additionally have remote access channels at their disposal at all times.

Integrated platform

In October 2002 we began to combine – under a single management team and the Deutsche Bank brand – services previously offered to our private and business clients by the two Corporate Divisions, Personal Banking and Private Banking, and by the Corporate and Investment Bank Group Division. The new Private & Business Clients Corporate Division will provide integrated financial solutions to meet the private and business needs of eight attractive customer segments in Europe. Important here is that our advisory service is tailored individually to the customer's various life stages.

We are convinced that, by combining and concentrating our core competencies for these customer groups in the new Private & Business Clients Corporate Division, we shall become more competitive, laying the foundations for even more successful and more profitable business relationships.

Private Banking

Scudder adds momentum

With new alignment. In 2002, our worldwide private banking business gained strong momentum, in particular from the integration of Scudder's private banking activities in the U.S.A. Despite adverse market conditions, we improved our tailored range of integrated solutions for wealth management clients. Private Banking expanded its services designed to help customers maintain or increase their assets. We widened our range of investment types and our advisory offering for market risk management. Private Banking is also working even more closely with the Corporate and Investment Bank and with Asset Management in the interest of its customers.

At the end of 2002, 5,373 Private Banking staff at the world's principal financial centers served roughly 403,000 clients worldwide. Invested assets came to € 148 billion, of which Germany accounted for € 72 billion.

Following the acquisition of Scudder, our customers can now access a broader spectrum of superior global services at ten American locations. Important economies of scale were achieved at the same time as a result of the broader base of clients and assets. We shall continue to expand globally our "Wealth with Responsibility" program with which Private Banking helps wealthy families deal effectively with the many non-financial aspects of their wealth.

In Germany, Private Banking rolled out a new, integrated financial planning tool for customers. It allows them to take an integrated, long-term approach to strategic asset allocation. This product proved very effective for safeguarding our clients' assets in times of volatile financial markets. Our pricing model, which was introduced in 2001 and is based on advisory service uptake rather than securities transactions, helped stabilize revenues in Private Banking.

DWS: market leader at high level in Germany
Market share in % at year's end


24.2
23.1
21.9
23.2
25.0
25
20
15
10
5
0
98
99
00
01
'02

Source: BVI

For the further growth of our global private banking business, we are committed to training and retaining top-quality professionals as part of our goal of becoming employer of choice in the industry. Important investments were made in staff development and training in 2002. In the past three years, for example, 285 relationship managers completed the "Deutsche Bank Private Banking Qualified Financial Consultant" program at the Academy of the Ruhr University in Bochum. The expansion of our platform in the U.S.A. in 2002 made us more attractive as an employer and boosted our global talent pool.

In October 2002 we began to tailor our organizational model more specifically around the various segments of our client base. The new Private Wealth Management will provide exclusive global coverage for high net worth and ultra high net worth individuals and families with their particularly sophisticated requirements.

Swiss private bank acquired

In February 2003, we reached agreement on the acquisition of the highly reputed Swiss private bank Rüd, Blass & Cie AG Bankgeschäft. This addition is an ideal complement to our existing infrastructure and gives us further access to the attractive ultra high net worth client segment in Switzerland.

Asset Management

Asset Management: globalization of platform
Total of € 726 bn. assets under management* at year's end 2002


Europe
40 %
Americas
53 %
Asia Pacific
7 %

* Including alternative investments

Broader base. Outstanding events in 2002 in the Asset Management Corporate Division were the successfully completed acquisitions of Scudder and the real estate asset manager RREEF. We initiated the divestment of our passive asset management business as part of our focus on high-value, higher-margin businesses: active institutional, retail, and alternative investments.

We launched DWS Investments as a truly pan-European brand in the mutual fund business, covering all our key markets in Europe. Our subsidiary DWS has become Europe's largest mutual fund company, expanding its domestic market share leadership to 25% in 2002. DWS received top accolades for its fund performance in Austria, France, Belgium, the U.K. and Switzerland. In Germany, the rating agency Standard & Poor's named it the Best Mutual Fund Company for the eighth year in succession.

In collateralized bond obligations (CBO) business, which DWS only entered in 2000, we became one of the leading European managers in 2002.

In our institutional business, Deutsche Asset Management is one of the leading managers of European pension funds. Furthermore, Deutsche Asset Management was named German Asset Management Firm of the Year by the magazine Financial News.

In the Americas, our U.S. retail business operates under the Scudder Investments brand with some 95 funds spanning the breadth of Deutsche Asset Management's investment range. These funds are available through brokers, financial planners, banks and other intermediaries. Scudder also distributes funds directly through the AARP (American Association of Retired Persons) Investment Program. To strengthen this position, we have begun to selectively expand our business relationships with bulge bracket distributors and are increasing our own wholesaling capacity by 50 %.

Our institutional asset management business completed new transactions on a record scale in 2002, both in the core product range as well as in innovative value-added strategies such as quantitative products and alternative investments.

Asia Pacific has strong growth potential for global asset management business. In Asia, China and South Korea are proving to be particularly strong new business opportunities. In Japan, our strength in Japanese equities, combined with our innovative retail distribution strategies, continues to provide opportunities for growth. The good prospects in Australia are based on our leadership position in alternative investments and on strong independent consultant support.

Asset Management: balanced product mix
Total of € 726 bn. assets under management at year's end 2002


Retail funds
34 %
Institutional
Active
45 %
Passive
14 %
Alternative investments
including real estate
7 %

Strong growth potential in Asia

As fund manager for institutional and private clients, Deutsche Asset Management, with businesses in Japan, Singapore, Hong Kong, Australia, South Korea, India and Taiwan, is a market leader in Asia Pacific.



Customer Focus. The Blackstone Group enjoys a strong business relationship with Deutsche Bank. We and our portfolio companies benefit from Deutsche Bank's private equity investment capital, as well as the full range of the bank's global commercial and investment banking services.
Mark J. Johnson, Associate, Stephen A. Schwarzman, President and CEO, Michael S. Chae, Principal, The Blackstone Group, New York

Corporate Investments

Private equity business streamlined and industrial shareholdings sold

The Corporate Investments Group Division, created in February 2001, is primarily responsible for Deutsche Bank's traditional industrial shareholdings (DB Investor) and its investments in private equity (DB Capital Partners). The invested assets combined in Corporate Investments at the end of 2002 amounted to € 26.4 billion. Of this total, € 6.7 billion related to Private Equity, € 9.2 billion to DB Investor and € 10.5 billion to Other Corporate Investments.

Industrial shareholdings divested

Industrial shareholdings. DB Investor has been the management company for all publicly listed industrial shareholdings of Deutsche Bank Group since 1998. In spring 2002, Deutsche Bank AG decided to separate from non-core businesses and to accelerate the divestment of its industrial shareholdings. Consequently, DB Investor concentrated during 2002 on the partial divestment of its portfolio of publicly listed shares. Despite difficult capital markets and decreasing share prices, successful results were achieved. During the first quarter of 2002 the stake in Baden-Württembergische Bank AG was fully disposed of, while the participation in Nürnberger-Beteiligungs-AG was reduced to just below 3 % from previously 26.4 %. Furthermore, shares and fixed-income securities held in special funds with an aggregated value of roughly € 4 billion as well as smaller parts of the stakes in Allianz AG and Münchener Rückversicherungs-Gesellschaft AG were sold in the capital market. At the end of the second quarter the remaining participation of 4.2 % in Münchener Rückversicherungs-Gesellschaft AG was entirely placed with the market. In the first half of 2002 we sold a total of 7.1 % of the shares of Münchener Rückversicherungs-Gesellschaft AG.

Income before nonoperating costs 2002
In the 2002 financial year, income before nonoperating costs in Corporate Investments Group Division amounted to € 1.7 billion. This corresponded to an increase of € 1.2 billion or 252 % compared with the previous year. The main reason for this was higher revenue from the sale of industrial shareholdings. This included, as the largest transaction, the complete divestment of our shareholding in Münchener Rückversicherungs-Gesellschaft AG.

Corporate Investments[1]

in € m.	2002	2001
Net revenues	3,086	2,054
Provision for credit losses	(144)	(202)
Operating cost base	(1,222)	(1,363)
Income before nonoperating costs	**1,720**	**489**
Average active equity	6,751	7,757
Risk-weighted positions (BIS)	19,219	56,202
Assets	26,546	121,006

[1] For notes and other detailed information, see page 103 and page 176.

Accelerated sales of industrial shareholdings
in € bn.


1.2
2.1
2.7
1.6
5.1
98
99
00
01
02
5
4
3
2
1
0

In the second half of the year the holdings in Deutsche Börse AG, Continental AG and Buderus AG were completely sold, while the stake in Südzucker AG was reduced from 10.9% to 4.8%. DB Investor also disposed of some smaller stakes and holdings. In total, Deutsche Bank Group received proceeds from disposals of stakes in other publicly listed corporations (not including the securities held via special funds) totaling approximately € 5.1 billion, achieving net gains of roughly € 3.5 billion.

During the fourth quarter of 2002 all material industrial shareholdings were concentrated in DB Value GmbH to further streamline the Group structure. Remaining holdings under the DB Investor roof will be merged within Deutsche Bank Group or liquidated.

The market value of the remaining shareholdings in other publicly listed corporations totaled roughly € 5.6 billion on December 31, 2002, which compares to € 15.4 billion at the end of 2001. The substantial market value reduction can be attributed to the above-mentioned disposals and decreased share prices.

Private equity. DB Capital Partners has functional responsibility in Deutsche Bank Group for private equity investing. This includes direct private equity investments and fund investing. DB Capital Partners operates out of offices at various locations in the U.S.A., Europe, and Australia. Both Deutsche Bank assets and clients' assets are invested.

Private equity portfolio reviewed

The direct investing group provides private equity financing, including buyouts, venture capital, growth financing and mezzanine financing for portfolio companies. Consistent with the Group's strategy for industrial shareholdings in 2002, DB Capital Partners focused on managing existing portfolio companies with the aim of reducing risk and maximizing value. The entire invested assets were critically reviewed and all options analyzed.

In February 2003, we sold 80% of our late-stage private equity portfolio with a value of € 1.5 billion. Deutsche Bank retains a share of 20% in the portfolio, comprising private equity investments in the U.S.A. (e.g. Prestige Brands, Jostens) and in Europe (including Center Parcs, United Biscuits).

In fund investing business, DB Capital Partners manages a portfolio of third-party private equity funds of funds. This business is conducted out of New York and London. It provides the bank's clients with access to diversified portfolios of private equity funds through structured investment vehicles. Investments are made in Europe and the U.S.A. in a broad range of private equity funds, including leveraged buyout and venture capital funds.

During 2002, we launched several attractive third-party products. They included a principal-protected fund of funds, a secondary fund of funds and other structured private equity products. With these products, too, we provide our customers with the benefits of our investing and structuring expertise in this market segment.

Direct private equity investments by region
Total of € 3.5 bn. at year's end 2002


Germany
33 %
Europe
(excluding Germany)
27 %
U.S.A.
33 %
Rest of world 7 %

DB Services

Client-focused services for Deutsche Bank and the market

Since February 2001, DB Services has been the central provider of cross-divisional services at Deutsche Bank. At the end of 2002, it had 5,501 employees (full-time equivalent).

Guided by market principle

DB Services' customers are primarily our own Corporate Divisions. Services provided by units featuring an excellent price/quality ratio are increasingly being offered to external markets. The business approach of DB Services is guided by the free market philosophy. This ensures that our Corporate Divisions receive high-quality services at competitive terms and conditions.

Broad service range. DB Services is divided into four organizational units: Information Technology, Transaction Banking, Corporate Services and Corporate Center Services. It offers an exceptionally broad range of services, comprising facilities management, securities and payment services, the conception and implementation of complex IT projects as well as software development and maintenance.

Concentration on core activities. In 2002, DB Services focused even more strongly on the strategy of raising efficiency and reducing costs. As part of our global cost containment measures, we streamlined our services portfolio. Services which had no clear competitive advantage in the market in the foreseeable future were separated from the Group. We expect concentration on our core activities to bring us greater flexibility, lower costs and better development opportunities for the staff concerned.

In July we transferred our shares in emaro, a joint venture for operation of an electronic marketplace, to our partner SAP. In November, we sold our subsidiary easycash, which offers card payment services, to GZS Gesellschaft für Zahlungssysteme. With effect from the turn of the year 2002/2003, we reduced our stake in Sinius, the IT service provider, to less than 20% by selling 50.16% to Siemens Business Services, the previous minority shareholder.

With effect from the beginning of 2003, DB Services was dissolved as an independent unit. Its functions and staff were allocated to the Corporate and Investment Bank and Private Clients and Asset Management Group Divisions and to the Corporate Center.

DB Services: decreasing number of staff
in thousands at year's end*


9.0
7.2
5.5
8
6
4
2
0
00
01
02

* Full-time equivalent

Corporate Center

A Group management instrument of the Board of Managing Directors

The Corporate Center supports the Board of Managing Directors in the uniform management of the Group. Important supra-divisional tasks relate to information technology as well as to organizational and structural issues. The management of Group-wide control and risk-relevant functions has special importance. All the respective processes are globally integrated into the Corporate Divisions and closely aligned to business. This principle of operating in close contact with the market, but with independent reporting lines, is a central element of our corporate philosophy. The members of the Board of Managing Directors responsible for the control and risk-related staff units in the Corporate Center are the Chief Financial and Risk Officer, Chief Administrative Officer and Chief Operating Officer.

Supports the Group Board

Controlling, Tax and Risk Management. For the Controlling staff unit, the changeover to U.S. GAAP accounting and the stringent requirements of the SEC, the U.S. securities and stock exchange regulator, have substantially increased the reporting workload. In addition, there are also tighter corporate governance regulations in Germany and abroad, the implementation of which ties up considerable resources in some cases.
The Tax unit advises the Corporate Divisions on tax issues relating to structures, products and transactions. It monitors our tax positions worldwide and ensures that our tax obligations are fulfilled.
Risk Management monitors and manages the credit, market and operational risks in Deutsche Bank. This task has fundamental importance especially in an adverse economic environment.

Audit, Legal and Compliance. Internal Audit regularly inspects Deutsche Bank's internal control and risk management systems and assesses its operating and business processes. For this purpose it applies uniform standards that also satisfy regulatory requirements.
The Legal unit supports the management of the bank's legal and reputation risks and coordinates cooperation with regulatory bodies, especially the Federal Financial Supervisory Authority. In 2002, Legal was heavily involved with new corporate governance recommendations.
With the help of its control system, the neutral Compliance function makes sure that capital market law and the standards of conduct to which we have committed ourselves are observed.

Treasury. The Treasury staff unit is responsible for the Group-wide management of capital, balance sheet and liquidity and coordinates their allocation to the Corporate Divisions. It also ensures that our regional units fulfil their regulatory capital requirements.

High core capital ratio
BIS core capital ratio* in % at year's end


9.6
8.1
7.8
6.3
5.9
9.0
8.0
7.0
6.0
5.0
98
99
00
01
02

* 98-99: IAS figures
00-02: U.S. GAAP figures



Creativity. The creativity and diversity of colleagues worldwide are a unique competitive advantage. Achieving top performance in times of constant change depends on each one of us showing adaptability, team spirit and tenacity.
Kathrin Leeb, Deutsche Bank AG, Global Corporate Finance, Frankfurt am Main

Responsibility as a global employer

Comprehensive support for staff in difficult times

In 2002, the Human Resources units at Deutsche Bank focused on implementation of the planned restructuring measures. The number of employees (full-time equivalent) in the Group was reduced by 9,082 to 77,442 as of the end of the year. Excluding changes in the group of consolidated companies, the number of staff decreased during the reporting year by 7,699. Acquisitions and sales of companies led to a net reduction of 1,383 in the number of employees. Through the purchase of companies, the number of staff increased by 4,804, primarily from the acquisitions of Scudder (3,407) and RREEF (1,155). On the other hand, sales of companies decreased the number of staff by 6,187. The largest portion of this figure was attributable to the divestments of Herold-Versicherungsgruppe (2,541) and Deutsche Financial Services (1,210), the disposal of the majority shareholding in Sinius (1,117) and the merger of Eurohypo (666). The ongoing restructuring measures will also reduce our staff count in 2003.

Decreasing staff numbers
in thousands at year's end*



70.0
87.7
89.8
86.5
77.4
90
80
70
60
50
40
30
98
99
00
01
02

* Full-time equivalent

Changes in the group of consolidated companies led to shifts in regional staff structures. In particular the acquisitions in North America resulted in 15,309 people, or roughly one fifth of our staff, being employed there as of the end of 2002. Germany, with 33,807 employees or 43.7% of all our staff, remained the region with the largest share of the bank's workforce. On balance, the number of staff members in Germany fell by 7,384. Of this number, 4,380 were attributable to corporate divestments. The remaining net reduction of 3,004 includes employees who gave notice, severance agreements and early retirement contracts. Growing use is being made of the possibility of early retirement on a part-time basis.

Changed regional structure

DB Mosaic for Employment. We take care to ensure that unavoidable reductions of staff for reasons of competition are carried out in a socially responsible manner. Here, we use all of the diverse elements of our "DB Mosaic for Employment". Executives and Human Resources units offer individual help to employees affected by restructuring measures and, wherever possible, try to match them with real employment alternatives. Though increasing job reductions are making it more and more difficult, our primary objective is still to find alternative employment within the Group. Staff members who find no alternative place in the Group are supported with outplacement advice and coaching services for vocational reorientation, for many of them a new experience. Our help in this

Staff adjustment in socially responsible manner

Staff

	2002
Employee Commitment Index	67
Absentee rate	2.9 %
Employees leaving the bank for a new job	3.6 %
Training and advanced training (expenses in € million)	179

respect goes way beyond our contractual obligations and severance payments.

To poll staff is to involve them. Structural adjustment measures, especially those affecting staff, clearly influence the image that employees have of their employer, which largely determines their loyalty to and motivation for the company. In 2002, we wanted a precise and realistic picture of the mood of our staff. We therefore conducted a professional, Group-wide survey of our staff, inquiring into all the factors that could influence their mood and conduct. Approximately 35,000 staff members worldwide – or 42.6% of our total staff – voluntarily took part in this survey. Primarily, it revealed a gratifyingly high level of motivation and willingness to embrace change on the part of our staff members. They continue to regard Deutsche Bank as highly professional and believe in its success.

Highly motivated employees

On the other hand, staff members called for greater clarity in the definition of each individual's expected contribution towards achieving the Group's targets, greater support for personal and career development and closer cooperation among the Corporate Divisions. We take these wishes very seriously and are already working on rapid and sustainable improvements.

Diversity management as an economic factor in our success. Promoting diversity is part of our corporate identity, which is based on a broad definition of diversity. Our philosophy reflects our respect for each other, openness and individual responsibility for ongoing career and personal development. We defined this basic view in Deutsche Bank's own globally applied Code of Conduct. We expect every member of staff to comply with it.
We want to provide for an open environment, where cultural conflicts are avoided and employees are promoted according to their performance. Our success is based on our ability to create the necessary professional conditions for our talented staff members. To make it possible for every staff member to develop his or her full potential, we support the need for a work-life balance.
Our efforts aimed at equal opportunity in the workplace, which were rewarded for the second time with the "Total-E Quality" accolade – an award highly esteemed in the professional world – are paying off. The proportion of female executives, for example, has risen in the last two years from 9.4% to 14%. Our commitment to a prejudice-free work environment was awarded the Max Spohr Prize by the Völklinger Kreis e.V.

Regional deployment of our staff
Total of 77,442* at year's end 2002


Germany
44 %
Europe (excluding Germany)
27 %
North America
20 %
South America
1 %
Asia/Pacific/Africa
8 %

* Full-time equivalent

Performance-based compensation promotes dedication and productivity. Deutsche Bank Group's present staff remuneration is based on a modern compensation system. The base salary is linked to responsibilities and a peer comparison. In addition to base salary, there are variable earnings components linked to the results of Deutsche Bank Group and the individual's performance. The introduction of the "Tariff Bonus" program in Germany made it possible for the first time in 2002 to structure a variable income component for employees paid according to the tariff wage agreement and to link this component to their individual performance. This portion will significantly increase as a result of the tariff wage agreement for the private-sector banking industry concluded at the end of 2002.

Performance-based variable compensation

We considerably expanded various share-based compensation components. Staff members with high variable compensation receive a portion of their pay, not as cash, but in the form of Deutsche Bank shares. Depending on the amount of total compensation, the portion in shares can increase to approximately 50% of the variable component. In this way, personal performance and the development of our share price are linked in the interests of shareholders.

Talent for the bank of tomorrow. In 2002, the bank hired 800 university graduates – from all over the world and for all Corporate Divisions and important locations. Our user-friendly Internet website makes it possible to apply online, which has simplified and accelerated the hiring process. In Germany, our apprentices are an important source of tomorrow's management. To fulfil the more complex requirements of an increasingly specialized business world, we train apprentices in six different occupations. Last year, vocational training contracts were concluded with 938 young people. At the end of the year, Deutsche Bank Group employed a total of 2,407 apprentices.

Pension commitments outsourced. In December, the Board of Managing Directors of Deutsche Bank gave its approval to outsource the pension provisions for staff members and pensioners in Germany totaling € 3.9 billion and to back them with securities investments. The assets retained to finance the pension provisions will be transferred irrevocably to a legal, independent trustee and consequently deducted from Deutsche Bank's operating assets. By separating these assets and investing them in a widely-diversified portfolio of securities, especially bonds, we are securing the company pension claims even more strongly than before. Nevertheless, our pensioners will continue to receive their pension payments directly from Deutsche Bank. All Group companies remain fully liable for their pension commitments. In outsourcing its pension obligations, Deutsche Bank is adjusting to international standards. At the same time, we are reducing our balance sheet and improving its international comparability.

Length of service of our staff
Total of 83,970* at year's end 2002


Less than 5 years
43 %
5 to 14 years
32 %
More than 14 years
25 %

* Headcount

Energy. Trust and energy are essential if new projects are to live. In the Deutsche Bank we have found these qualities in abundance, and we are proud to be their partners in our journey into the 21st century. They have enabled us both to dream and to move forward, and we are profoundly grateful.

Sir Simon Rattle, Music Director of the Berliner Philharmoniker and Artistic Director of the Berlin Philharmonie, Berlin



Commitment to society

Our corporate citizenship activities focus on tolerance, cultural diversity and responsibility towards society

At the dawn of the 21st century, human society faces challenges that will impact strongly on the future. As a corporation with global operations, Deutsche Bank is involved in the search for new approaches to a sustainable consensus.
We exercise our commitment to society worldwide through foundations and a broad range of initiatives and projects in the social, cultural, scientific and environmental areas. Our activities are centrally managed by the Corporate Cultural Affairs staff unit in the Corporate Center.

National and international forums

Tolerance and diversity. In 2002, numerous events and projects dealt with the year's topic "With an Open Mind – Tolerance and Diversity". The Alfred Herrhausen Society for International Dialogue addressed this issue in Germany and abroad in a series of discussions and publications. The Tenth Annual Colloquium in Berlin was the highlight, where 250 well-known experts from 29 countries discussed challenges facing tolerance and diversity as well as potential solutions in a global context.

Help given in many ways

Commitment to society. The Deutsche Bank Alfred Herrhausen Foundation Helping People to Help Themselves provided its funds and expert knowledge to the flood victims in August 2002 in Germany, Austria and the Czech Republic: approximately 500 individual acts of assistance and over 50 charitable donations were made to hospitals, schools and kindergartens up to the beginning of 2003. Deutsche Bank donated a total of more than € 5 million, some of which also went to scientific and cultural causes in the regions affected. On top of this, individual donations from customers and employees amounted to € 1.5 million.
The project "Youth–School–Industry" was expanded for the first time to include Poland, the Czech Republic and Hungary. 1,865 students at 100 schools worked on 450 business-related projects integrated into their lessons, which were then published by media partners. We initiated a new project, "School is Cool – Making Learning More Fun" to counteract the growing tendency towards truancy.

Society[1]

in € m.	2002
Social affairs	27.9
Culture	4.3
Society and the sciences	8.0
Environment	1.1

[1] Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending.

Participation in projects

In Great Britain, our commitment to society also puts strong emphasis on educational issues. As part of the "Enriching Curriculum Learning" project, more than 5,000 students in London were able to gather inspirational learning experiences by attending cultural events and workshops hosted by artists. In numerous school projects, Deutsche Bank staff members taught students the basics of business management and how to use electronic media. Deutsche Bank received the City of London's Dragon Award for its innovative projects in London's disadvantaged neighborhoods.

On the American continent, the Community Development Group provides support to disadvantaged communities in metropolitan areas in the form of grants, bonds and programs. The "Housing First!" project focused on the lack of affordable housing in New York City. The initiative played a part in the City of New York's allocation of more than U.S.$ 3.5 billion to low-income housing projects. In Latin America, a large number of our employees again participated in "Initiative plus", our Group-wide volunteer program, and helped make a difference in local poverty-stricken neighborhoods in 2002. Deutsche Bank provided financial support for their projects.

The Deutsche Bank Africa Foundation began its activities in the reporting year with an endowment of U.S.$ 15 million and was actively engaged in educational, developmental and job creation projects. The most important ones in 2002 were the "Lim'unvune Entrepreneurial Assistance Programme"; the "CIDA City Campus", a four-year scholarship program for pupils from underprivileged regions; and the "Noah project", which cares for AIDS orphans in family-like groups.

Visitors to Deutsche Bank's art exhibitions by continent
Total of 126,707 visitors in 2002*


Africa
7 %
Australia
8 %
Europe
50 %
America
21 %
Asia
14 %

* Excluding visitors to Deutsche Guggenheim Berlin

Art and culture. For the first time, works of art from our extensive art collection were on display on all continents. Exhibits in Singapore, Auckland, Mexico City and Cape Town offered different perspectives in contemporary art. In St. Petersburg, the Hermitage presented contemporary art from a German company's collection for the first time with our exhibition entitled "Man in the Middle". Our "Moment"– art in public spaces – series of exhibitions continued with Karin Sanders' "wordsearch". With 600,000 visitors, Deutsche Guggenheim Berlin was the most successful private exhibition room in the German capital.

Since its establishment in 1995, the Deutsche Bank Cultural Foundation has provided support to nearly 600 projects and launched a growing number of its own events. Highlights in 2002 included our support for the "Picasso et les Femmes" exhibition in Chemnitz as well as the expansion of our cooperation with the Berliner Philharmoniker. As exclusive sponsor, Deutsche Bank annually hosts the opening concert of the season as well as concert tours in Germany and abroad. In addition, the Cultural Foundation also provides financial support to promising young musicians studying with the Berliner Philharmoniker's Orchestra Academy. Our Opera Today Academy accepts 15 scholars each year and prepares them for artistic leadership functions at opera houses.

Commitment to the sciences

Sciences. The Deutsche Bank Donation Fund in the Donors' Association for German Science endowed a guest professorship for the Institute of Law and Finance at the Johann Wolfgang von Goethe University in Frankfurt am Main. Another grant provided funding for a research project in transatlantic relations at the University of California, Berkeley. We also provided support to the graduate research program "Capital Markets and Finance in the Enlarged Europe" at the European University Viadrina, Frankfurt an der Oder. Our Historical Institute is actively involved in its own and external research projects on the history of Deutsche Bank. They focus primarily on the National Socialist period as well as on the history of the bank in North America and German-American financial relations in general.

Sustainability as leitmotif. In our globally-connected world, economic challenges are growing and so too are the demands on the acceptance of responsibility towards those in need, our community and the environment. This is especially true for companies with global operations. For this reason, it is important to us that we observe sustainability principles in the ongoing development of our company.
Sustainability is understood to mean a future-oriented approach to all activities with the aim of passing on to future generations stable economic and social conditions as well as a healthy environment. Sustainability is also a prerequisite for continuous growth in the value of our company. For us, economy, ecology and social responsibility are inseparably linked, even if the respective criteria sometimes compete with each other.
Sustainability is firmly anchored in our management policies. It is also an integral element of our corporate culture and a guiding principle in our daily activities.

- We want to manage our company in a sustainable and future-oriented manner.
- We take ecological and social criteria – beside business aspects – into consideration when evaluating financing proposals.
- We offer profitable products to institutional and private investors who wish to participate in ethical or environmental sectors.
- And, as a corporate citizen, we make an active contribution to society to strengthen the sustainability concept around the world.

Sustainability and shareholder value. In addition to business criteria, indices such as the Dow Jones Sustainability Indices (DJSI) or the FTSE4Good Indices include ethical, environmental and social criteria when they evaluate companies. Deutsche Bank has been included in both of these index groups since their inception. On the basis of the DJSI, DWS launched its "DWS Invest Sustainability Leaders" fund on the market in June 2002, where it met with brisk demand.

Outstanding sustainability rating
Financial services companies
Index ceiling = 100


■ Deutsche Bank
□ Global average
58
35
62
20
66
30
62
31
60
50
40
30
20
10
0
Economic criteria
Environmental criteria
Social criteria
Total

Source: SAM Research Inc., October 2002

Environmental management confirmed

Environmental management system. As the first major bank to do so in Germany, Deutsche Bank implemented an environmental management system based on ISO 14001 standards in 1999. As part of the external ISO certification, working procedures and system requirements are inspected annually. Certification was confirmed again in Germany in 2002 and covered both operating environmental protection and our business activities. The latter are subject to the respective globally valid regulations relating to environmental protection, for example in connection with company and risk valuation.

Global commitment. Deutsche Bank is an active part of a network aiming to implement the sustainability concept wherever possible. We cooperate with national and international partners, including non-governmental organizations, government authorities and foundations. In this context, we view ourselves as a corporate citizen with global responsibility. We have been actively involved for many years with supra-national organizations and national programs such as the United Nations Environment Programme (UNEP) and Global Compact, as well as econsense – a Forum for Sustainable Development.

The United Nations Global Compact initiative is dedicated to achieving global acceptance of standards of conduct. The standards are articulated in nine principles focusing on human rights, labor and the environment. Deutsche Bank was one of the first companies to support this global initiative, with more than 800 companies now participating. We feel we have a duty, not only to observe these principles, but also to encourage other companies to join us in the Global Compact.

We regard the Deutsche Bank Microcredit Development Fund as a good example of the implementation of Global Compact principles. Micro or very small loans have proven to be most effective instruments enabling families to support themselves, for example by establishing small businesses, and to escape the poverty cycle. In 2002, Deutsche Bank expanded both the financial and geographical scope of the Microcredit Development Fund. In the reporting year, the Fund's resources made it possible to provide loans totaling U.S.$ 45 million to approximately 90,000 micro-businesses. Since the end of 2001, private investors in Germany and the U.K. have been able to participate in the Fund.

econsense – a Forum for Sustainable Development is an initiative sponsored by leading internationally-active German companies and organizations. Its aim is to participate in a dialogue with political circles in order to create conditions that encourage innovation and competitiveness.

Microcredit by region
Total of U.S.$ 45 m. at year's end 2002


North America including the Caribbean 16 %
South America 11 %
Asia 37 %
Eastern Europe 13 %
Africa 23 %

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Management Discussion

Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Critical Accounting Policies

We have prepared the consolidated financial statements in this document in accordance with U.S. GAAP. In preparing our consolidated financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management estimation and underlying assumptions. Since estimating future events and their effects cannot be perceived with certainty, these estimates and assumptions could result in materially different amounts reported if conditions or underlying circumstances were to change. A critical accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. It is dependent on events remote in time that may or may not occur or it is not capable of being readily calculated from generally accepted methodologies or derived with some degree of precision from available data. A critical accounting estimate also involves estimates where management could have reasonably used another estimate in the current accounting period. An estimate could also be deemed critical if changes in the accounting estimate are reasonably likely to occur from period to period and have a material impact on financial condition, changes in financial condition or results of operations. For a detailed discussion of these and other accounting policies, see Note [1] to the consolidated financial statements.

Allowance for Loan Losses

We maintain an allowance for loan losses for exposures in our portfolio that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses include a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect the consolidated statement of income. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Personal Banking Corporate Divisions.

The specific loss component is the allowance for losses on loans for which management believes we will be unable to collect all of the principal and interest due under the loan agreement. This component results in the largest portion of our allowance and requires consideration of various underlying factors. These assumptions include, but are not limited to, the financial strength of our customers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. Some of the underlying factors used in determining the inherent loss component include, but are not limited to, historical loss experience and political, economic and other relevant factors. Significant changes in any of these factors could materially affect the consolidated statement of income. For example, if our current assumptions about expected future cash flows used in determining the specific loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.

Our provision for loan losses totaled € 2.1 billion, € 1.0 billion and € 478 million for the year ended December 31, 2002, 2001 and 2000, respectively.

For further discussion on our allowance for loan losses, see our risk report and Notes [1], [7] and [8] to the consolidated financial statements.

Impairment of Assets other than Loans

Certain assets, including goodwill and other intangible assets, equity method and direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, and premises and equipment, are subject to an impairment review. We record impairment charges when we believe an asset has experienced an other than temporary decline in value, or its cost may not be recoverable. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset's recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgement.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill or other intangible assets may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount, or if the fair value of an intangible asset with an indefinite useful life is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgements and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2002, goodwill had a carrying amount of € 8.4 billion. Evaluation of impairment is a significant estimate for multiple divisions. During 2002, an impairment charge for goodwill was recorded after an assessment for impairment was made due to a change in the estimated fair value as a result of holding a significant portion of our Private Equity business unit for sale in our Corporate Investments Group Division. For further discussion on goodwill and other intangible assets, see Note [12] to the consolidated financial statements.

Other intangible assets with finite useful lives and property, plant and equipment are evaluated for impairment when indicators of impairment exist. If the sum of the undiscounted future cash flows expected to result from an asset is less than the reported value, an impairment must be recognized to the extent the fair value of the asset is less than its carrying amount. If the asset is held for sale, the impairment charge is recorded based on the lower of the asset's carrying value or fair value less cost to sell. If an asset is to be disposed of by a means other than sale, when the asset ceases to be used a loss is recorded for any excess of carrying value over salvage value. For additional information on property, plant and equipment, see Note [11] to the consolidated financial statements and for further discussion on intangible assets, see Note [12] to the consolidated financial statements.

Equity method investments, direct investments and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the issuer, such as a downgrade in credit rating. Because this specific information may become available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. If the decline in fair value below cost of the investment is determined to be other than temporary, an impairment loss is recognized to the extent the carrying value of the investment exceeds fair value. Determining whether a decline in value is other than temporary requires judgment. We recognized an other-than-temporary impairment for equity method investments, direct investments and securities available for sale in 2002 and 2001. Securities available for sale are carried at fair value with net unrealized gains and losses included in other comprehensive income. Any unrealized losses included in other comprehensive income are not recorded in earnings until the losses are realized or determined to be an other-than-temporary impairment. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and direct investments, see Note [6] to the consolidated financial statements.

Deferred Tax Asset Valuation Allowances

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation allowance to the amount that based on available evidence management believes will more likely than not be realized. We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense in the period such determination was made.

We have considered future taxable income, the mix of earnings in the locations where we operate, and tax planning strategies in determining the need for a valuation allowance. We could be required to increase the valuation allowance if we were unable to generate sufficient taxable income. Our income tax provision included charges related to changes in valuation allowances of approximately € 254 million and € 286 million for the year ended December 31, 2002 and 2001, respectively. As a result of a reduction of our valuation allowance, we had an income tax benefit of € 108 million for the year ended December 31, 2000. These changes were a result of reviews of the factors discussed above.

Fair Value Estimates

Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded contracts and venture capital companies, may not be available.

When quoted market prices are not available, derivatives and securities values are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using pricing models is dependent upon time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. Pricing adjustments to model or portfolio valuations consider liquidity, credit exposure, concentration risks, hedging strategies, quality of model inputs, and other factors.

Where valuation of financial instruments is subjective due to the lack of observable market prices or inputs, management must apply judgment to make estimates and certain assumptions. For example, if prices or inputs to financial models are used for similar financial instruments, judgment is applied to make appropriate adjustments for differences in credit risk, liquidity or other factors. Because the fair value determined may differ from actual net realizable value, this estimate is considered a critical accounting estimate. These estimates are critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trade certain over-the-counter derivatives, some of which may have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which may hold investments that are not actively traded.

Effects of German Tax Reform Legislation and Accounting for Income Taxes

You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes results in a negative impact on our results of operations in 2002 and 2001 and a large positive impact in 2000. These impacts totaled an expense of € 2.8 billion in 2002, € 995 million in 2001 and a benefit of € 9.3 billion in 2000. We therefore recommend that you also consider our net income for 2002, 2001 and 2000 excluding the effect of the impact of changes in income tax rates when you compare 2002, 2001 and 2000 to one another and to earlier and future periods.

Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45% to 40%. In October 2000, the German government enacted comprehensive tax reform legislation. The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:

- The corporate income tax rate declined, beginning on January 1, 2001, to 25% for all corporate profits. Until the end of 2000, the rates were 40% for retained profits and 30% for distributed profits.
- The tax rate applicable to capital gains on the sale of equity securities eligible under the legislation was, beginning on January 1, 2002, reduced to zero. Until that date, the tax rate that applied to capital gains on these sales was the same as the tax rate applicable to ordinary income. For 2000, this tax rate change resulted in a tax benefit of € 9.0 billion.

The following is a description of the accounting treatment for these income tax rate changes and its effects on our results of operations.

U.S. GAAP requires us to record all unrealized gains on available for sale securities, net of the related deferred tax provisions, in other comprehensive income. The deferred tax provisions are based on the excess of the fair value of these securities over our tax basis in them. At the end of each reporting period, we record deferred tax provisions and related deferred taxes payable based on the change in the unrealized gain for that period using the effective income tax rate we expect will apply in the period we expect to realize the gain. Since both the unrealized gains and the related deferred tax provision are recorded in other comprehensive income, neither the unrealized gains nor the deferred tax provision affects net income in that period.

U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities include an extensive portfolio of eligible equity securities that had appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this new legislation. The elimination of the German tax on the capital gains on sales of eligible equity securities is responsible for the majority of the income tax benefit we recognized in 2000.

Most of the eligible equity securities are among our industrial holdings. We acquired many of these industrial holdings, most of which we classify as available for sale securities under U.S. GAAP, many years ago, and most of them have appreciated in value considerably over that time. Since we intend to sell these industrial holdings in the most tax-efficient and commercially prudent manner possible, the estimated effective tax rate we applied to these unrealized gains when the new tax rate changes were enacted was essentially zero. As a result, most of the reductions in deferred tax liabilities associated with unrealized gains on our eligible equity securities related to our industrial holdings.

Although we recorded the deferred tax provisions directly to other comprehensive income for unrealized gains on available for sale securities, U.S. GAAP nevertheless required that this adjustment to the related deferred tax liabilities for a change in expected effective income tax rates be recorded as an adjustment of income tax expense in the period the tax rate change is enacted.

The adjustment to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:

- When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security's share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 3.0 billion on December 31, 2002 and € 5.9 billion on December 31, 2001.
- This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.
- Although we have recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, any realized gains on these securities starting in 2002 will not result in any taxes actually payable in cash in the periods of the sales or any other time, unless the rates are changed again before we sell the securities. In other words, all of the deferred tax benefit and expense amounts are noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders' equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the noncash income tax expense will have its effect, are both components of shareholders' equity.

The following table presents the level of unrealized gains and related effects in available for sale equity securities of DB Industrial Holdings, which held the most part of our portfolio of industrial holdings which reflect both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. Since the deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000, the deferred tax amount relating to the tax rate changes in Germany currently exceeds the amount of related unrealized gains of the available for sale equity securities of DB Industrial Holdings.

in € bn.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Market value	5.3	14.1	17.5	21.8
Cost	5.0	5.7	5.6	5.8
Unrealized gains in Other Comprehensive Income	0.3	8.4	11.9	16.0
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.9	5.5	6.5	8.6
Other Comprehensive Income, net	**(2.6)**	**2.9**	**5.4**	**7.4**

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 2.8 billion in 2002 and € 995 million in 2001 even though there is no tax actually payable on the gains.
Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank's tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities. Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Significant Acquisitions and Divestitures

In December 2001, we signed agreements with Zurich Financial Services (Zurich) to acquire the greater part of Zurich's asset management businesses (Scudder, excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, most of which we held through Versicherungsholding der Deutschen Bank AG (Deutscher Herold). We completed these transactions, that effect basically our Corporate Divisions Asset Management and Personal Banking, in the second quarter of 2002.

In the second quarter of 2002, we acquired U.S.-based real estate investment manager RREEF. RREEF is operated as a business unit within DB Real Estate, the real estate investment management group of our Asset Management Corporate Division.

In the second quarter of 2002, we sold our Banque Worms' branches located outside of Paris. In the first quarter of 2003 we sold our remaining two Banque Worms' branches in Paris.

Following the agreement reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with Deutsche Hypothekenbank Frankfurt-Hamburg AG and Rheinhyp Rheinische Hypothekenbank AG, which were the respective mortgage bank subsidiaries of Dresdner Bank and Commerzbank, to form the new EUROHYPO AG. For certain purposes, other than financial reporting under U.S. GAAP, the merger had retroactive effect from January 1, 2002, even though the merger of the three entities was completed and entered into the commercial register on August 13, 2002. After the merger, our share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002 our share of the combined entity was 34.6%. Furthermore, in January 2003, part of our German commercial real estate financing activities and Dresdner Bank's U.S.-based real estate investment banking team were transferred to the combined entity. The three transfers resulted in an increase in our share of EUROHYPO AG to 37.6%. In regard to these transactions, we have transferred in the first quarter 2002 the activities of our mortgage bank subsidiary from our Corporate Division Corporate Banking & Securities to our Group Division Corporate Investments.

In the third quarter of 2002, we entered into an agreement with Northern Trust Corporation to sell most of our Passive Asset Management business. The closing of the sale was completed in the first quarter of 2003.

In the fourth quarter of 2002, we signed definitive agreements for the sale of substantial parts of our Global Securities Services business, that was combined in our Corporate Division Global Transaction Banking, to State Street Corporation. The transaction closed in the first quarter of 2003.

In the fourth quarter of 2002, we sold our commercial finance business of Deutsche Financial Services, that was part of our Group Division Corporate Investments, to GE Commercial Finance and our consumer finance business of Deutsche Financial Services to E*TRADE Bank.

In the fourth quarter of 2002, we signed an agreement with IBM Business Services (IBM BS) pursuant to which we will outsource our German Private Clients and Asset Management (PCAM) Information Technology/Infrastructure (IT/I) data centers, continental European server sites and DWS Europe computer centers to IBM BS. The contract is for a ten-year period. Under the agreement, IBM BS will provide us with a wide range of technology services. Pursuant to the agreement, effective February 1, 2003, we transferred our PCAM IT/I business, including the respective human resources and controlling groups as well as related infrastructure functions, to IBM BS. Upon this transfer, approximately 900 staff left the company and joined their new employer IBM BS.

In February 2003, we signed an agreement with Zurich Financial Services to acquire Rüd, Blass & Cie AG Bankgeschäft, a private Swiss bank. The transaction, that will strengthen our expertise in the Private Wealth Management, is subject to regulatory approval.

In November 2002, we entered into exclusive negotiations with the management team of DB Capital Partners regarding the sale of our late-stage private equity portfolio. The sale was completed in February 2003. We will retain a 20% interest in the portfolio.

In February 2003, we announced the simultaneous sale of two prime City of London real estate investments. We have entered into agreements with The British Land Company PLC for the sale of the long leasehold (999 years) of 1 Appold Street and with KanAm grundinvest Fonds for our 55% interest in Winchester House. We will remain in occupancy of these properties for a minimum of 15 years.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Overview

The following table presents our condensed consolidated statement of income for 2002, 2001 and 2000:

in € m.	2002	2001	2000
Net interest revenues	7,186	8,620	7,028
Provision for loan losses	2,091	1,024	478
Net interest revenues after provision for loan losses	**5,095**	**7,596**	**6,550**
Commissions and fee revenues	10,834	10,727	11,693
Trading revenues, net	4,024	6,031	7,625
Other noninterest revenues	4,503	4,163	8,133
Total noninterest revenues	**19,361**	**20,921**	**27,451**
Total net revenues	**24,456**	**28,517**	**34,001**
Compensation and benefits	11,358	13,360	13,526
Goodwill amortization/impairment	62	871	771
Restructuring activities	583	294	125
Other noninterest expenses	8,904	12,189	12,710
Total noninterest expenses	**20,907**	**26,714**	**27,132**
Income before income tax expense (benefit) and cumulative effect of accounting changes	3,549	1,803	6,869
Income tax expense	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect[1]	2,817	995	(9,287)
Income before cumulative effect of accounting changes, net of tax	**360**	**374**	**13,513**
Cumulative effect of accounting changes, net of tax[2]	37	(207)	–
Net income[1,2]	**397**	**167**	**13,513**

[1] Income tax expense of € 2.8 billion in 2002, income tax expense of € 995 million in 2001 and € 9.3 billion of income tax benefit in 2000 resulted from changes in effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects above in "Effects of German Tax Reform Legislation and Accounting for Income Taxes". The next table presents these figures excluding these effects.

[2] In 2002 and 2001, these figures reflect the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income below in "Cumulative Effect of Accounting Changes".

The following table shows our net income excluding cumulative effects of accounting changes and the effects of the tax rate changes we describe above:

in € m. (except per share amounts)	2002	Per Share (basic)	2001	Per Share (basic)	2000	Per Share (basic)
Net income	397	€ 0.64	167	€ 0.27	13,513	€ 22.00
Cumulative effect of accounting changes, net of tax	(37)	€ (0.06)	207	€ 0.33	–	–
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,817	€ 4.58	995	€ 1.61	(9,287)	€ (15.12)
Net income before accounting changes and the effect of tax rate changes	**3,177**	**€ 5.16**	**1,369**	**€ 2.21**	**4,226**	**€ 6.88**

In 2002 our net income was € 397 million, which includes tax expense of € 2.8 billion due to the reversal of tax benefits recorded in prior years for the effect of changes in German tax law. The cumulative effect of accounting changes increased net income by € 37 million. Net income was € 167 million in 2001, including tax expense of € 995 million representing the reversal of tax benefits recorded in prior years for the effect of German tax law changes. Net income in 2001 was further reduced by the € 207 million cumulative effect of accounting changes. Excluding the effect of tax law changes in both years, net income in 2002 and 2001 would have been € 3.2 billion and € 1.2 billion, respectively. Further, excluding the cumulative effect of accounting changes in both years, net income would have been € 3.2 billion in 2002 and € 1.4 billion in 2001.
Net income in 2000 was € 13.5 billion and included a benefit from those German tax law changes of € 9.3 billion. Excluding this effect the net income in 2000 would have been € 4.2 billion. There was no cumulative effect of accounting changes in 2000.
Basic earnings per share were € 0.64 in 2002, as compared to € 0.27 in 2001 and € 22.00 in 2000.

Net Interest Revenues

Our net interest revenues in any period depend primarily on the following:
- the amounts and kinds of assets and liabilities we have, and the kinds of revenues they generate and expenses they incur;
- general levels of and movements in interest rates; and
- to a lesser extent, movements in exchange rates.

The following table sets forth data relating to our net interest revenues:

in € m. (except percentages)	2002	2001	2000
Net interest revenues	7,186	8,620	7,028
Average interest-earning assets[1]	781,134	877,727	898,514
Average interest-bearing liabilities[1]	729,643	783,710	815,867
Gross interest yield[2]	4.58%	6.11%	6.14%
Gross interest rate paid[3]	3.92%	5.74%	5.90%
Net interest spread[4]	0.66%	0.37%	0.24%
Net interest margin[5]	0.92%	0.98%	0.78%

[1] Average balances for each year are calculated based upon month-end balances
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate we paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets

Net interest revenues were € 7.2 billion in 2002, a decrease of € 1.4 billion, or 17%, as compared to 2001. Our net interest revenues were € 8.6 billion in 2001, an increase of € 1.6 billion, or 23%, as compared to 2000. Our net interest spread increased by 29 basis points whereas our net interest margin decreased by 6 basis points in 2002, after both increased in 2001.

The decrease in net interest revenues in 2002 occurred because, while both our interest revenues and our interest expense decreased, the decrease in interest expense was smaller. The overall decline in net interest revenues is due to a number of factors. Dividends received, primarily on our securities available for sale portfolio, decreased by € 644 million. The principal reasons for the decline are the sale of most of our insurance business in the second quarter of 2002, the merger of our mortgage bank subsidiary EUROHYPO with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002 and the sale of our European asset finance and leasing business in the second quarter 2001. In 2001, by contrast, a year in which interest revenues and interest expense as well decreased compared to 2000, the decrease in our interest revenues was exceeded by the decrease in interest expense.

We believe that the change in our mix of businesses is the single most important factor driving the general development of net interest revenues, net interest margin and net interest spread during recent years. In 2002, for example, we sold most of our insurance business and merged our mortgage bank subsidiary. We have experienced a continuing shift in the mix of our business towards investment banking activities, including trading, and asset management. These businesses not only generate noninterest revenues, such as trading revenues and commissions and fee revenues, but they also generate related net interest revenues. Trading assets, for example, produce both interest income and trading revenues, and our costs of trading liabilities and other funding of the trading assets include both interest and noninterest expenses. As we have changed our asset and liability structure to emphasize our trading businesses, we have become less focused on earnings from net interest revenues or net trading revenues in isolation. We instead manage our business by reference to the total revenues our trading portfolio generates, including interest and noninterest revenues, and our total costs of carrying them, including interest and noninterest expenses. The proportion of interest and noninterest revenues and expenses our trading portfolio generates in any period is a function of market conditions, the opportunities available to our trading units and the strategies they adopt and instruments they use in response. To give you what we believe is a more comprehensive indication of the performance of our trading businesses, we present our trading related interest revenues and expenses together with our other trading revenues and expenses below under "Trading revenues, net".

The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transactions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they compensate the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period. Nontrading derivative transactions that did not qualify for hedge accounting treatment produced net interest cash flows, which we included in trading revenues, of € 360 million in 2002, € 259 million in 2001 and € 105 million in 2000.

The following table shows our net interest revenues including the interest on nontrading derivatives not qualifying for hedge accounting treatment:

in € m.	2002	2001	2000
Net interest revenues	7,186	8,620	7,028
Interest from nonqualifying derivatives (included in trading revenues)	360	259	105
Net interest revenues including interest from nonqualifying derivatives	**7,546**	**8,879**	**7,133**

Had these transactions all qualified as hedges, our net interest revenues would have decreased € 1.3 billion between 2001 and 2002, rather than decreasing € 1.4 billion, as we report; and our net interest revenues would have increased € 1.7 billion between 2000 and 2001, rather than increasing € 1.6 billion as we report.

Before 2001, many of our derivative transactions did not qualify as hedges for accounting purposes because we did not, at the time we entered into them, document them contemporaneously in the manner U.S. GAAP require for them to qualify. While we adopted SFAS 133 beginning in 2001 such that some of these derivative transactions qualify as hedges for accounting purposes, we continue to enter into derivative transactions that, while intended as economic hedges, do not qualify for hedge accounting treatment. The accounting may result in differences in gain and loss recognition on the nonqualifying derivatives and the underlying hegded items. However, over the lifetime of the transactions, the gains and losses on the nonqualifying derivatives and underlying transactions offset.

As a result of the continued change of our mix of businesses our trading portfolio became the largest single category of our interest-earning assets, accounting for 33 % of our total average interest-earning assets in 2002. Our loan portfolio, however, which accounted for 29 % of our total average interest-earning assets in the same period, is still the largest single contributor to our interest revenues with € 11.7 billion, or 33 %, of total interest revenues. Our loans earned an average yield in 2002 of 115 basis points below that of 2001 as interest rates declined considerably in our major markets, particularly in the U.S. In 2001, when interest rates had already declined substantially, the average yield earned on our loan portfolio was 21 basis points lower than in 2000.

The changing mix of our business, together with the effects of our accounting for derivatives transactions, account for most of the movements in our net interest revenues. However, interest rates and exchange rates were also contributors. As noted above, interest rates decreased in our major markets in 2002 and 2001, particularly in the United States and to a lesser extent in Germany and the other euro zone countries as well as the United Kingdom. In 2000, by contrast, interest rates in our major markets increased, particularly in the United States, Germany and in the other euro zone countries. The euro declined against the U.S. dollar and other major currencies in the first years after its introduction and then remained in a fairly narrow band during 2001. During 2002, however, the euro gained strength and increased to beyond parity levels against the U.S. dollar. We cannot quantify the impacts of each of these factors, but we believe that they had considerably less impact on net interest revenues than did our changing mix of businesses.

Interest Revenues. The table below sets forth a breakdown of our interest revenues for 2002, 2001 and 2000:

in € m.	2002	2001	2000
Interest on interest-earning deposits in other banks			
In German offices	335	788	472
In non-German offices	1,134	2,124	1,831
Total	**1,469**	**2,912**	**2,303**
Interest on central bank funds sold and securities purchased under resale agreements			
In German offices	587	628	746
In non-German offices	5,992	7,598	7,261
Total	**6,579**	**8,226**	**8,007**
Interest on securities borrowed			
In German offices	5	179	20
In non-German offices	2,804	5,148	6,624
Total	**2,809**	**5,327**	**6,644**
Interest and dividend income on securities available for sale and other investments			
In German offices	1,066	2,728	2,175
In non-German offices	576	983	1,181
Total	**1,642**	**3,711**	**3,356**
Interest on loans			
In German offices	7,152	9,781	10,742
In non-German offices	4,589	7,838	9,395
Total	**11,741**	**17,619**	**20,137**
Interest on trading assets			
In German offices	1,744	3,035	3,008
In non-German offices	9,634	12,536	11,431
Total	**11,378**	**15,571**	**14,439**
Other interest revenues	163	273	245
Total interest revenues	**35,781**	**53,639**	**55,131**

Our total interest revenues decreased € 17.9 billion, or 33%, between 2002 and 2001. Our reduced interest revenues were in part due to a reduction of our interest-earning assets but primarily due to lower interest rates. The following are the primary categories of interest-earning assets that caused the decline:

- Interest on loans decreased € 5.9 billion, or 33%, in 2002, as compared to 2001, resulting in almost equal parts from a 18% decrease in our average balance of loans and reduced yields. This decrease in loans was mainly due to the merger of our mortgage bank subsidiary in the third quarter of 2002, which reduced our average loan portfolio by € 24 billion. The average yield on our loans decreased further to 5.14% in 2002 from 6.29% in 2001.
- Interest on trading assets decreased by € 4.2 billion, or 27%, in 2002 as compared to 2001. While the average volume of interest-earning assets we held in our trading portfolio outside Germany increased slightly, the total average yield decreased substantially to 4.47%, down by 195 basis points compared to 2001.
- Interest on securities borrowed decreased € 2.5 billion, or 47%, between 2002 and 2001. The decrease was primarily the result of a 193 basis points decrease in yields outside Germany representing generally reduced interest rates, along with a 25% reduction in total average volume.
- Interest and dividend income on securities available for sale and other investments decreased by € 2.1 billion, or 56%, in 2002 as compared to 2001, mostly due to lower average volumes in Germany. This decline was largely the result of the disposal of most of our insurance business and the merger of our mortgage bank subsidiary, both of which had significant investments in these securities. In addition, we had further sales of our industrial holdings. Lower dividend income, primarily on our reduced industrial holdings, was the main reason for a 93 basis points decline of our average yield to 2.98%.

Our total interest revenues decreased € 1.5 billion, or 3%, between 2000 and 2001. The following are the primary categories of interest-earning assets that affected total interest revenues:

- Interest on loans decreased € 2.5 billion or 13% in 2001, as compared to 2000. This resulted primarily from a 10% decrease in our average balance of loans. Almost 90% of the decline in the average balance of loans occurred outside Germany. Our average yield on our loans decreased only slightly from 6.50% in 2000 to 6.29% in 2001. Much of the decrease in our loan portfolio related to shorter-term credit we extended ancillary to other businesses outside Germany. In our domestic market, average loan volume remained basically unchanged and the interest yield on these loans declined to 6.00% in 2001, as compared to 6.45% in 2000, in line with the overall decrease in market rates.
- Interest on securities borrowed decreased € 1.3 billion in 2001 as compared to 2000. The decrease was the result of an 17% decrease in the average balance of these assets, particularly as a result of the general conditions in the equities markets, which led to less business activities. We continued to conduct this business predominantly outside Germany.
- Interest on trading assets increased € 1.1 billion, or 8%, between 2001 and 2000, due to the higher average volume of interest-earning assets we held in our trading portfolio outside Germany.

Interest Expense. The table below shows a breakdown of our interest expense for 2002, 2001 and 2000:

in € m.	2002	2001	2000
Interest on deposits			
In German offices	2,662	3,169	3,877
In non-German offices	6,657	12,555	13,020
Total	**9,319**	**15,724**	**16,897**
Interest on trading liabilities			
In German offices	663	1,033	2,486
In non-German offices	3,747	4,690	3,799
Total	**4,410**	**5,723**	**6,285**
Interest on central bank funds purchased and securities sold under repurchase agreements			
In German offices	291	914	871
In non-German offices	6,758	9,915	10,108
Total	**7,049**	**10,829**	**10,979**
Interest on securities loaned			
In German offices	17	144	55
In non-German offices	563	1,758	2,106
Total	**580**	**1,902**	**2,161**
Interest on other short-term borrowings			
In German offices	20	79	99
In non-German offices	685	1,557	2,609
Total	**705**	**1,636**	**2,708**
Interest on long-term debt, including trust preferred securities			
In German offices	2,587	4,366	4,367
In non-German offices	3,945	4,839	4,706
Total	**6,532**	**9,205**	**9,073**
Total interest expense	**28 595**	**45,019**	**48,103**

Total interest expense decreased € 16.4 billion, or 36%, in 2002 compared to 2001. The decline in interest expense arose mainly from lower market interest rates and to a lesser degree from reduced average volumes. The main contributors to this development are the following:

- Interest on deposits decreased € 6.4 billion, or 41%, between 2002 and 2001. This is due to a reduction of 165 basis points in the average rate paid on deposits, while the average volume decreased only slightly by 6%. Time deposits outside Germany remained the largest single category of our average interest-bearing liabilities, accounting for 45% of our total average interest-bearing deposits and 20% of total average interest-bearing liabilities in 2002.
- Interest on central bank funds purchased and securities sold under repurchase agreements decreased € 3.8 billion, or 35%, between 2002 and 2001, due to reduced interest rates. Average volumes increased slightly by 6%.

- Interest on long-term debt, including trust preferred securities decreased € 2.7 billion, or 29%, from 2001 to 2002. The average volume of long-term debt decreased by 12%, largely due to the merger of our mortgage bank subsidiary which reduced our average long-term debt by € 28 billion, while the total average rate paid decreased by 112 basis points to 4.54% in 2002.
- Interest on securities loaned decreased by € 1.3 billion, or 70%, from 2001 to 2002, due to significantly lower average volumes and interest rates. The average rate paid declined by 273 basis points to 5.09%.
- Interest on trading liabilities decreased € 1.3 billion, or 23%, between 2002 and 2001, mainly due to reduced costs to carry our short positions in securities. The majority of this business was carried out in trading portfolios we held outside Germany, therefore, 79% of total average trading liabilities and 85% of related interest expense was incurred outside Germany.

Our total interest expense decreased € 3.1 billion, or 6%, between 2000 and 2001. The major contributors to the variance were the following:
- Interest on other short-term borrowings decreased € 1.1 billion, or 40%, from 2000 to 2001. The decrease occurred in our non-German offices, with 69% of this decrease attributable to the lower average rate of 4.51%, as compared to 6.98% in 2000, and 31% from reduced borrowing activities.
- Interest on deposits decreased € 1.2 billion, or 7%, in 2001 compared to 2000. This decrease arose from a reduction of 94 basis points in the average rate paid on time deposits, while there was a relatively stable average volume compared to 2000. Time deposits outside Germany were the largest single category of our average interest-bearing liabilities, representing 53% of total average interest bearing deposits and 24% of average total interest-bearing liabilities in 2001.
- Interest on trading liabilities decreased € 562 million, or 9%, in 2001 as compared to 2000, largely due to decreased short positions in securities. On average during 2001, we held 81% of these liabilities in our trading businesses outside Germany and 82% of the related interest expense was incurred outside Germany.
- Interest on long-term debt, including trust preferred securities increased € 132 million, or 1%, in 2001 compared to 2000 due to an increased volume of long-term debt issued to replace shorter-term funding, while the average rate paid decreased from 6.04% in 2000 to 5.66% in 2001.

Provision for Loan Losses

Our provision for loan losses consists of changes to the allowances we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance homogeneous loans and an other inherent loss component to cover losses in our loan portfolio which we have not otherwise identified.

Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104 % from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented in our German portfolio and the Americas.

The inherent loss provision was € 195 million in 2002, an increase of € 55 million, as compared to 2001. This increase was partly offset by a € 54 million reduction of country risk provisions. In 2002 we refined the measure for calculating our other inherent loss allowance to make our overall provision more sensitive to the prevailing credit environment and less based on historical experience.

The provision for loan losses was € 1.0 billion in 2001, an increase of € 546 million, or 114 %, over the € 478 million recorded in 2000. The 2001 provision was composed of net new specific loan loss provisions and other inherent loss provisions, offset in part by net reductions of country risk provisions. Our total net new specific loan loss provision amounted to € 951 million in 2001 and € 805 million in 2000. Most of this increase was due to less favorable economic conditions in the last quarter of 2001. In that final quarter we increased our specific loan loss provisions in connection with a single U.S. borrower in the utility sector and various Argentine exposures and on our leveraged and structured finance activities.

Noninterest Revenues

in € m.	2002	2001	2000
Commissions and fee revenues	10,834	10,727	11,693
Trading revenues, net	4,024	6,031	7,625
Insurance premiums	744	2,717	2,837
Net gains on securities available for sale	3,523	1,516	3,670
Other noninterest revenues	236	(70)	1,626
Total	**19,361**	**20,921**	**27,451**

Our noninterest revenues were € 19.4 billion in 2002, a decrease of € 1.6 billion, or 7 %, as compared to € 20.9 billion reported in 2001.

The primary driver behind the decline in noninterest revenues was the continued weakness of the financial markets in 2002. This was the principal factor in a € 2.0 billion, or 33 % decline in trading revenues, net. Equities trading, with a net trading gain of € 62 million, was € 1.5 billion below last year.

Another driver behind the decline in our noninterest revenues in 2002 was the decrease in our insurance premiums resulting from the sale of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services. However, this decline was largely offset by a related decline in policyholder benefits and claims which is included in noninterest expenses.

Net gains on securities available for sale increased by € 2.0 billion due to net gains on sales from our industrial holdings portfolio.

Our noninterest revenues were € 20.9 billion in 2001, a decrease of € 6.5 billion, or 24 %, as compared to the € 27.5 billion reported in 2000.

The primary driver behind the decline in noninterest revenues was the weakness of the financial markets in 2001 which deteriorated further after the terrorist acts of September 11. Specifically, deteriorating securities prices led to a reduction in our results, we made lower revenues in businesses where our commissions or fees are based on the value of the client assets managed or on our performance in managing them, and we had reduced customer transaction volumes in many of our businesses.

Commissions and Fee Revenues. The following table shows the principal components of our commissions and fee revenues in 2002, 2001 and 2000:

in € m.	2002	2001	2000
Commissions and fees from fiduciary activities			
Commissions for administration	632	643	466
Commissions for assets under management	3,214	2,798	3,222
Commissions for other securities business	80	96	220
Total	**3,926**	**3,537**	**3,908**
Commissions, broker's fees, markups on securities underwriting and other securities activities			
Underwriting and advisory fees	1,743	1,744	2,157
Brokerage fees	2,576	2,813	3,013
Total	**4,319**	**4,557**	**5,170**
Fees for other customer services	**2,589**	**2,633**	**2,615**
Total commissions and fees	**10,834**	**10,727**	**11,693**

Commissions and fees from fiduciary activities were € 3.9 billion in 2002, an increase of € 389 million, or 11 %, as compared to 2001 which was primarily due to an increase in commissions for assets under management, primarily because of the acquisition of Scudder business in the second quarter of 2002.

Commissions and fees from fiduciary activities amounted to € 3.5 billion in 2001, a decrease of € 371 million, or 9 %, as compared to 2000, which was primarily due to lower management and performance fees in asset management, offset in part by increased commissions for administration.

Underwriting and advisory fees amounted to € 1.7 billion in 2002, unchanged compared with 2001.

Underwriting and advisory fees decreased by € 413 million, or 19%, to € 1.7 billion in 2001 from the € 2.2 billion we earned in 2000. The slowdown in capital markets activity that began in the first half of 2000 continued through 2001, and caused lower activities in our issuing and advisory business.
Brokerage fees amounted to € 2.6 billion in 2002, a decrease of € 237 million, or 8%, as compared to 2001. This decrease is a result of lower transaction volumes due to the continued weak financial market conditions.
Brokerage fees were € 2.8 billion in 2001, a decrease of € 200 million, or 7% as compared to 2000, as weak financial market conditions caused significant customer restraint and brokerage transaction volume declined.

Trading Revenues, Net. We account for our trading activities on a fair value basis. Trading revenues as reported in our Consolidated Statement of Income include both realized and unrealized gains and losses on the positions we hold in our trading portfolio and net interest revenues on derivatives we hold for trading purposes. For the components of our trading portfolio, see Note [22] to the consolidated financial statements.
Our trading revenues were € 4.0 billion in 2002, a decrease of € 2.0 billion, or 33%, as compared to 2001. The substantially lower trading revenues were mainly due to the continued difficult market environment, the effect of a single block trade and lower hedge gains on our industrial holdings.
Trading revenues were € 6.0 billion in 2001, a decrease of € 1.6 billion, or 21%, between 2001 and 2000. The decrease in trading revenues was partially due to equity market conditions, which started to deteriorate late in 2000 and therefore led to lower transaction volume in equities trading. This was partly compensated by the impact of derivatives we entered into for nontrading purposes, but which did not qualify for hedge accounting treatment.
Our trading businesses generates revenues and expense streams that are partly outside trading revenues, net because:
- Interest income on trading assets is included in interest revenues;
- Interest expense on trading liabilities is included in interest expense; and
- The cost or benefit of funding our net trading positions appears in either interest revenues or interest expense in our consolidated statement of income.

Therefore, we believe that you should consider more than our net trading revenues according to U.S. GAAP to assess the performance of our trading operations. As we note above under "Net Interest Revenues", market conditions, changing opportunities and our trading units' responses to them lead to changes in the composition of our trading inventories, which in turn cause changes from period to period in the mix of revenues and expense our trading activities generate. In 2002, for example, we continued to focus on fixed income related trading positions and reduced equity trading inventories, despite difficult conditions in all market segments, therefore incurring a mix of revenues and expense containing a higher proportion of interest. Accordingly, we manage our trading business on a measure we call "trading performance". This measure is not provided for in U.S. GAAP, and, because we may calculate it in a different manner than other companies who may report similarly named measures, we discourage you from comparing it to any measures other companies report without analyzing how they calculate these measures.

The following tables and narrative indicate how we arrive at trading performance.

First, we calculate a measure we call "net trading related interest". Net trading related interest includes the following elements:

- Interest revenues from our trading assets;
- Interest expense from our trading liabilities;
- Interest expense and interest revenues representing the funding cost or benefit associated with our trading positions; and
- Adjustment for net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment.

We calculate the funding cost or benefit continuously based on identifiable transactions which directly fund the positions, to the extent there are identifiable transactions, and on the basis of the average cost or benefit across our average balances of trading assets and liabilities, and their corresponding market funding rates.

We adjust trading revenues for net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment. Had these transactions qualified as hedges for accounting purposes, the net interest cash flows associated with them would have been reported as net interest revenues.

The following table shows the components of net trading related interest. As interest revenues on our trading assets, interest expenses on our trading liabilities and the funding cost/benefit are included in net interest revenues, the table indicates the total of these items as "trading related interest" before adjustment for the net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment (nonqualifying derivatives).

in € m.	2002	2001	2000
Interest revenues on trading assets	11,378	15,571	14,439
Interest expense on trading liabilities	4,410	5,723	6,285
Funding cost	4,788	8,204	8,188
Trading related interest (included in net interest)	**2,180**	**1,644**	**(34)**
Interest from nonqualifying derivatives (included in trading revenues)	(360)	(259)	(105)
Net trading related interest	**1,820**	**1,385**	**(139)**

The following table combines trading revenues according to U.S. GAAP with the net trading related interest to arrive at our measure of trading performance:

	2002			2001			2000		
in € m.	Trading revenues reported	Net trading related interest[1]	Trading performance	Trading revenues reported	Net trading related interest[1]	Trading performance	Trading revenues reported	Net trading related interest[1]	Trading performance
Interest and credit trading	1,286	1,614	2,900	2,203	1,070	3,273	1,740	958	2,698
Equity trading	62	487	549	1,610	471	2,081	3,367	(609)	2,758
Foreign exchange, metal, commodity trading	1,226	6	1,232	1,385	(6)	1,379	1,102	(12)	1,090
Other trading[2]	1,450	(287)	1,163	833	(150)	683	1,416	(476)	940
Total	**4,024**	**1,820**	**5,844**	**6,031**	**1,385**	**7,416**	**7,625**	**(139)**	**7,486**

[1] Includes interest income from trading assets and interest expense from trading liabilities, as well as allocations of interest expense and income representing the funding cost or benefit associated with trading positions. These amounts are included in net interest revenues in the Consolidated Statement of Income. Also adjusts net interest revenues on derivatives entered into for nontrading purposes, but failing to qualify for hedge accounting treatment.

[2] Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

In 2002, our trading performance decreased by € 1.6 billion, or 21 %, as compared to 2001. The prevailing difficult market environment during 2002 led to the overall weaker performance. However, all trading areas generated significant positive results. Equity trading performance was € 549 million, a decline of 74 %, between 2002 and 2001. Results in 2002 included the negative effect of a single block trade. Interest and credit trading performance decreased € 373 million, or 11 %, in the same period. Performance in our foreign exchange, metals and commodity trading declined only slightly to € 1.2 billion in 2002, reflecting our strong market position in foreign exchange trading. Other trading performance increased by € 480 million due to increased revenues in Emerging Markets business and higher revenues relating to derivatives on our own shares. In addition, other trading performance included € 488 million gains from derivative transactions entered into for nontrading purposes, but not qualifying for hedge accounting. This represented a decrease of € 198 million over the € 686 million recognized in 2001. The gains recorded in 2002 included € 144 million hedge gains on our industrial holdings. The majority of the remaining amount was due to gains subsequent to the early curtailment of nonqualifying hedge structures and gains on nonqualifying hedges of instruments also recorded at fair value.

Our trading performance decreased by € 70 million, or 1 %, in 2001 as compared to 2000. Our performance in equity trading in particular suffered from the adverse market conditions and decreased by € 677 million, or 25 %. On the other hand, however, a number of trading businesses achieved revenue growth despite the difficult environment in 2001, compensating for the decline in equities. Interest and credit related trading performance increased by € 575 million, or 21 %, because of record revenues in trading in debt securities and over-the-counter interest and credit derivatives. Foreign exchange, metals and commodities trading increased by 27 % over 2000, mainly because we were able to benefit from our leading market position in foreign exchange trading. Other trading performance included € 686 million gains on nonqualifying derivatives in 2001, which is an increase of € 226 million as compared to 2000. The fact that significant revenues were recorded in 2001 is largely due to forward contracts on certain of our industrial holdings, which failed to qualify for hedge accounting treatment.

Insurance Premiums. Insurance premiums were € 744 million in 2002, a decrease of € 2.0 billion, or 73%, as compared to 2001. The decline in our insurance premiums was attributable to the sale in the second quarter of 2002 of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services. This decline was basically offset by a corresponding decline in policyholder benefits and claims expenses, reported under noninterest expenses. After the sale, we continue to be the exclusive distributor of insurance products from our former subsidiaries to our clients in Germany, Italy and Spain. Insurance premiums were € 2.7 billion in 2001, a decrease of € 120 million or 4% compared to 2000. For further information on insurance assets and liabilities see Note [23] to the consolidated financial statements.

Net Gains on Securities Available for Sale. Gains on securities available for sale totaled € 3.5 billion in 2002, an increase of € 2.0 billion, or 132%, compared to 2001. Fiscal 2002 included net gains of € 2.6 billion on the sale of our remaining holdings in Munich Re and, to a lesser extent, more of our holdings in Allianz AG. These gains were offset by write-downs of € 308 million on available for sale securities due to other-than-temporary impairments.
Gains on securities available for sale were € 1.5 billion in 2001, a decrease of € 2.2 billion, or 59%, compared to 2000. In 2001, we disposed of approximately 25% of our holding in Munich Re which accounted for € 1.4 billion of our net gains on sales. Additionally, we recorded € 428 million in write-downs of our portfolio in 2001.
The gains from securities available for sale in 2000 included a € 337 million gain we recognized when we transferred some mutual funds from securities available for sale to our trading portfolio. We transferred these mutual funds when we determined that our management of the market risk in these securities would be enhanced by moving responsibility for them to the risk managers of our trading portfolio.
Our strategy with respect to our industrial holdings has been to significantly reduce the size of, and maximize value from, our industrial holdings.

Other Noninterest Revenues. Other noninterest revenues were € 236 million in 2002 as compared to € (70) million in 2001. In 2002, we recorded a net gain of € 438 million from the deemed sale of a partial interest of EUROHYPO in the merger of mortgage banks, together with the related contribution of part of our London based real estate investment banking business, and a net gain of € 502 million on the disposal of most of our insurance subsidiaries. These net gains were offset by a € 236 million loss from the sale of a subsidiary in 2002 and write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments. Further offsetting these gains were net losses from our equity method investments which included € 706 million representing our share in net loss of Gerling-Konzern Versicherungs-Beteiligungs-AG. In 2003, a number of events have occurred with respect to Gerling-Konzern Versicherungs-Beteiligungs-AG, which may negatively impact its value and the value of our investment. For more information, see Note [6] to the consolidated financial statements.

Other noninterest revenues were negatively affected in 2001 by the poor capital market conditions, which deteriorated further after the terrorist acts of September 11. In 2001, we recorded € 1.4 billion of net write-downs and valuation adjustments on our investments as compared to approximately € 200 million in such charges in 2000.

Noninterest Expenses

in € m.	2002	2001	2000
Compensation and benefits	11,358	13,360	13,526
Other noninterest expenses	8,145	9,187	8,707
Policyholder benefits and claims	759	3,002	4,003
Goodwill amortization/impairment	62	871	771
Restructuring activities	583	294	125
Total	**20,907**	**26,714**	**27,132**

Compensation and Benefits. Compensation and benefits were € 11.4 billion in 2002, a decrease of 15 % from 2001. This was our largest category of noninterest expense. The decrease in 2002 was impacted by various factors, including headcount reductions from restructuring activities and the sale or merger of some of our businesses somewhat offset by increased headcount from the integration of the Scudder business. Given the continued lower earnings in 2002, performance driven and target bonus payments declined in 2002 as compared to 2001. Also included in 2002 are € 60 million for the buyout of our Coinvestment Plans.
Compensation and benefits were € 13.4 billion in 2001, a decrease of 1 % from 2000. The impact of inflationary salary increases and continued selective expansion in some of our businesses as well as an increase in severance payments and additional expense of € 140 million related to the buyout of the Global Equity Plan was offset by a decrease in bonus and other special payments as well as reductions of workforce in other areas. Although a comparison of year end total full-time staff shows a decline from 2000 to 2001, the average number of full-time staff increased slightly compared to 2000, primarily as a result of the acquisition of National Discount Brokers Group Inc. in November 2000. Approximately 40 % of our compensation and benefits in 2001 were due to special payments, including performance driven and target based bonus payments, largely based on pre-tax profitability. Given the poorer results in 2001, performance driven and target based bonus payments declined in 2001 compared to 2000. Although bonus payments are based on targets or performance, the effects of retention contracts slightly offset the decline in target and performance related bonuses.

Share-based compensation. Compensation and benefits included € 460 million and € 1.2 billion for our share-based compensation plans for the years ended December 31, 2002 and 2001, respectively. Included were net losses from non-trading equity derivatives to offset fluctuations in employee share-based compensation expense totaling € 226 million in 2002, as compared to € 27 million in 2001.

Pension Benefits. The amounts in compensation and benefits included pension costs of € 565 million and € 474 million for the years ended December 31, 2002 and 2001, respectively. Our pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates for determining expense and benefit obligations and expected long-term rates of return on plan assets. The key assumptions used in developing our 2002 net pension cost were a weighted-average discount rate of 5.7 %, a weighted-average expected return on plan assets of 6.7 % and a weighted-average rate of increase in future compensation levels of 3.0 %. The discount rate and expected long-term rate of return on assets was reduced due to current market conditions.

Our most significant pension plans are provided for employees located in Germany, the U.S. and the U.K. These locations represented approximately 97 % of our consolidated benefit obligation as of December 31, 2002. During 2002, we contributed € 3.9 billion to a segregated pension trust to fund our German pension plans. This did not have an impact on the pension cost for 2002 as the funding was made towards the end of the year. We also made additional contributions to increase the plan assets of our qualified U.S. and U.K. pension plans amounting to approximately € 115 million and € 300 million, respectively.

Pension costs can change due to variations in the key assumptions underlying the actuarial calculations. Holding all other assumptions constant for our significant pension plans, a one percent increase or decrease in the discount rate used in determining the expense would have decreased or increased pension expense by € (54) million and € 67 million, respectively for the year ended December 31, 2002. Likewise, a one percent increase or decrease in the expected long-term rate of return on plan assets would have decreased or increased pension expense by € (19) million and € 23 million, respectively. However, this impact does not reflect the German pension plans because the expected return on plan assets was not included in determining pension expense in 2002 as the plans were not funded until December 2002. If more than one of these assumptions were changed, the impact would not necessarily be the same as if only one assumption were changed in isolation.

Contributions for plan assets required for 2003 related to our pension benefit plans will be determined by the 2003 actuarial valuations once completed. Market conditions and interest rates significantly impact future assets and liabilities of our pension plans. Contributions might be required in the future upon measurement of plan obligations.

For further information on our pension plans, see Note [24] to the consolidated financial statements.

Other Noninterest Expenses. The following table shows the principal components of our other noninterest expenses in 2002, 2001 and 2000. In the table certain 2001 and 2000 line items have been reclassified to conform with the 2002 presentation:

in € m.	2002	2001	2000
Net occupancy expense of premises	1,291	1,334	1,090
Furniture and equipment	230	357	568
IT costs	2,188	2,343	2,215
Agency and other professional service fees	761	1,080	1,151
Communication and data services	792	891	762
Other expenses	2,883	3,182	2,921
Total	**8,145**	**9,187**	**8,707**

Net occupancy expense of premises was € 1.3 billion in 2002, a decrease of € 43 million, or 3%, from 2001. The decrease reflected the downsizing of our branch network from restructuring activities and sale or merger of businesses, principally insurance and mortgage banking, that was offset partly by higher expenses subsequent to the acquisition of Scudder business.
Net occupancy expense of premises was € 1.3 billion in 2001, an increase of € 244 million, or 22%, from 2000. This increase reflected new leases, buy-outs of redundant leases no longer required and refurbishments of properties.

Furniture and equipment expenses were € 230 million in 2002, a decrease of € 127 million, or 36%, as compared to 2001, primarily due to lower depreciation and maintenance costs. Furniture and equipment expenses were € 357 million in 2001, a decrease of € 211 million, or 37%, as compared to 2000, primarily due to lower depreciation and maintenance costs. In both years, the downsizing of our branch network from restructuring activities, which was down 25% since year-end 2000, was a factor in the decline. In addition, in 2002 the impact of the sale of much of our insurance business and the merger of our mortgage banking subsidiary outweighed the addition of the Scudder business.

IT costs were € 2.2 billion in 2002, a decrease of € 155 million, or 7%, as compared to 2001. This decrease was to a large extent due to reductions in the cost of software applications development as well as lower rental and maintenance costs for IT hardware. IT costs were € 2.3 billion in 2001, an increase of € 128 million, or 6%, as compared to 2000.

Agency and other professional service fees were € 761 million in 2002, a decrease of € 319 million, or 30%, from 2001. Agency and other professional service fees were € 1.1 billion in 2001, a decrease of € 71 million, or 6%, from 2000.
The decrease in both years was primarily attributable to the reduction in our use of external consultants.

Communication and data services decreased by € 99 million, or 11% to € 792 million in 2002 as compared to 2001, mainly due to reduced market activities and headcount reduction.
Communication and data services were € 891 million in 2001, an increase of € 129 million, or 17%, from 2000. This was mainly due to higher leased equipment payments, maintenance costs for software and data communications equipment, higher telephone and line charges and increased usage of market data services.

Other expenses were € 2.9 billion in 2002, a decrease of € 299 million, or 9%, as compared to 2001. This category comprises a variety of individual cost elements, most of them down as compared to 2001. Among these, marketing, travel and entertainment expenses decreased significantly. Other expenses in 2002 also included certain legal-related provisions. We recorded € 48 million in connection with a proposed settlement of investigations related to research analyst independence and € 58 million to settle litigation dating from 1999 relating to allegations regarding statements about our negotiations to acquire Bankers Trust. Other expenses also included € 64 million to cover potential liabilities in connection with certain European customer transactions related to the years 1992 through 1996.
Other expenses in 2000 included a provision of € 50 million related to a foundation called "Foundation for Remembrance, Responsibility and the Future". We had already provided for nearly all of the remainder of our € 153 million contribution to this foundation in 1998. This foundation, which German companies, including ourselves, and the German government agreed to establish, is providing financial payments to victims of forced labor and other injustices under the National Socialist regime. The DM 10 billion foundation is funded in equal amounts by German companies and the German government.

Policyholder Benefits and Claims. Policyholder benefits and claims included claims payments, allocations to our loss reserves from property/casualty and assumed reinsurance business, payments to policyholders and additions to reserves and liabilities in favor of policyholders. Policyholder benefits and claims were € 759 million in 2002, a decrease of € 2.2 billion compared to 2001. This reduction was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.
Policyholder benefits and claims were € 3.0 billion in 2001, a 25% reduction compared to 2000. This reduction reflected lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates in line with decreased net gains on securities available for sale and reduced insurance revenues.

Goodwill Amortization/Impairment. As of January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized. However, goodwill evaluations are required annually and when events or circumstances indicate impairment is likely and, accordingly, we recorded € 62 million in impairment of goodwill related to our Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during 2002 resulting in an impairment of the goodwill that will remain in the unit after sale.

Goodwill amortization was € 871 million in 2001, an increase of € 100 million, or 13%, as compared to 2000. In 2001, the amortization of the Bankers Trust goodwill was € 514 million, compared to € 501 million in 2000. The amortization of the Morgan Grenfell goodwill was € 62 million in 2001, compared to € 63 million in 2000. For National Discount Brokers Group, Inc. we amortized € 43 million of goodwill in 2001 compared to € 4.8 million in 2000.

Restructuring Activities. We recorded € 583 million of expenses in restructuring activities in 2002, € 294 million in 2001 and € 125 million in 2000. The expenses related to the following restructuring plans:

in € m.	2002	2001	2000
Group Restructuring 2002	340	–	–
CIB Restructuring	265	–	–
Group Restructuring 2001	(22)	294	–
Deutsche Bank Trust Corp.	–	–	(20)
Personal Banking	–	–	136
Other	–	–	9
Total	**583**	**294**	**125**

We recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting all of our group divisions: the Corporate and Investment Bank Group Division (CIB), Private Clients and Asset Management Group Division (PCAM), and Corporate Investments Group Division (CI). Of the total € 340 million, € 246 million related to the restructuring measures in PCAM, € 93 million in CIB and € 1 million in CI. The restructuring covers a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. A total of approximately 2,100 staff are impacted by these restructuring plans, which are expected to be completed by the end of the first quarter of 2003.

In the second quarter of 2002, the Group Board approved an additional restructuring plan of € 265 million related to CIB, which is expected to be completed by the end of the first half of 2003. This restructuring resulted from detailed business reviews and reflects our outlook for the markets in which we operate. It relates to banking coverage, execution and relationship management processes, custody, trade finance and other transaction banking activities, and the related technology, settlement, real estate and other support functions. This plan affects approximately 2,000 staff, across all levels of the Group.

We recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting both of our main group divisions: CIB and PCAM. Of the total € 294 million, € 213 million related to the restructuring measures in CIB and € 81 million related to PCAM, of which € 14 million related to Private Clients Services business (PCS) later transferred to CIB. We planned for a reduction of approximately 2,400 staff, across all levels of the Group. The restructuring in CIB covered steps to be taken as a result of changing market conditions in the year 2001 and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB's customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions. The plan also included the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of this group division's business model and operations, including real estate support. As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

There is a further staff reduction of 1,950 which is the result of the re-segmentation of our Private Banking and Personal Banking Corporate Divisions of PCAM into the Private Wealth Management Business Division and the Private & Business Clients Corporate Division and will include staff reductions in our credit processing centers as well. The costs of implementing these measures in 2003 and 2004 will be expensed as incurred. In addition, we will continue to have further related cuts in our branch network.

We also recorded restructuring activities in 2000 totaling € 136 million in connection with a plan for Deutsche Bank Privat- und Geschäftskunden AG (formerly Deutsche Bank 24) to consolidate its branch offices and its related back-office functions. Of this amount, approximately € 100 million was for severance and other termination-related costs attributable to approximately 1,000 positions, and € 36 million was for other costs primarily related to lease terminations. All actions contemplated in the plan were completed during 2001. During 2000, we completed all of the significant initiatives contemplated in the Deutsche Bank Trust Corporation restructuring plans and released the remaining restructuring liability.

For further information on our restructuring activities, see Note [25] to the consolidated financial statements.

Income Tax Expense (Benefit)

Income tax expense in 2002 was € 3.2 billion, as compared to income tax expense of € 1.4 billion in 2001 and income tax benefit of € 6.6 billion in 2000. The above differences are primarily attributable to the accounting for effects of German income tax rate changes that were enacted in 1999 and 2000. The tax benefit attributable to these changes was € 9.3 billion in 2000. In 2001 and 2002 there was tax expense of € 995 million and € 2.8 billion, respectively, as a result of the reversal of the deferred taxes accumulated in other comprehensive income at December 31, 2000, due to actual sales of equity securities. We expect further reversal of tax expense in future years as additional equity securities are disposed of. Excluding the effects of changes in German tax rates our effective tax rates were 10% in 2002, 24% in 2001 and 38% in 2000. The major reason for the decrease in the effective tax rate since 2000 has been the impact of tax-exempt capital gains.

Cumulative Effect of Accounting Changes

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group recognized a € 37 million tax-free gain as a cumulative effect of change in accounting principle from the write-off of negative goodwill.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative's fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, we recorded a net transition expense of € 207 million, after tax, as a cumulative effect of a change in accounting principle in the Consolidated Statement of Income. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately.

Results of Operations by Segment

Segmental Results of Operations

For detailed information on our management reporting systems in general and the reconciliation of total results of operations and total assets of our business segments under our management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP, see Note [28] to the consolidated financial statements.

The following tables show information regarding our business segments for the years ended December 31, 2002, 2001 and 2000. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2002. We prepared these figures in accordance with our management reporting systems.

2002	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total		
Net revenues[1]	11,615	2,704	14,319	2,513	1,468	4,991	8,972	3,086	26,377
Provision for loan losses	1,697	12	1,709	(3)	15	215	227	155	2,091
Provision for off-balance sheet positions	83	(52)	31	–	–	(1)	(1)	(11)	19
Policyholder benefits and claims	–	–	–	35	–	650	685	–	685
Operating cost base[2]	9,049	2,236	11,285	2,022	1,324	3,076	6,422	1,222	18,929
Income before nonoperating costs	**786**	**508**	**1,294**	**459**	**129**	**1,051**	**1,639**	**1,720**	**4,653**
Goodwill impairment	–	–	–	–	–	–	–	62	62
Severance payments	238	17	255	72	19	45	136	19	410
Restructuring activities	316	26	342	(1)	24	217	240	1	583
Minority interest	8	–	8	25	(1)	8	32	2	42
Total nonoperating costs	**562**	**43**	**605**	**96**	**42**	**270**	**408**	**84**	**1,097**
Income before income taxes[3]	**224**	**465**	**689**	**363**	**87**	**781**	**1,231**	**1,636**	**3,556**
Average active equity[4]	14,454	1,796	16,250	2,665	386	1,442	4,493	6,751	27,494
Assets[5]	631,052	25,758	643,668	22,448	11,626	69,507	101,296	26,546	748,335
Risk-weighted positions (BIS risk positions)	142,483	13,613	156,096	6,027	7,271	44,061	57,359	19,219	232,674

[1] Net interest revenues and noninterest revenues

[2] Noninterest expenses excluding nonoperating costs (goodwill impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

[3] Before cumulative effect of accounting changes.

[4] We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them.

[5] At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions

2001	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Invest-ments	Total Manage-ment Reporting
in € m.	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset Manage-ment	Private Banking	Personal Banking	Total		
Net revenues[1]	14,421	3,053	17,474	1,853	1,697	6,843	10,393	2,054	29,921
Provision for loan losses	629	(19)	610	12	11	183	206	199	1,015
Provision for off-balance sheet positions	5	(34)	(29)	–	–	–	–	3	(26)
Policyholder benefits and claims	–	–	–	48	–	2,898	2,946	–	2,946
Operating cost base[2]	11,279	2,450	13,729	1,619	1,482	3,853	6,954	1,363	22,046
Income (loss) before nonoperating costs	**2,508**	**656**	**3,164**	**174**	**204**	**(91)**	**287**	**489**	**3,940**
Goodwill amortization	470	65	535	125	27	35	187	135	857
Severance payments	256	41	297	21	19	44	84	13	394
Restructuring activities	190	37	227	35	21	11	67	–	294
Minority interest	13	2	15	36	2	16	54	17	86
Total nonoperating costs	**929**	**145**	**1,074**	**217**	**69**	**106**	**392**	**165**	**1,631**
Income (loss) before income taxes[3]	**1,579**	**511**	**2,090**	**(43)**	**135**	**(197)**	**(105)**	**324**	**2,309**
Average active equity[4]	15,965	2,732	18,697	2,206	417	1,701	4,324	7,757	30,778
Assets[5]	663,760	24,708	677,623	20,600	12,469	91,572	123,784	121,006	896,476
Risk-weighted positions (BIS risk positions)	168,705	19,240	187,945	5,890	8,476	41,865	56,231	56,202	300,378

[1] Net interest revenues and noninterest revenues.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Before cumulative effect of accounting changes.
[4] We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them.
[5] At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions.

2000	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total		
Net revenues[1]	15,105	2,971	18,076	2,407	1,827	7,766	12,000	4,396	34,472
Provision for loan losses	99	–	99	–	10	182	192	186	477
Provision for off-balance sheet positions	(33)	–	(33)	–	–	–	–	–	(33)
Policyholder benefits and claims	–	–	–	161	–	3,751	3,912	–	3,912
Operating cost base[2]	11,693	2,273	13,966	1,326	1,396	3,591	6,313	1,576	21,855
Income before nonoperating costs	**3,346**	**698**	**4,044**	**920**	**421**	**242**	**1,583**	**2,634**	**8,261**
Goodwill amortization	412	64	476	121	27	32	180	120	776
Severance payments	137	44	181	3	(2)	41	42	3	226
Restructuring activities	(19)	(14)	(33)	–	(3)	135	132	29	128
Minority interest	2	–	2	55	–	28	83	7	92
Total nonoperating costs	**532**	**94**	**626**	**179**	**22**	**236**	**437**	**159**	**1,222**
Income before income taxes	**2,814**	**604**	**3,418**	**741**	**399**	**6**	**1,146**	**2,475**	**7,039**
Average active equity[3]	13,395	2,800	16,195	1,373	397	1,522	3,292	5,500	24,987
Assets[4]	647,826	31,337	658,687	17,077	11,161	80,622	108,860	116,403	883,950
Risk-weighted positions (BIS risk positions)	168,035	17,592	185,627	5,486	6,104	37,929	49,519	51,395	286,541

[1] Net interest revenues and noninterest revenues.
[2] Noninterest expenses excluding nonoperating costs (goodwill impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them.
[4] At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m.	2002	2001	2000
Sales & Trading (equity)	2,791	4,111	5,152
Sales & Trading (debt and other products)	5,423	5,814	4,449
Origination (equity)	354	492	937
Origination (debt)	388	441	286
Advisory	516	568	879
Loan products	2,393	2,975	3,623
Transaction services	2,704	3,053	2,971
Other	(250)	20	(221)
Total net revenues	**14,319**	**17,474**	**18,076**
Provision for loan losses	1,709	610	99
Provision for off-balance sheet positions	31	(29)	(33)
Total provision for credit losses	**1,740**	**581**	**66**
Operating cost base[1]	11,285	13,729	13,966
Income before nonoperating costs	**1,294**	**3,164**	**4,044**
Average active equity	16,250	18,697	16,195
Adjusted return on average active equity in %[2]	8%	17%	25%
Cost/income ratio in %[3]	79%	79%	77%

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m.	2002	2001	2000
Sales & Trading (equity)	2,791	4,111	5,152
Sales & Trading (debt and other products)	5,423	5,814	4,449
Origination (equity)	354	492	937
Origination (debt)	388	441	286
Advisory	516	568	879
Loan products	2,393	2,975	3,623
Other	(250)	20	(221)
Total net revenues	**11,615**	**14,421**	**15,105**
Provision for loan losses	1,697	629	99
Provision for off-balance sheet positions	83	5	(33)
Total provision for credit losses	**1,780**	**634**	**66**
Operating cost base[1]	9,049	11,279	11,693
Income before nonoperating costs	**786**	**2,508**	**3,346**
Average active equity	14,454	15,965	13,395
Adjusted return on average active equity in %[2]	5%	16%	25%
Cost/income ratio in %[3]	78%	78%	77%

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs declined € 1.7 billion, or 69%, to € 786 million for the year ended December 31, 2002. The decline was attributable to a higher provision for credit losses and a decrease in net revenues of 19%, partly offset by reductions in our operating cost base of 20%.

Income before nonoperating costs was € 2.5 billion in 2001, a decrease of 25%, or € 838 million, as compared to 2000. Increases in the provision for loan losses and reductions in net revenues accounted for most of this decline.

Net Revenues. Net revenues were € 11.6 billion in 2002 compared to € 14.4 billion in 2001. During 2002, prevailing market conditions negatively affected revenues from equities and equity-related products as well as revenues from loan products. Revenues from equities and equity-related products were also impacted by the adverse effect of a single block trade in the first quarter 2002.

Total sales and trading revenues were € 8.2 billion in 2002 compared to € 9.9 billion in 2001, a decline of € 1.7 billion, or 17%. Revenues from debt and other products remained strong in a weaker environment. The market for equities and equity-related products continued to suffer from lower volumes and the effects of widening credit spreads in the derivatives markets. Revenues from equity products declined to € 2.8 billion in 2002 from € 4.1 billion in 2001.

Total origination revenues decreased from € 933 million in 2001 to € 742 million in 2002. Equity origination revenues declined by € 138 million, or 28%, in 2002, driven by the origination-related portion of the adverse effect of a single block trade as mentioned above. In addition, lower debt underwriting activity contributed to reduced origination revenues for debt and related products.

For the year ended December 31, 2002, advisory revenues declined by 9% to € 516 million as compared to the prior year.

Revenues from loan products fell for the year ended December 31, 2002, to € 2.4 billion from € 3.0 billion in 2001. The decline from 2001 was due to lower interest rates and loan book reductions reflecting our activities to reduce credit exposure. The disposal of our European financial services business in May 2001 also contributed to the decline.

Other net revenues included goodwill funding costs of € 218 million in 2002 and € 234 million in 2001. In total, other net revenues changed to an expense of € 250 million in 2002 from revenues of € 20 million in 2001. Other net revenues in 2001 included a gain from the sale of our European financial services business of € 180 million.

Net revenues decreased 5%, from € 15.1 billion in 2000 to € 14.4 billion in 2001. The marked deterioration in economic conditions in the second half of 2000 continued throughout 2001. Generally weak markets and the reduction in transaction volumes adversely affected our equities related sales and trading, origination and advisory businesses, but our fixed income business improved.

Total sales and trading revenues reached € 9.9 billion in 2001 from € 9.6 billion in 2000. However, there were two offsetting trends. Net revenues from sales and trading (equity) fell 20% to € 4.1 billion in 2001 from € 5.2 billion in 2000. Net revenues from sales and trading (debt and other products) increased over the same period by 31% to € 5.8 billion from € 4.4 billion. This reflected, in part, the favorable conditions in the fixed income markets, together with our clients' emphasis on lower-risk products after September 11, 2001.

Total origination revenues decreased from € 1.2 billion in 2000 to € 933 million in 2001. Origination (equity) net revenues declined largely due to significant reductions in transaction volume during 2001 falling from € 937 million in 2000 to € 492 million in 2001. Origination (debt) net revenues, on the other hand, increased 54% from € 286 million in 2000 to € 441 million in 2001, because of improved fixed income markets.

Advisory revenues declined from € 879 million in 2000 to € 568 million in 2001, reflecting reduced transaction activity.

Net revenues from loan products fell by 18% to € 3.0 billion from € 3.6 billion. This reduction was attributable to a number of factors: lower average balances of loans due to increased securitizations, declining interest rates in the major markets where we do business and the sale of our European financial services business in May 2001.

Other net revenues included goodwill funding costs of € 234 million in 2001 and € 272 million in 2000. In total, other net revenues changed from an expense of € 221 million in 2000 to revenues of € 20 million in 2001. Other net revenues in 2001 included a gain from the sale of our European financial services business in Europe.

Provision for Credit Losses. The provision for credit losses was € 1.8 billion in 2002 compared to € 634 million in 2001 and € 66 million in 2000. The 2002 provision included a charge of € 200 million reflecting a refinement in the measurement of our other inherent loss allowance.
The provision for loan losses for the year ended December 31, 2002, reflected provisions raised to address the downturn in the telecommunications industry and specific loan loss provision reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.
The increase in 2001 arose primarily from new specific provision for loan losses in our leveraged business, telecommunications and loan exposure management portfolio across most regions. Another contributing factor was provision for loan losses concerning Argentina.

Operating Cost Base. The operating cost base in 2002 was € 9.0 billion, substantially lower than the 2001 costs of € 11.3 billion. The measures taken to improve operating efficiency and to control discretionary spending have yielded benefits. The decrease of compensation and benefits by more than 25% was due to headcount reductions and also reflected lower performance-related compensation expenses. Non-compensation expenses decreased by 13% reflecting lower IT costs and other savings across all major spending categories.
The operating cost base in 2001 was € 11.3 billion, substantially unchanged from 2000. Compensation and benefits were € 5.4 billion, slightly lower than € 5.6 billion in 2000. Reduced performance-related compensation expense were partly offset by increased salaries we incurred as part of our expansion of selected businesses. Non-compensation expense increased due to additional expenditure on IT and settlement systems throughout the businesses.

Cost/Income Ratio. The cost/income ratio of 78% in 2002 is the same as the ratio in 2001. The benefits of our cost containment program and the emphasis on control of discretionary spending in 2002 offset reductions in net revenues as individually discussed above.
The cost/income ratio of 78% in 2001 increased by 1 percentage point from 77% in 2000. This was principally a result of reduced revenues in 2001 against 2000.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m.	2002	2001	2000
Net revenues	**2,704**	**3,053**	**2,971**
Provision for loan losses	12	(19)	–
Provision for off-balance sheet positions	(52)	(34)	–
Total provision for credit losses	**(40)**	**(53)**	**–**
Operating cost base[1]	2,236	2,450	2,273
Income before nonoperating costs	**508**	**656**	**698**
Average active equity	1,796	2,732	2,800
Adjusted return on average active equity in %[2]	28%	24%	25%
Cost/income ratio in %[3]	83%	80%	76%

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs declined € 148 million, or 23%, to € 508 million for the year ended December 31, 2002. Lower revenues were partly offset by a reduced operating cost base, which reflected measures taken to improve operating efficiency and to control discretionary spending.

Income before nonoperating costs was € 656 million in 2001, a decrease of 6%, or € 42 million, from 2000. Increases in the operating cost base were the main cause of this reduction.

In the first quarter of 2003, we sold a substantial part of our Global Securities Services business to State Street Corp. During 2002 those businesses sold contributed net revenues of approximately € 700 million with a negligible impact on income before nonoperating costs.

Net Revenues. Net revenues declined to € 2.7 billion in 2002 from € 3.1 billion in 2001 primarily due to reduced interest rate margins and lower transaction volumes.

Net revenues increased by almost 3% in 2001 to € 3.1 billion from € 3.0 billion in 2000. Increases in revenues from cash management were due in part to the acquisition of Banque Worms in 2001. Increased revenues from securities lending resulted from the declining interest rate environment in 2001 and a higher level of dividend transactions. These increases were partially offset by reductions in net revenues from our custody activities due to lower market valuations and lower transaction volumes.

Provision for Credit Losses. The provision for credit losses in 2002 was a net release of € 40 million compared to a net release of € 53 million in 2001 and a negligible result in 2000.

The provision for credit losses in 2002 reflected an increase in exposures resulting from the drawdown of certain guarantees more than offset by reductions in the level of cross border exposures and provision transfers to Corporate Banking & Securities. In 2001, the net release resulted principally from the reductions in cross border exposures.

Operating Cost Base. The cost saving initiatives implemented within this corporate division have contributed to the reduced operating cost base, which was down to € 2.2 billion in 2002 from € 2.5 billion in 2001. Savings were recorded in most expense categories. Additionally, some of our costs are transaction volume based and have been affected by the reduced customer volumes that have been experienced.
The transactional nature of this corporate division leads to processing and settlement costs that are high as a percentage of revenue. As transaction volumes fell in 2001, these costs offset an increased portion of our net revenues. However, our investment in information technology and operations increased the operating cost base by 8%, from € 2.3 billion in 2000 to € 2.5 billion in 2001.

Cost/Income Ratio. The cost/income ratio of 83% in 2002 was higher by 3 percentage points than in 2001. The benefits of our cost containment program have been more than offset by the reductions in revenues as individually discussed above.
The cost/income ratio of 80% in 2001 increased by 4 percentage points from 76% in 2000. This was principally as a result of cost increases that were not fully matched by the lower level of increases in revenues.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m. (except invested assets)	2002	2001	2000
Portfolio/fund management	2,723	2,170	2,679
Advisory	1,235	1,374	1,612
Loan/deposit products	2,531	2,462	2,262
Transaction fees	589	642	620
Insurance business	963	3,487	4,484
Other	931	258	343
Total net revenues	**8,972**	**10,393**	**12,000**
Provision for loan losses	227	206	192
Provision for off-balance sheet positions	(1)	–	–
Total provision for credit losses	**226**	**206**	**192**
Policyholder benefits and claims	685	2,946	3,912
Operating cost base[1]	6,422	6,954	6,313
Income before nonoperating costs	**1,639**	**287**	**1,583**
Average active equity	4,493	4,324	3,292
Adjusted return on average active equity in %[2]	36%	7%	48%
Cost/income ratio in %[3]	79%	95%	85%
Invested assets (in € bn.)	963	911	929
Additional Information: **Results of sold insurance and related activities included above**			
Insurance business	780	3,308	4,268
Other	502	–	–
Total net revenues	**1,282**	**3,308**	**4,268**
Provision for credit losses	**–**	**2**	**3**
Policyholder benefits and claims	650	2,896	3,749
Operating cost base[1]	103	376	432
Income before nonoperating costs	**529**	**34**	**84**
Invested assets (in € bn.)	–	19	17

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset Management Corporate Division

The following table sets forth the results of our Asset Management Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m. (except invested assets)	2002	2001	2000
Portfolio/fund management	2,192	1,565	2,040
Insurance business	44	57	162
Other	277	231	205
Total net revenues	**2,513**	**1,853**	**2,407**
Provision for loan losses	(3)	12	–
Provision for off-balance sheet positions	–	–	–
Total provision for credit losses	**(3)**	**12**	**–**
Policyholder benefits and claims	35	48	161
Operating cost base[1]	2,022	1,619	1,326
Income before nonoperating costs	**459**	**174**	**920**
Average active equity	2,665	2,206	1,373
Adjusted return on average active equity in %[2]	17%	8%	67%
Cost/income ratio in %[3]	82%	90%	62%
Invested assets (in € bn.)	726	631	641

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs of our Asset Management Corporate Division was € 459 million in 2002, an increase of € 285 million, or 164%, as compared to 2001. This improvement was primarily attributable to reductions in our operating cost base and more favorable transactions from our real estate business.

Income before nonoperating costs was € 174 million in 2001, a decrease of € 746 million, or 81%, as compared to 2000. Decreased revenues of € 554 million due to unfavorable market conditions and increased operating costs of € 293 million accounted for the decrease in income before nonoperating costs.

In the first quarter of 2003, we sold most of our Passive Asset Management business to Northern Trust Corporation. The revenues associated with the sold business accounted for less than 2% of Asset Management's total revenues. The related assets and liabilities were not material to the Group's total assets and liabilities.

Net Revenues. Net revenues rose € 660 million, or 36%, to € 2.5 billion in 2002. The acquisition of Scudder and RREEF in the second quarter of 2002 contributed € 579 million, or 88%, to the growth in net revenues. The remaining increase of € 81 million, or 12%, was due to more favorable year-over-year contributions from our real estate and hedge funds businesses of € 185 million and a gain of € 8 million on the sale of insurance-related activities. These increases were partially offset by lower fee income of approximately € 110 million from the traditional fund management business further reflecting the ongoing weak market environment experienced in 2002.

Net revenues were € 1.9 billion in 2001, a decrease of € 554 million, or 23%, as compared to 2000. This decrease arose principally from weaker market conditions in 2001, which led to reduced funds performance fees and funds management fees.

Operating Cost Base. The operating cost base increased € 403 million, or 25%, to € 2.0 billion in 2002. The main reason for the increase was the acquisition of Scudder and RREEF in the second quarter of 2002, which contributed € 573 million to our operating cost base. This increase was partially offset as the operating cost base in 2001 included write-downs on our real estate portfolio of approximately € 150 million.
The operating cost base was € 1.6 billion in 2001, an increase of € 293 million, or 22%, as compared to 2000. The increase was primarily due to compensation and benefits, which experienced organic growth in compensation levels as well as the full year effect of hiring in the second half of 2000. Also contributing to the increase were write-downs on our real estate portfolio in 2001 of approximately € 150 million and reorganization expenses incurred for our activities in France.

Cost/Income Ratio. From 2001 to 2002 the cost/income ratio decreased by 8 percentage points to 82% in 2002 with the impact of increased revenues discussed above outweighing the increased expense impact.
The increase in the cost/income ratio from 62% in 2000 to 90% in 2001 was mainly attributable to the strong net revenues and the lower operating cost base in 2000 as described above.

Invested Assets. Invested assets increased by € 95 billion, or 15%, to € 726 billion in 2002 compared to 2001. The primary driver of the increase was the acquired invested assets of Scudder and RREEF of € 292 billion. Because of the weak market environment in 2002, the positive impact of these acquisitions was largely offset by a net new money loss of € 25 billion, negative performance movements of € 86 billion and negative foreign currency impact of € 84 billion. Invested assets were essentially unchanged in 2001 compared to 2000.

Private Banking Corporate Division

The following table sets forth the results of our Private Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m. (except invested assets)	2002	2001	2000
Portfolio/fund management	472	526	544
Advisory	696	858	987
Loan/deposit products	244	282	262
Transaction fees	14	15	(1)
Insurance business	14	13	10
Other	28	3	25
Total net revenues	**1,468**	**1,697**	**1,827**
Provision for loan losses	15	11	10
Provision for off-balance sheet positions	–	–	–
Total provision for credit losses	**15**	**11**	**10**
Policyholder benefits and claims	–	–	–
Operating cost base[1]	1,324	1,482	1,396
Income before nonoperating costs	**129**	**204**	**421**
Average active equity	386	417	397
Adjusted return on average active equity in %[2]	34%	49%	106%
Cost/income ratio in %[3]	90%	87%	76%
Invested assets (in € bn.)	148	167	178

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs of our Private Banking Corporate Division was € 129 million for the year ended December 31, 2002 compared to € 204 million for the year ended December 31, 2001. This decrease was mainly caused by lower revenues from our advisory products which were partially offset by reductions of our operating cost base.
Income before nonoperating costs was € 204 million for the year ended December 31, 2001 as compared to € 421 million for the year ended December 31, 2000. The decline was primarily attributable to lower revenues from our advisory products and increases in our operating cost base.

Net Revenues. Net revenues totaled € 1.5 billion in 2002, a decline of € 229 million, or 13%, compared to 2001. The challenging conditions in the international markets led to a further drop in the value of invested assets and to reduced activities of our clients. The decline in net revenues from advisory products was partially offset by net revenues of € 46 million generated by the Scudder Private Investment Counsel, which was acquired in the second quarter of 2002. This acquisition enhances our investment management capabilities and expands our distribution platform in the U.S.
Net revenues amounted to € 1.7 billion in 2001, a decline of € 130 million, or 7%, compared to 2000. Weaker revenues from our advisory business, which declined by € 129 million, or 13%, compared to 2000 was the primary reason for this decline. The weak market environment in 2001 led to a substantial restraint among our customers and a decline in securities-related commissions. Brokerage activity dropped significantly and our ability to market new products was limited.

Additionally, net revenues benefited in 2000 from booming stock markets in the first quarter when our customers' demand for new products (including initial public offerings) was significantly higher than throughout the year 2001.

Provision for Credit Losses. The provision for credit losses for the year ended December 31, 2002 totaled € 15 million compared to € 11 million for the year ended December 31, 2001. The increase primarily reflected losses for counterparties in Europe resulting from shortfalls in collateral levels as stock markets declined.
The provision for credit losses totaled € 11 million for the year ended December 31, 2001 was essentially unchanged compared to 2000.

Operating Cost Base. The operating cost base declined by € 158 million, or 11 %, to € 1.3 billion in 2002. The primary reasons for this decline were our ongoing cost containment efforts and our restructuring measures for the Private Banking business in Germany. In addition, costs declined due to lower costs for IT-projects as well as lower transaction-related costs due to reduced client activity. These decreases in our operating cost base were partially offset by the inclusion of the Scudder Private Banking business in the second quarter of 2002 which contributed € 48 million to the operating cost base in 2002.
The operating cost base was € 1.5 billion in 2001, an increase of € 86 million, or 6 %, compared to 2000. The largest single items causing this increase were software and premises write-downs.

Cost/Income Ratio. The cost/income ratio for 2002 was 90% compared to 87% in 2001. The increase was attributable to the decrease in revenues as described above.
The cost/income ratio was 87% in 2001 compared to 76% in 2000, with the increase caused by the reduction in net revenues and the increase in our operating cost base as described above.

Invested Assets. Invested assets declined by € 19 billion, or 11 %, to € 148 billion at December 31, 2002. The additional invested assets of € 10 billion due to the integration of the Scudder Private Banking business were more than offset by market-driven valuation reductions in the other portfolios. The strengthening of the euro against the U.S. dollar also caused a further market-driven reduction.
Compared to December 31, 2000, invested assets declined by € 11 billion, or 6 %, to € 167 billion at December 31, 2001. Decreases in invested assets in our U.S. business and declines due to the overall stock market conditions more than offset net new money.

Personal Banking Corporate Division

The following table sets forth the results of our Personal Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m. (except invested assets)	2002	2001	2000
Portfolio/fund management	59	78	96
Advisory	539	516	625
Loan/deposit products	2,287	2,181	2,000
Transaction fees	575	627	621
Insurance business	905	3,417	4,312
Other	626	24	112
Total net revenues	**4,991**	**6,843**	**7,766**
Provision for loan losses	215	183	182
Provision for off-balance sheet positions	(1)	–	–
Total provision for credit losses	**214**	**183**	**182**
Policyholder benefits and claims	650	2,898	3,751
Operating cost base[1]	3,076	3,853	3,591
Income (loss) before nonoperating costs	**1,051**	**(91)**	**242**
Average active equity	1,442	1,701	1,522
Adjusted return on average active equity in %[2]	73%	(5%)	16%
Cost/income ratio in %[3]	75%	99%	95%
Invested assets (in € bn.)	89	113	110
Additional Information: **Results of sold insurance and related activities included above**			
Insurance business	780	3,308	4,268
Other	494	–	–
Total net revenues	**1,274**	**3,308**	**4,268**
Provision for credit losses	**–**	**2**	**3**
Policyholder benefits and claims	650	2,896	3,749
Operating cost base[1]	103	376	432
Income before nonoperating costs	**521**	**34**	**84**
Invested assets (in € bn.)	–	19	17

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs of our Personal Banking Corporate Division was € 1.1 billion for the year ended December 31, 2002. The results in 2002 included a net gain of € 494 million from the disposal of most of our insurance and related activities to Zurich Financial Services. The remaining increase of income before nonoperating costs was attributable to a significant reduction of our operating cost base and to increased revenues from loan/deposit and advisory products.

Loss before nonoperating costs was € 91 million for the year ended December 31, 2001, compared to income before nonoperating costs of € 242 million for the year ended December 31, 2000. The decrease in net revenues was primarily due to lower gains from securities available for sale and write-downs of securities available for sale for other-than-temporary impairment, predominantly related to our insurance business. This decline was substantially offset by reduced policyholder benefits and claims, reflecting lower allocations for the benefit of policyholders from the annual surplus of our insurance subsidiaries. The operating cost base increased, mainly due to specific items such as the introduction of the euro and e-commerce initiatives. Excluding these items, the operating cost base was essentially unchanged.

Comparison figures for historical periods are materially affected by the sale of the insurance and related activities. The following discussion of Personal Banking's results of operations excludes the results of these activities in all periods.

Net Revenues. Net revenues increased by € 182 million, or 5%, compared to 2001. The growth in net revenues from our loan/deposit products was attributable to higher volumes. Revenues from advisory products increased despite the weak market environment, due to the launch of new products (e.g. XAVEX) and a higher demand for funds products after the reform of the German pension system. This reform also had a positive effect on the referral of insurance products from our former subsidiaries.

Net revenues were € 3.5 billion in 2001, essentially unchanged compared to 2000. Net revenues from our advisory business and our portfolio/fund management business were negatively impacted by the continued weakness in the international capital markets that led to a substantial restraint among our customers regarding securities transactions. This decrease was offset by higher net revenues from loan and deposits products due to increased volumes.

Provision for Credit Losses. Provision for credit losses increased to € 214 million in 2002 reflecting the challenging credit environment.

In 2001, our provision for credit losses was € 181 million, a slight increase of € 2 million compared to 2000.

Operating Cost Base. The operating cost base was € 3.0 billion in 2002, a decrease of € 504 million, or 14%, as compared to 2001. The significant reduction in 2002 resulted from our activities to improve efficiency and to control discretionary spending. Compensation and benefits expenses were reduced by more than 10% reflecting headcount reductions in connection with our restructuring activities. Non-compensation expenses decreased by more than 15% mainly due to reduced spending for marketing, information technology and business consulting as well as due to lower occupancy expenses reflecting the restructuring of our branch network in 2002.

The operating cost base was € 3.5 billion in 2001, an increase of € 318 million, or 10%, as compared to 2000. The increase was mainly attributable to expenses for specific projects such as the introduction of the euro and e-commerce initiatives. Excluding these items, the operating cost base was essentially unchanged reflecting cost containment activities we implemented.

Cost/Income Ratio. The cost/income ratio was 80% in the year 2002. This is a significant improvement of 18 percentage points compared to 2001, reflecting our reduced operating cost base and increased net revenues as described above.
The cost/income ratio was 98% in 2001 compared with 90% in 2000, an increase primarily due to the increases in the 2001 operating cost base as described above.

Invested Assets. Invested assets in 2002 were € 89 billion, a decrease of € 5 billion compared to 2001. This decrease was attributable to a decline in market values of equities and mutual funds (€ 7 billion), partly offset by net new money (€ 2 billion).
Invested assets in 2001 were € 94 billion compared to € 93 billion in 2000. Reductions in market values of € 8 billion were due to the weak performance on the equity markets. They were more than offset by net new money, mainly from mutual funds and equities.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

in € m.	2002	2001	2000
Net revenues	**3,086**	**2,054**	**4,396**
Provision for loan losses	155	199	186
Provision for off-balance sheet positions	(11)	3	–
Total provision for credit losses	**144**	**202**	**186**
Operating cost base[1]	1,222	1,363	1,576
Income before nonoperating costs	**1,720**	**489**	**2,634**
Average active equity	6,751	7,757	5,500
Adjusted return on average active equity in %[2]	25%	6%	48%
Cost/income ratio in %[3]	40%	66%	36%

[1] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[2] Income before nonoperating costs divided by average active equity.
[3] Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs. Income before nonoperating costs of our Corporate Investments Group Division was € 1.7 billion for the year ended December 31, 2002, an increase of € 1.2 billion, or 252%, as compared to the year ended December 31, 2001. The increase was primarily attributable to higher gains from the sale of industrial holdings.
Income before nonoperating costs was € 489 million for the year ended December 31, 2001, a decrease of € 2.1 billion, or 81%, as compared to the year ended December 31, 2000. Write-downs and valuation adjustments of some of our alternative assets together with lower gains from the sales of industrial holdings accounted for most of the decrease.
In November 2002, we entered into exclusive negotiations with the management team of DB Capital Partners regarding the sale of our late-stage private equity portfolio. The transaction, which comprises the sale of 80% of our Late-stage Private Equity Portfolio, was completed in February 2003.

Net Revenues. Net revenues were € 3.1 billion in 2002, an increase of € 1.0 billion, or 50 %, as compared to 2001.

Net revenues in 2002 included € 3.5 billion net gains from our industrial holdings portfolio which primarily related to the sale of our remaining stake in Munich Re (net gain of € 2.6 billion) and the sale of some of our interest in Allianz AG (net gain of approximately € 400 million). Further transactions in 2002 included the sales of our stakes in Deutsche Börse AG, RWE AG, Buderus AG and Continental AG as well as the reduction of our stake in Südzucker AG. In 2001, the largest transaction relating to our industrial holdings portfolio was the sale of some of our interest in Munich Re resulting in a gain of € 1.4 billion. Net revenues in 2001 also reflected a gain of approximately € 800 million for nontrading derivatives in connection with our industrial holdings portfolio compared to a gain of approximately € 150 million in 2002.

In 2002, net revenues included a net gain of € 438 million from the deemed sale of a partial interest of our mortgage banking subsidiary EUROHYPO, together with the related contribution of part of our London-based real estate investment banking business. Also included were anticipated losses of € 217 million related to our Private Equity business held for sale and a net loss of € 236 million related to the sale of the major part of our North American financial services business. Charges in 2001 of € 80 million were also related to our North American financial services business.

Net revenues in 2002 also reflected net write-downs of € 435 million on our alternative investments portfolio and net losses of € 728 million on certain equity method investments including € 706 million from our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Similar charges in 2001 amounted to € 1.1 billion, net of a gain on the disposal of a building of € 233 million.

The remaining variance in net revenues in 2002 compared to 2001 was attributable to reduced revenues after the disposal of the above mentioned businesses combined with lower dividend income from our industrial holdings portfolio.

At year-end 2002, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 6.8 billion, of which 51 % were private equity direct investments, 25 % were real estate investments and 24 % were private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets continue to deteriorate, we may determine that further write-downs and valuation adjustments are necessary.

Net revenues were € 2.1 billion in 2001, a decrease of € 2.3 billion, or 53 %, as compared to 2000.

The largest transaction relating to our industrial holdings portfolio in 2001 was the reduction of our stake in Munich Re which resulted in a gain of € 1.4 billion. The largest transaction in 2000 was a sale of some of our interest in Allianz AG with a gain of € 2.3 billion. Net revenues in 2001 also included a gain of approximately € 800 million for nontrading derivatives related to our industrial holdings portfolio.

Net revenues from our alternative investments portfolio were materially impacted by adverse market conditions in 2001, which resulted in write-downs and valuation adjustments, net of gains from disposals of € 1.1 billion in 2001 (including a gain of € 233 million on the sale of a building) as compared to approximately € 200 million for such net charges in 2000. Most of the write-downs were related to investments in the technology and telecommunication sectors.

At year-end 2001, the alternative assets portfolio in Corporate Investments had a carrying value of € 8.2 billion, of which 59 % were private equity direct investments, 17 % were real estate investments and 24 % were private equity indirect and other investments.

Provision for Credit Losses. The provision for credit losses was € 144 million in 2002 compared to € 202 million in 2001. The € 58 million reduction was primarily attributable to the deconsolidation of EUROHYPO in the third quarter of 2002.
The provision for credit losses was € 202 million in 2001, an increase of € 16 million, or 9 %, as compared to 2000. This increase was primarily related to a higher provision concerning our mortgage banking business, partly compensated by a provision decline related to our industrial holdings portfolio.

Operating Cost Base. The operating cost base decreased in 2002 to € 1.2 billion from € 1.4 billion in 2001. The reduction primarily resulted from the above described deconsolidation of our mortgage banking and North American financial services businesses in 2002 and the disposal of NDB brokerage business in the third quarter of 2001. In 2002, the operating cost base also included € 60 million related to the buyout of our Coinvestment plans.
The operating cost base declined in 2001 to € 1.4 billion from € 1.6 billion in 2000, which was a result of a decrease in expenses for strategic initiatives.

Cost/Income Ratio. The cost/income ratio was 40 % in 2002 compared with 66 % in 2001. This improvement is primarily the result of increased revenues due to sales of certain industrial holdings as described above.
The cost/income ratio was 66 % in 2001 compared with 36 % in 2000. This decline is due to the decrease in revenues from the sale of industrial holdings, and an increase in private equity write-downs in 2001.

Recent Accounting Developments

SFAS 141 and 142

Effective January 1, 2002, we adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142, as of January 1, 2002, we discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. We also recognized a € 37 million tax-free gain as a cumulative effect of change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. We recognized a € 62 million loss from impairment of goodwill during the fourth quarter of 2002 resulting from the decision to sell a portion of our private equity business. This sale closed in the first quarter of 2003. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 and 2000 is provided (see Note [12]) and assumes that SFAS 142 was in effect as of January 1, 2000.

SFAS 144

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The adoption of SFAS 144 did not have a material impact on our consolidated financial statements. See Note [13] for information regarding assets held for sale at December 31, 2002.

EITF 02-3

Effective November 21, 2002, we adopted provisions in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 02-3") that require that up front dealer profit (or loss) should not be recognized on derivative contracts unless supported by observable market data, observable prices of other current market transactions or other observable data supporting the valuation technique. The adoption did not have a material impact on our consolidated financial statements for 2002. We do not expect EITF 02-3 to affect the ultimate recognition of dealer profit (or loss), however, it may affect the timing of that recognition.

The other provisions of EITF 02-3, related to energy and derivative contracts held for trading purposes, which have effective dates in 2002 and 2003, do not or are not expected to have a material impact on our consolidated financial statements.

SFAS 146

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

FIN 45

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. These disclosure requirements are included in Note [30] to the consolidated financial statements. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have a material impact on our consolidated financial statements.

SFAS 148

In March 2003, we decided to adopt the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Generally, the fair value based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of our stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. We are currently evaluating the potential impact, if any, of prospectively adopting the fair value provisions of SFAS 123 on future option awards and other share-based compensation plans.

FIN 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated. For us, the Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003. We are evaluating the effect, if any, that the adoption of FIN 46 will have on our consolidated financial statements. FIN 46 requires transitional disclosures where it is reasonably possible that we will have to consolidate or disclose information about certain entities when this Interpretation becomes effective. These transitional disclosures are included in Note [9] to the consolidated financial statements.

Outlook

We still act in a challenging environment. The recovery promised by confidence indicators in spring 2002 did not materialize. On the contrary, growth slowed during the year and the Euroland economy entered 2003 on a very sluggish note. External demand, the major engine of growth in 2002, will be dampened by the appreciating euro as global growth will remain soft. One positive factor for domestic demand should be the decline in Euroland inflation, which will improve consumers' real purchasing power. Still, GDP growth in 2003 will be only marginally higher than in 2002 and fall some 1.5 percentage points short of the economy's potential growth rate. Both the situation in the Middle East and, partly related to that, the further development of the USD/EUR exchange rate pose significant downside risks to this already not very optimistic scenario. Germany will continue to be a growth laggard in Euroland with current-year GDP barely rising.

Market sentiment has clearly deteriorated on both sides of the Atlantic. Defaults are rising in number while recovery rates have fallen. Investors' confidence in the integrity of the stock markets and their participants is still at a very low level. Nevertheless, prospects for the bank are favorable. We will continue to benefit from the cost reduction progress we achieved in 2002 and the measures we took to strengthen our balance sheet. And even if the German economy worsens, the steps we have already taken to limit our credit exposure should prevent any upsurge in loss provisioning. All the measures taken in 2002 position us very well for a market rebound.

Having made such great progress on transforming the bank, we now intend to concentrate on growing our businesses and making better use of cross-divisional synergies within the bank. In essence, we are aiming at continued product innovation within our client-tailored approach, increased share of wallet of existing customers, further penetration of customer target segments as well as organic growth complemented with disciplined add-on acquisitions.

In CIB, we want to accelerate our efforts to concentrate, more selectively, on those companies and institutions whom we can serve best and most profitably. We want to continue to increase the cost-effectiveness of our salesforce, focusing ever more intensively on problem solving for our clients, improving our share of wallet, and returns from key relationships. Only recently, we decided to separate a part of our corporate and institutional client coverage from our Global Corporate Finance (GCF) Business Division. This will constitute a new business division called Global Banking Division (GBD).

In PCAM, we intend to grow particularly in Private & Business Clients, Asset Management and Private Wealth Management. We believe that this is a key component of managing performance (both improving profitability and diversifying our earnings base) as well as a critical step in positioning ourselves strategically for the future. Through the acquisition of Scudder, we have attained 'bulge bracket' status in the asset management arena as measured by invested assets. The re-segmentation of our Private Banking and Personal Banking Divisions into the new corporate division Private & Business Clients and the new business division Private Wealth Management, enhances our strategic focus and ability to target products and services to client needs. The Scudder acquisition also enhanced our Private Wealth Management franchise in the U.S., and strengthened the platform from which we can deliver investment management services to high net worth individuals. It is our stated strategy of growing this business both organically and through selective, add-on acquisitions.

After having sold our late-stage private equity portfolio through a management buy-out in February 2003, Corporate Investments will comprise our remaining private equity and venture capital assets, our industrial holdings, third-party private equity funds and principal-owned real estate assets. In the context of our strategy of value preservation, enhancement and realization we want to carefully manage this portfolio.

Risk management will be a key success factor in 2003. We are confident in our ability to carefully and attentively manage and address our credit risk exposures. This commitment is evidenced by a change in the measurement in our other inherent loss allowance making the provision more sensitive to the prevailing credit environment and less based on historical experience. In addition, we plan to introduce a new pricing model to better shield ourselves from loan losses, making us the first German financial institution to make such a move. Responding to upcoming changes in the regulatory environment, we implemented a revised Operational Risk Management Policy, effective January 1, 2003, setting the route for a strong, fully functional and proactive management of Operational Risk.

Continued cost discipline will remain a top priority and we expect to see the full benefits of the successful cost reductions in the financial year 2003. Nevertheless, we are committed to maintain our rigorous attitude to reducing our cost base, constantly improving the efficiency of our businesses and infrastructure platforms.

We want to continue to redeploy our capital and balance sheet towards customers, markets and businesses which generate the greatest return to shareholders. On the other hand, we are ready to withdraw capital from activities whose returns, and risks, do not offer sufficient reward. During the current challenging market conditions, we believe it is prudent to maintain our Tier 1 ratio (BIS) above the 8–9% target band. We will closely monitor capitals levels in 2003 and adjust them as conditions warrant.

Overall, we still face significant challenges as we look forward to 2003 as our operating environment will continue to be very hard. Nevertheless, we believe that our strengthening competitive position will provide us with opportunities even in volatile markets.

Introductory Note

The accompanying consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

In order to comply with Section 292a of the HGB (German Commercial Code), the consolidated financial statements were supplemented with a consolidated business review report, a list of mandates, a list of shareholdings, and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Register and published in the Federal Gazette, comply with the Accounting and Banking Directives of the European Community (Directive 83/349/EWG, Directive 84/253/EWG, Directive 86/635/EWG). For the interpretation of these directives we relied on the statement by the German Accounting Standards Committee.

The consolidated financial statements and the consolidated business review report as of December 31, 2002 prepared in accordance with Section 292a of the HGB (German Commercial Code) is filed with the Commercial Register in Frankfurt am Main under the number HRB 30000. It will be, as well as the list of mandates and the list of shareholdings, provided to shareholders on request.

Board of Managing Directors in the Reporting Year

Josef Ackermann
Spokesman from May 22, 2002

Rolf-E. Breuer
Spokesman and Member of the Board of Managing Directors until May 22, 2002

Clemens Börsig

Thomas R. Fischer
until January 30, 2002

Jürgen Fitschen
until January 30, 2002

Tessen von Heydebreck

Hermann-Josef Lamberti

Michael Philipp
until January 30, 2002

Independent Auditors' Report

The Supervisory Board of Deutsche Bank Aktiengesellschaft

We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".

Frankfurt am Main, March 11, 2003
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Nonnenmacher	Keese
Wirtschaftsprüfer	Wirtschaftsprüfer

Income Statement

Deutsche Bank Group

Income Statement

in € m.	[Notes]	2002	2001	2000
Interest revenues	[1], [21], [30]	35,781	53,639	55,131
Interest expense	[1], [21], [30]	28,595	45,019	48,103
Net interest revenues		**7,186**	**8,620**	**7,028**
Provision for loan losses	[1], [7], [8]	2,091	1,024	478
Net interest revenues after provision for loan losses		**5,095**	**7,596**	**6,550**
Commissions and fees from fiduciary activities		3,926	3,537	3,908
Commissions, broker's fees, markups on securities underwriting and other securities activities		4,319	4,557	5,170
Fees for other customer services		2,589	2,633	2,615
Insurance premiums	[1]	744	2,717	2,837
Trading revenues, net	[1], [22], [30]	4,024	6,031	7,625
Net gains on securities available for sale	[1], [5]	3,523	1,516	3,670
Net income (loss) from equity method investments	[1], [6]	(887)	(365)	300
Other revenues	[1]	1,123	295	1,326
Total noninterest revenues		**19,361**	**20,921**	**27,451**
Compensation and benefits	[1], [18], [24], [30]	11,358	13,360	13,526
Net occupancy expense of premises	[1]	1,291	1,334	1,090
Furniture and equipment	[1]	230	357	568
IT costs	[1]	2,188	2,343	2,215
Agency and other professional service fees		761	1,080	1,151
Communication and data services		792	891	762
Policyholder benefits and claims	[1]	759	3,002	4,003
Other expenses	[1]	2,883	3,182	2,921
Goodwill amortization/impairment	[1], [3], [12]	62	871	771
Restructuring activities	[25]	583	294	125
Total noninterest expenses		**20,907**	**26,714**	**27,132**
Income before income tax expense (benefit) and cumulative effect of accounting changes		**3,549**	**1,803**	**6,869**
Income tax expense	[1], [26]	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	[26]	2,817	995	(9,287)
Income before cumulative effect of accounting changes, net of tax		**360**	**374**	**13,513**
Cumulative effect of accounting changes, net of tax	[2]	37	(207)	–
Net income		**397**	**167**	**13,513**

Earnings Per Share Figures

in €	[18], [27]	2002	2001	2000
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax		0.58	0.60	22.00
Cumulative effect of accounting changes, net of tax		0.06	(0.33)	–
Net income		**0.64**	**0.27**	**22.00**
Diluted				
Income before cumulative effect of accounting changes, net of tax		0.57	0.60	21.72
Cumulative effect of accounting changes, net of tax		0.06	(0.33)	–
Net income		**0.63**	**0.27**	**21.72**
Cash dividends declared per common share		**1.30**	**1.30**	**1.15**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2002	2001	2000
Net income	**397**	**167**	**13,513**
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany[1]	2,817	995	–
Unrealized gains (losses) on securities available for sale			
Unrealized net losses arising during the year, net of tax and other[2]	(5,596)	(2,496)	(1,185)
Net reclassification adjustment for realized net gains, net of applicable tax and other[3]	(3,527)	(1,423)	(1,516)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[4]	2	(1)	–
Minimum pension liability, net of tax[5]	(8)	–	–
Unrealized foreign currency translation gains (losses) arising during the year, net of tax[6]	(1,602)	85	432
Total other comprehensive income (loss)	**(7,914)**	**(2,840)**	**(2,269)**
Comprehensive income (loss)	**(7,517)**	**(2,673)**	**11,244**

[1] Amounts relate to the reversal effect of a tax benefit realized in 1999 and 2000 due to tax rate changes in 1999 and 2000.

[2] Amounts are net of an income tax benefit of € 69 million, € 105 million and € 820 million for the years ended December 31, 2002, 2001 and 2000, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (230) million, € (610) million and € 5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

[3] Amounts are net of applicable income tax expense of € 15 million, € 144 million and € 1,702 million for the years ended December 31, 2002, 2001 and 2000, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 110 million, € (44) million and € 429 million for the years ended December 31, 2002, 2001 and 2000, respectively.

[4] The amount is net of an income tax expense for the year ended December 31, 2002 and an income tax benefit for the year ended December 31, 2001.

[5] Amount is net of an income tax benefit of € 3 million for the year ended December 31, 2002.

[6] Amounts are net of an income tax (benefit) expense of € 26 million, € (41) million and € (35) million for the years ended December 31, 2002, 2001 and 2000, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Balance Sheet

Deutsche Bank Group

Assets

in € m.	[Notes]	Dec 31, 2002	Dec 31, 2001
Cash and due from banks	[1], [19], [32]	8,979	10,388
Interest-earning deposits with banks	[10], [32]	25,691	37,986
Central bank funds sold and securities purchased under resale agreements	[1], [32]	117,689	103,685
Securities borrowed	[1], [32]	37,569	40,318
Trading assets of which € 70 billion and € 16 billion were pledged to creditors and can be sold or repledged at December 31, 2002 and 2001, respectively	[1], [4], [10], [32]	297,062	293,653
Securities available for sale of which € 736 million and € 524 million were pledged to creditors and can be sold or repledged at December 31, 2002 and 2001, respectively	[1], [5], [10], [32]	21,619	71,666
Other investments	[6], [32]	10,768	11,997
Loans, net	[1], [7], [8], [9], [10], [31], [32]	167,303	259,838
Premises and equipment, net	[1], [10], [11]	8,883	9,806
Goodwill	[1], [2], [12]	8,372	8,741
Other intangible assets, net	[1], [2], [12]	1,411	206
Other assets related to insurance business	[23]	7,797	13,875
Due from customers on acceptances		99	553
Accrued interest receivable		4,208	5,907
Other assets		40,905	49,603
Total assets		**758,355**	**918,222**

Liabilities and Shareholders' Equity

in € m.	[Notes]	Dec 31, 2002	Dec 31, 2001
Noninterest-bearing deposits	[32]		
Domestic offices		21,960	22,244
Foreign offices		8,598	7,487
Interest-bearing deposits	[32]		
Domestic offices		95,033	96,659
Foreign offices		202,034	247,699
Total deposits		327,625	374,089
Trading liabilities	[1], [4], [32]	131,212	121,329
Central bank funds purchased and securities sold under repurchase agreements	[1], [32]	90,709	81,375
Securities loaned	[1], [32]	8,790	7,620
Other short-term borrowings	[14], [32]	11,573	20,472
Acceptances outstanding		99	553
Insurance policy claims and reserves	[23]	8,557	35,241
Accrued interest payable		4,668	7,423
Other liabilities	[24], [25]	37,695	58,943
Long-term debt	[15], [32]	104,055	166,908
Trust preferred securities	[16], [32]	3,103	4,076
Obligation to purchase common shares	[17]	278	–
Total liabilities		**728,364**	**878,029**
Common shares, no par value, nominal value of € 2.56[1]		1,592	1,591
Additional paid-in capital		11,199	11,253
Retained earnings		22,087	22,619
Common shares in treasury, at cost[2]		(1,960)	(479)
Equity classified as obligation to purchase common shares		(278)	–
Share awards		955	899
Accumulated other comprehensive income	[1]		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		(3,043)	(5,860)
Unrealized net gains on securities available for sale, net of applicable tax and other		156	9,279
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax		1	(1)
Minimum pension liability, net of tax		(8)	–
Foreign currency translation, net of tax		(710)	892
Total accumulated other comprehensive income		(3,604)	4,310
Total shareholders' equity	[18], [20]	**29,991**	**40,193**
Total liabilities and shareholders' equity		**758,355**	**918,222**

Commitments and contingent liabilities (Notes [11], [30] and [33]).

[1] Issued. 2002 621,854,246 shares; 2001: 621,568,446 shares.

[2] Common shares in treasury, at cost: 2002: 36,407,292 shares; 2001: 7,092,821 shares

The accompanying notes are an integral part of the Consolidated Financial Statements.

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	2002	2001	2000
Common shares			
Balance, beginning of year	1,591	1,578	1,573
Common shares distributed under employee benefit plans	1	13	5
Balance, end of year	1,592	1,591	1,578
Additional paid-in capital			
Balance, beginning of year	11,253	10,876	10,556
Common shares distributed under employee benefit plans	21	462	188
Net gains (losses) on treasury shares sold	(129)	(85)	132
Other	54	–	–
Balance, end of year	11,199	11,253	10,876
Retained earnings			
Balance, beginning of year	22,619	23,331	10,581
Net income	397	167	13,513
Cash dividends declared and paid	(800)	(801)	(706)
Other	(129)	(78)	(57)
Balance, end of year	22,087	22,619	23,331
Common shares in treasury, at cost			
Balance, beginning of year	(479)	(119)	(61)
Purchases of shares	(30,755)	(37,032)	(35,731)
Sale of shares	28,441	36,090	35,366
Treasury shares distributed under employee benefit plans	833	582	307
Balance, end of year	(1,960)	(479)	(119)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	–	–	–
Additions	(330)	–	–
Deductions	52	–	–
Balance, end of year	(278)	–	–
Share awards – common shares issuable			
Balance, beginning of year	1,666	1,883	821
Deferred share awards granted, net	1,098	487	1,356
Deferred shares distributed	(809)	(704)	(294)
Balance, end of year	1,955	1,666	1,883
Share awards – deferred compensation			
Balance, beginning of year	(767)	(1,016)	(538)
Deferred share awards granted, net	(1,098)	(487)	(1,356)
Amortization of deferred compensation, net	865	736	878
Balance, end of year	(1,000)	(767)	(1,016)
Accumulated other comprehensive income			
Balance, beginning of year	4,310	7,150	9,419
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	2,817	995	–
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(9,123)	(3,919)	(2,701)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	2	(1)	–
Change in minimum pension liability, net of tax	(8)	–	–
Foreign currency translation, net of tax	(1,602)	85	432
Balance, end of year	(3,604)	4,310	7,150
Total shareholders' equity, end of year	**29,991**	**40,193**	**43,683**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement

in € m.	2002	2001	2000
Net income	**397**	**167**	**13,513**
Adjustments to reconcile net income to net cash used in operating activities			
Provision for loan losses	2,091	1,024	478
Restructuring activities	583	294	125
Gain on sale of securities available for sale, other investments, loans and other	(4,928)	(2,806)	(4,161)
Deferred income taxes, net	2,480	(159)	(8,332)
Impairment, depreciation and other amortization and accretion	2,845	4,886	3,320
Cumulative effect of accounting changes, net of tax	(37)	207	–
Share of net loss (income) from equity method investments	753	278	(338)
Income adjusted for noncash charges, credits and other items	**4,184**	**3,891**	**4,605**
Net change in			
Trading assets	(4,071)	(1,263)	(35,599)
Other assets	8,627	(9,670)	11,258
Trading liabilities	11,412	(3,022)	(16,411)
Other liabilities	(20,639)	(4,559)	(264)
Other, net	(296)	1,412	3,075
Net cash used in operating activities	**(783)**	**(13,211)**	**(33,336)**
Net change in			
Interest-earning deposits with banks	7,800	9,232	(11,238)
Central bank funds sold and securities purchased under resale agreements	(14,004)	(47,959)	36,185
Securities borrowed	2,749	33,138	(7,272)
Loans	9,634	5,802	(28,064)
Proceeds from			
Sale of securities available for sale	25,835	41,128	43,058
Maturities of securities available for sale	7,731	2,746	17,369
Sale of other investments	5,089	7,096	4,405
Sale of loans	9,508	16,185	16,496
Sale of premises and equipment	717	1,015	344
Purchase of			
Securities available for sale	(22,464)	(34,289)	(55,463)
Other investments	(4,474)	(7,976)	(7,702)
Loans	(2,364)	(8,903)	(7,586)
Premises and equipment	(1,696)	(3,689)	(2,164)
Net cash received (paid) for business combinations/divestitures	(1,110)	924	(1,096)
Other, net	687	958	252
Net cash provided by (used in) investing activities	**23,638**	**15,408**	**(2,476)**
Net change in			
Deposits	(41,278)	22,548	13,623
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	7,603	(16,096)	(12,629)
Other short-term borrowings	274	(15,151)	9,571
Issuances of long-term debt and trust preferred securities	40,245	32,958	61,233
Repayments and extinguishments of long-term debt and trust preferred securities	(27,201)	(22,884)	(40,371)
Issuances of common shares	73	320	193
Purchases of treasury shares	(30,755)	(37,032)	(35,731)
Sale of treasury shares	28,665	36,024	35,514
Cash dividends paid	(800)	(801)	(706)
Other, net	(455)	(522)	(644)
Net cash (used in) provided by financing activities	**(23,629)**	**(636)**	**30,033**
Net effect of exchange rate changes on cash and due from banks	(635)	325	2,710
Net increase (decrease) in cash and due from banks	(1,409)	1,886	(3,069)
Cash and due from banks, beginning of the year	10,388	8,502	11,571
Cash and due from banks, end of the year	8,979	10,388	8,502
Interest paid	31,349	48,099	46,250
Income taxes paid, net	408	1,251	1,819
Noncash investing activities			
Transfer from available for sale securities to trading assets	–	22,101	507
Transfer from trading assets to available for sale securities	–	14,938	–

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes

Deutsche Bank Group

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all majority-owned subsidiaries (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [28].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain prior period amounts have been reclassified to conform to the current presentation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

The following is a description of the significant accounting policies of the Group.

Principles of Consolidation and Other Investments

The consolidated financial statements include Deutsche Bank together with all majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated.

Investments in enterprises are accounted for using the equity method when the Group is not the majority owner but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of a limited partnership. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. These investments are reported in other investments and the pro-rata share of their income or loss, on a U.S. GAAP basis, as well as disposition gains and losses, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. Prior to January 1, 2002, the difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") was amortized on a straight-line basis against net income from equity method investments over a period not exceeding fifteen years. Effective January 1, 2002, the Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, equity method goodwill is no longer amortized.

Special Purpose Entities ("SPEs") are legal entities created for a particular purpose and are used in structuring a wide range of capital markets products. Unless the SPE meets the criteria for a Qualifying Special Purpose Entity ("QSPE") as defined in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140") (see Asset Securitizations below), the Group consolidates SPEs when it is deemed to control and/or retain the majority of the risks and rewards of the SPE.

The underlying holdings of designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value. Changes in fair value of the underlying holdings are included in other revenues.

Direct investments over which the Group does not have significant influence, including investments in venture capital companies and nonmarketable equity securities, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Foreign Currency Translation

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period end exchange rates, and the resulting transaction gains and losses are reported in noninterest revenues or noninterest expenses.

In consolidation, the financial statements of entities with functional currencies other than the euro are translated into the euro and the resulting translation gains and losses, net of any hedge and tax effects, are reported in accumulated other comprehensive income within shareholders' equity. Revenues and expenses are translated at the weighted average rate during the year whereas assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. Generally, the party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty which meet the applicable netting criteria in FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

Loans Held for Sale, Trading Assets and Liabilities, and Securities Available for Sale

Loans held for sale are accounted for at the lower of cost or market and are reported as trading assets.

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

Trading assets, except for loans held for sale, and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is generally based on quoted market prices, price quotes from brokers or dealers or discounted expected cash flows.

Derivatives

All freestanding contracts considered to be derivatives for purposes of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices or pricing models which take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Assets and liabilities arising from contracts covered by qualifying master netting agreements are reported on a net basis, in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39").

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, and equity and commodity prices. Such positions are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, not qualifying for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

Beginning January 1, 2001, the Group has applied hedge accounting in accordance with SFAS 133. There are three possible types of hedges under this standard, each of which is accounted for differently: (1) fair value hedges, (2) cash flow hedges, and (3) hedges of net investments in foreign operations.

For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest over the remaining life of the original hedge. For other types of fair value adjustments or anytime the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For cash flow hedges, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness for cash flow hedges is recorded in other revenues and is generally measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When cash flow hedges of interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of cash flow hedges, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of net investments in foreign operations, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective, the remainder is recorded as other revenues.

Any derivative de-designated as a hedge is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues.

Prior to 2001, most of the derivatives entered into for nontrading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

In addition, for periods prior to January 1, 2001, hedge accounting was different for the limited cases where it was applied for certain interest rate and foreign currency hedges. Interest rate swaps were accounted for as off-balance sheet transactions with interest payable or receivable recorded on an accrual basis. For cross currency interest rate swaps, interest was accrued and the foreign currency notional amount of the swaps was translated at spot rates with the resulting gain or loss reported in earnings. No special accounting was applied to the hedged items.

Loans

Loans generally are carried at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, and deferred fees and costs on originated loans. Interest revenues are accrued on the unpaid principal balance net of charge-offs. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the lives of the related loans.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectability of principal.

Leasing Transactions

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

Allowances for Credit Losses

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for credit losses on lending-related commitments is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component is the allowance for impaired loans as calculated under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures" (collectively "SFAS 114"). Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is for all other loans not individually evaluated but that, on a portfolio basis, are believed to have some inherent loss, in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). The inherent loss component consists of an allowance for country risk, an allowance for smaller-balance standardized homogeneous exposures and an other inherent loss component. The country risk component is for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile, that is, for transfer and currency convertibility risks. The allowance for smaller-balance standardized homogeneous exposures is established for loans to individuals and small business customers of the private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The other inherent loss component represents an estimate of inherent losses resulting from the imprecisions and uncertainties in determining credit losses. Loans subject to this component of the allowance exclude those that have been determined to be impaired under SFAS 114. This component is determined by calculating the ratio of an entity's historical average loan losses (net of recoveries) to the historical average of its loan exposures, applying the resulting ratio to the corresponding period end loans and adjusting the results for relevant environmental factors. During 2002, the measurement of the other inherent loss component was refined to incorporate an expected loss measure, which considers among other factors, collateral, maturities, and long-term statistical averages of default and loss history. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience.

Amounts determined to be uncollectable are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

The allowance for credit losses on lending-related commitments is determined using the same measurement techniques as the allowance for loan losses.

Asset Securitizations

When the Group transfers financial assets to securitization trusts in securitizations of mortgage or other loan portfolios, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests is recognized using the effective yield method. Securitization trusts that meet the criteria for QSPEs, as defined in SFAS 140, are not consolidated.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which is generally 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense or IT costs. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software is ready for use, is expensed as incurred.

Goodwill and Other Intangible Assets

Prior to January 1, 2002, goodwill and other intangible assets, which includes servicing rights related to asset securitizations, were amortized over their estimated useful lives. Goodwill, which represents the excess of cost over the fair value of net assets acquired at the date of acquisition, was amortized on a straight-line basis over a period not exceeding fifteen years. In accordance with SFAS 142, as of January 1, 2002, goodwill is no longer amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Other intangible assets in existence at January 1, 2002, have a finite useful life and continue to be amortized over a period of 3 to 15 years. In addition, other intangible assets acquired subsequent to January 1, 2002, that were determined to have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized and are tested for impairment at least annually.

Impairment

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities) are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

Prior to January 1, 2002, goodwill was subject to an impairment review if a change in circumstances indicated that its carrying amount may not be recoverable. As of January 1, 2002, goodwill and other intangible assets which are not amortized are tested for impairment at least annually according to SFAS 142.

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements, using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

The Group has elected to account for its share awards under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value-based method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares. Compensation expense is recorded over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited.

The Group records its obligations under outstanding deferred share awards in shareholders' equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders' equity. These classifications are based upon the Group's intent to settle these awards with its common shares. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123 to share-based awards.

in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Net income, as reported	397	167	13,513
Add: Share-based compensation expense included in reported net income, net of related tax effects	228	671	884
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(478)	(875)	(822)
Pro forma net income (loss)	**147**	**(37)**	**13,575**
Earnings (loss) per share			
Basic – as reported	€ 0.64	€ 0.27	€ 22.00
Basic – pro forma	€ 0.24	€ (0.06)	€ 22.10
Diluted – as reported	€ 0.63	€ 0.27	€ 21.72
Diluted – pro forma	€ 0.23	€ (0.06)	€ 21.82

Comprehensive Income

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

Cash Flow Statement

For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

Insurance Activities

Insurance Premiums. Insurance premiums from long duration life and health contracts are earned when due. Premiums from short duration contracts, primarily property and casualty, are earned over the period of the contract in proportion to the amount of insurance protection provided. The Group does not have significant reinsurance activities.

Deferred Acquisition Costs. Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies, are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for nonlife business are amortized over the premium-paying period of the related policies. Deferred acquisition costs of life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized. Deferred acquisition costs are reported in other assets related to insurance business.

Unit-Linked Business. Liabilities under unit-linked business where the investment risk is borne by the contract holders represent funds for contracts in which investment income and investment gains and losses accrue directly to the contract holders, as well as reserves for mortality risks and expenses related to those contracts. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The assets are carried at fair value. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from expenses.

Other Liabilities Included in Insurance Policy Claims and Reserves. In addition to the reserve for unit-linked business, the liability for insurance policy claims and reserves includes benefit reserves, a provision for premium refunds and property and casualty loss reserves.

Benefit reserves for life business, annuities and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including provisions for adverse deviation. Participating life contracts include provisions for terminal dividends. These assumptions consider Group experience and industry standards and may be revised if it is determined that future experience will differ substantially from those previously assumed.

The provision for premium refunds includes amounts allocated to policyholder accounts under relevant local statutory or contractual requirements as well as amounts that result from differences between these financial statements and statutory financial statements and that will reverse and enter into future deferred profit sharing calculations. Unrealized gains and losses in connection with the valuation of investments are also recognized in the provision for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

Property and casualty loss reserves include estimates for both reported and unreported claims incurred and related claims adjustment expenses. Loss reserves for property and casualty insurance represent the estimated ultimate unpaid cost of all incurred claims and are adjusted regularly based on experience. Unearned premiums for property and casualty insurance included in other insurance provisions represent the unexpired portion of policy premiums.

In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated reserves are included in earnings in the period in which the estimates are changed.

[2] Impact of Changes in Accounting Principles

SFAS 141 and 142

Effective January 1, 2002, the Group adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. Upon adoption, the Group recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 and 2000 is provided (see Note [12]) and assumes that SFAS 142 was in effect as of January 1, 2000.

SFAS 133

Effective January 1, 2001, the Group adopted SFAS 133. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative's fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, the Group recorded a net transition expense of € 207 million, net of an income tax benefit of € 118 million, as a cumulative effect of a change in accounting principle. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately. As permitted by SFAS 133, upon adoption the Group transferred debt securities with a fair value of € 22,101 million from securities available for sale to trading assets and recognized the related unrealized gains of € 150 million in earnings for the year ended December 31, 2001.

EITF 99-20

Effective April 1, 2001, the Group adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 provides guidance regarding income recognition and determination of impairment on certain asset-backed securities held as investments, with particular impact on those investments held outside of trading accounts. The adoption of EITF 99-20 did not have a material impact on the Group's consolidated financial statements.

[3] Acquisitions and Dispositions

The Group acquired National Discount Brokers Group, Inc. ("NDB") in two steps with control being achieved in November 2000. The total purchase price was approximately U.S.$ 1.0 billion. The acquisition was accounted for as a purchase, which resulted in the recording of goodwill of U.S.$ 616 million. In the period from the acquisition to December 31, 2001, goodwill was amortized on a straight-line basis based upon an estimated useful life of 15 years. In September 2001, Deutsche Bank sold NDB's on-line brokerage business to Ameritrade Holding Corp., which reduced goodwill related to the NDB acquisition by U.S.$ 146 million. As a result of this transaction, the Group owned approximately 13 percent of Ameritrade Holding Corp. This share was reduced to approximately 9 percent as of December 31, 2002.

During 2001, the Group committed to a plan to dispose of the commercial finance operation in North America and, therefore, the business was valued at the lower of carrying value or fair value less cost to sell, resulting in a € 80 million charge. During 2002, the commercial and consumer finance businesses of Deutsche Financial Services were sold resulting in an additional net loss of € 236 million. The remaining assets of these businesses are currently in the process of being liquidated.

In the second quarter of 2002, the Group purchased Zurich Scudder Investments, Inc., the Scudder asset management business. This transaction was treated as an exchange of the Group's German insurance holding company Versicherungsholding der Deutschen Bank Aktiengesellschaft (Deutscher Herold) and a net cash payment of approximately € 1.7 billion for Scudder. The purchase resulted in goodwill of approximately € 1.0 billion and indefinite useful life intangible assets of € 1.1 billion. In addition, Deutsche Bank sold insurance subsidiaries domiciled in Spain, Italy, and Portugal. These transactions resulted in gains of € 494 million in Personal Banking and € 8 million in Asset Management.

In April 2002 the Group acquired RoPro U.S. Holding, Inc., which is the holding company for the U.S. based real estate investment manager RREEF. The purchase price for this acquisition amounted to approximately U.S.$ 501 million. Goodwill amounted to U.S.$ 306 million.

Following the agreement reached in 2001, in the third quarter of 2002 the Group merged its mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with the mortgage bank subsidiaries of Dresdner Bank and Commerzbank, to form the new EUROHYPO AG. This transaction resulted in a deconsolidation from the Group's consolidated financial statements and the recognition of a net gain of € 418 million. After the merger, the Group's share in the combined entity was 34.6%. Since the merger in August 2002, the Group has accounted for this investment under the equity method.

The acquisitions and disposals which occurred in 2002 led to a net reduction of total assets of approximately € 93 billion, as compared to December 31, 2001.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows:

in € m.	Dec 31, 2002	Dec 31, 2001
Bonds and other fixed-income securities	175,042	150,698
Equity shares and other variable-yield securities	47,354	77,683
Positive market values from derivative financial instruments[1]	65,729	60,622
Other trading assets[2]	8,937	4,650
Total trading assets	**297,062**	**293,653**
Bonds and other fixed-income securities	51,124	48,784
Equity shares and other variable-yield securities	17,987	18,346
Negative market values from derivative financial instruments[1]	62,101	54,199
Total trading liabilities	**131,212**	**121,329**

[1] Derivatives under master netting agreements are shown net.
[2] Includes loans held for sale.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow:

Dec 31, 2002	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses	
Debt securities				
German government	396	20	–	376
U.S. Treasury and U.S. government agencies	168	–	–	168
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	2,893	39	(18)	2,872
Corporates	6,400	231	(47)	6,216
Other asset-backed securities	2,977	–	–	2,977
Mortgage-backed securities, principally obligations of U.S. federal agencies	164	1	–	163
Other debt securities	652	1	(3)	654
Equity securities				
Equity shares	6,441	757	(596)	6,280
Investment certificates and mutual funds	1,499	10	(55)	1,544
Other	27	16	–	11
Total securities available for sale	**21,619**	**1,075**	**(719)**	**21,263**

Dec 31, 2001	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses	
Debt securities				
German government	4,339	66	(9)	4,282
U.S. Treasury and U.S. government agencies	192	–	–	192
U.S. local (municipal) governments	50	–	–	50
Other foreign governments	14,676	229	(210)	14,657
Corporates	22,116	643	(193)	21,666
Other asset-backed securities	3,189	12	(2)	3,179
Mortgage-backed securities, principally obligations of U.S. federal agencies	1,083	21	(1)	1,063
Other debt securities	1,857	55	(1)	1,803
Equity securities				
Equity shares	22,600	10,022	(750)	13,328
Investment certificates and mutual funds	1,507	48	(13)	1,472
Other	57	36	–	21
Total securities available for sale	**71,666**	**11,132**	**(1,179)**	**61,713**

	Dec 31, 2000			
	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses	
Debt securities				
German government	634	11	(5)	628
U.S. Treasury and U.S. government agencies	172	–	(1)	173
U.S. local (municipal) governments	17	–	–	17
Other foreign governments	16,902	277	(227)	16,852
Corporates	37,200	1,360	(797)	36,637
Other asset-backed securities	4,252	35	(53)	4,270
Mortgage-backed securities, principally obligations of U.S. federal agencies	3,803	21	(51)	3,833
Other debt securities	200	17	–	183
Equity securities				
Equity shares	27,136	14,493	(607)	13,250
Investment certificates and mutual funds	1,769	128	(15)	1,656
Other	165	45	(6)	126
Total securities available for sale	**92,250**	**16,387**	**(1,762)**	**77,625**

At December 31, 2002, securities issued by DaimlerChrysler AG with a fair value of € 3.4 billion were the only securities of an individual issuer that exceeded 10% of the Group's total shareholders' equity.
The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

in € m.	2002	2001	2000
Debt securities – gross realized gains	149	405	268
Debt securities – gross realized losses[1]	(235)	(256)	(363)
Equity securities – gross realized gains	4,094	2,376	4,288
Equity securities – gross realized losses[2]	(485)	(1,009)	(523)
Net gains on securities available for sale	**3,523**	**1,516**	**3,670**

[1] Includes € 156 million and € 27 million of write-downs for other-than-temporary impairment for the years ended December 31, 2002 and 2001, respectively.
[2] Includes € 152 million and € 401 million of write-downs for other-than-temporary impairment for the years ended December 31, 2002 and 2001, respectively.

On January 1, 2001, the Group transferred debt securities with a fair value of € 14.9 billion from trading assets to securities available for sale. There was no impact on earnings from this transfer which primarily involved securities issued by German and other foreign governments. Prior to 2001, these securities were risk managed together with derivatives which were classified as trading mainly due to contemporaneous hedge documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Beginning 2001, these securities are hedged in accordance with the Group's management practices with derivatives that qualify for hedge accounting and were reclassified accordingly.
In 2000, the Group transferred certain portfolios, consisting of mutual funds with an aggregate cost of € 170 million, from securities available for sale to trading assets. These available for sale securities were not subject to active risk management or included in market risk reporting. Management concluded that the market risk management on these securities would be enhanced by moving responsibility for them to the risk managers of the Group's trading portfolio. The

resulting gross gain on the transfer of € 337 million was recognized in net gains on securities available for sale for the year ended December 31, 2000.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2002:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total	
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	3	6.61%	91	3.65%	252	4.09%	50	4.46%	396	4.06%
U.S. Treasury and U.S. government agencies	142	2.67%	3	4.92%	–		23	7.88%	168	3.43%
U.S. local (municipal) governments	2	5.00%	–		–		–		2	5.00%
Other foreign governments	1,929	3.23%	599	5.31%	216	4.55%	149	4.58%	2,893	3.83%
Corporates	2,020	4.52%	2,497	4.50%	1,032	5.52%	851	7.69%	6,400	5.11%
Other asset-backed securities	–		5	6.14%	–		2,972	5.75%	2,977	5.75%
Mortgage-backed securities, principally obligations of U.S. federal agencies	164	4.97%	–		–		–		164	4.97%
Other debt securities	525	2.08%	119	3.25%	8	1.96%	–		652	2.29%
Total fair value	**4,785**		**3,314**		**1,508**		**4,045**		**13,652**	
Total amortized cost	**4,657**		**3,276**		**1,444**		**4,051**		**13,428**	

[6] Other Investments

The following table summarizes the composition of other investments:

in € m.	Dec 31, 2002	Dec 31, 2001
Equity method investments	6,039	5,344
Investments held by designated investment companies	230	274
Other equity interests	4,499	6,379
Total	**10,768**	**11,997**

Equity Method Investments

Investments over which the Group has significant influence, generally evidenced by a 20 to 50% ownership of the voting stock of a corporation or 3% or more of a limited partnership, are accounted for under the equity method of accounting. These investments totaled € 6.0 billion and € 5.3 billion at December 31, 2002 and 2001, respectively. The aggregate market value of the investments in actively traded listed companies amounted to € 269 million at December 31, 2002. These investments had an aggregated carrying value of € 210 million. The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis was a loss of € 753 million and a loss of € 278 million for the years ended December 31, 2002 and 2001, respectively. In addition, amortization of goodwill of € 31 million for the year ended December 31, 2001, and write-offs for other-than-temporary impairments of € 305 million and € 113 million for the years ended December 31, 2002 and 2001, respectively, were included in net income (loss) from equity method investments.

Related party loans to equity method investees amounted to € 3,485 million and € 1,348 million at December 31, 2002 and 2001, respectively. At December 31, 2002 loans totaling € 117 million to two equity method investees were on nonaccrual status. At December 31, 2001, loans totaling € 181 million to three equity method investees were on nonaccrual status.
At December 31, 2002, the following investees represented 75% of the carrying value of equity method investments:

Investment	Ownership
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt am Main	26.89%
AMP Private Capital Portfolio No. 1 L.P., London	16.67%
Arrow Property Investments Limited, London	46.18%
AW-Beteiligungs GmbH, Ochsenfurt	37.88%
Cassa di Risparmio di Asti S.p.A., Asti	20.00%
DB 100 Unit Trust, Georgetown	27.71%
DBG Osteuropa-Holding GmbH, Frankfurt am Main	50.00%
DBG Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main	45.00%
Deutsche European Partners IV, London	24.92%
Deutsche EuroShop AG, Eschborn/Ts.	44.91%
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.64%
EUROHYPO AG, Frankfurt am Main	34.64%
Fondo Piramide Globale, Milan	34.03%
Gerling NCM Credit and Finance AG, Köln[1]	9.55%
Gerling-Konzern Versicherungs-Beteiligungs-AG, Köln	34.56%
IMLY B.V., Rotterdam	40.00%
K&N Kenanga Holdings Bhd, Kuala Lumpur	16.59%
Mannesmann GmbH & Co. Beteiligungs-KG, Eschborn/Ts.	10.00%
MEFIS Beteiligungsgesellschaft mbH, Eschborn/Ts.	43.00%
Orbis S.A., Warsaw	10.37%
Santorini Investments Limited Partnership, Edinburgh[2]	51.04%
The Kinetics Group, Inc., Santa Clara	33.60%
United Biscuits (Equity) Ltd., Georgetown	20.40%

[1] 28.87% direct and indirect holdings.
[2] The Group does not have control over this investee.

The following two equity method investments are considered to be significant on an individual basis.

Gerling-Konzern Versicherungs-Beteiligungs-AG. For the years ended December 31, 2002, 2001 and 2000, the Group recognized € (706) million, € (125) million and € 57 million respectively, as the Group's share of the net income (loss) from the Gerling-Konzern Versicherungs-Beteiligungs-AG. As the year 2002 financial statements are not yet available, the loss in 2002 includes the Group's share of the anticipated IAS loss, adjusted for estimated U.S. GAAP-specific adjustments and loss contingencies.

The following table provides a summary of Gerling-Konzern Versicherungs-Beteiligungs-AG's consolidated statement of income according to IAS:

in € m.	2001	2000
Net earned premiums	8,349	7,630
Other income	2,358	2,815
Benefit and claim payments	(9,159)	(7,943)
Underwriting expenses	(2,030)	(1,921)
Other expenses	(403)	(386)
Net income (loss) before tax	**(885)**	**195**
Income tax expense (benefit)	(327)	27
Minority interests	(5)	1
Net income (loss)	**(563)**	**169**

The following table provides a summary of Gerling-Konzern Versicherungs-Beteiligungs-AG's consolidated balance sheet according to IAS:

in € m.	Dec 31, 2001
Investments	31,153
Other assets	13,226
Intangible assets	442
Total assets	**44,821**
Underwriting provisions	37,203
Other liabilities	5,816
Subordinated capital	369
Equity	1,433
Total liabilities and shareholders' equity	**44,821**

In 2003, the following events have occurred with respect to Gerling-Konzern Versicherungs-Beteiligungs-AG:

- the sale of its reinsurance unit (Gerling-Konzern Globale Rückversicherungs-AG) to Globale Management GmbH (former name: Lago Achte GmbH) was not approved by the German Federal Financial Supervisory Authority ("BaFin").
- its chief executive officer resigned.
- its life insurance unit (Gerling-Konzern Lebensversicherungs-AG) and property and casualty unit (Gerling-Konzern Allgemeine Versicherungs-AG) were downgraded by Standard & Poor's from "A–" to "BB+".

The Group is assessing the impact of these events on the value of Gerling-Konzern Versicherungs-Beteiligungs-AG and on the Group's investment.

EUROHYPO AG. The following table provides a summary of EUROHYPO AG's consolidated statement of income according to German GAAP for the nine months ended September 30, 2002 and for the twelve months ended December 31, 2001. These are the only available financials due to the fact that the merger took place in August 2002 but was effective January 1, 2002 for German GAAP purposes. Under German GAAP, the merger was accounted for similar to a pooling of interests.

The year 2001 figures below represent twelve months of pro forma information as if the merger occurred on January 1, 2001:

in € m.	Nine months ended Sep 30, 2002	Twelve months ended Dec 31, 2001
Net interest and commission income	857	1,167
Administrative expenses	(326)	(457)
Net other operating income (expense)	(92)	(65)
Extraordinary items	(150)	(139)
Net income before tax	**289**	**506**
Income tax expense (benefit)	17	(11)
Net income	**272**	**517**

The following table provides a summary of EUROHYPO AG's consolidated balance sheet according to German GAAP (2001 pro forma figures):

in € m.	Sep 30, 2002	Dec 31, 2001
Claims on banks	25,760	31,553
Claims on customers	168,447	173,362
Bonds and other fixed-income securities	38,484	42,328
Other assets	2,910	3,621
Total assets	**235,601**	**250,864**
Liabilities to banks	30,820	31,525
Liabilities to customers	42,139	43,575
Liabilities in certificate form	151,923	166,755
Provisions and other liabilities	6,332	5,121
Capital and reserves	4,387	3,888
Total liabilities and shareholders' equity	**235,601**	**250,864**

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 230 million and € 274 million at December 31, 2002 and 2001, respectively. The Group's designated investment companies, all of which are 100% owned, consist of Small Business Investment Companies ("SBICs"), and one designated investment company subsidiary in Germany.

Other Equity Interests

Other equity interests totaling € 4.5 billion and € 6.4 billion at December 31, 2002 and 2001, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. These investments are generally accounted for at historical cost, net of write-offs for other-than-temporary impairments. The write-offs for other-than-temporary impairments of these investments amounted to € 423 million and € 968 million for the years ended December 31, 2002 and 2001, respectively.

[7] Loans

The following table summarizes the composition of loans:

in € m.	Dec 31, 2002	Dec 31, 2001
German		
Banks and insurance	1,600	7,444
Manufacturing	9,388	12,612
Households (excluding mortgages)	13,768	13,509
Households – mortgages	25,226	35,283
Public sector	1,750	20,752
Wholesale and retail trade	4,549	6,559
Commercial real estate activities	15,841	28,311
Lease financing	416	436
Other	15,898	22,878
Total German	**88,436**	**147,784**
Non-German[1]		
Banks and insurance	9,120	12,465
Manufacturing	13,157	19,490
Households (excluding mortgages)	6,937	7,873
Households – mortgages	7,276	6,503
Public sector	2,834	2,906
Wholesale and retail trade	9,918	9,200
Commercial real estate activities	2,519	7,306
Lease financing	3,905	3,263
Other	27,768	49,297
Total Non-German	**83,434**	**118,303**
Gross loans	**171,870**	**266,087**
Less: Unearned income	250	664
Less: Allowance for loan losses	4,317	5,585
Total loans, net	**167,303**	**259,838**

[1] For 2001 certain exposures were reclassified from banks and insurance to other (€ 6.5 billion) and from commercial real estate activities to households (€ 2.6 billion).

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2002.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. There were € 897 million and € 1.6 billion of related party loans (excluding loans to equity method investees) outstanding at December 31, 2002 and 2001, respectively.

Impaired Loans

This table sets forth information about the Group's impaired loans:

in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Total impaired loans[1]	8,922	10,797	10,296
Allowance for impaired loans under SFAS 114[2]	3,144	3,720	4,577
Average balance of impaired loans during the year	9,710	10,363	7,399
Interest income recognized on impaired loans during the year	166	248	376

[1] Included in these amounts are € 6.0 billion, € 8.2 billion and € 8.5 billion as of December 31, 2002, 2001 and 2000, respectively, that require an allowance. The remaining impaired loans do not require a specific allowance because either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceed the recorded investment.
[2] The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.
The following table shows the activity in the Group's allowance for loan losses:

in € m.	2002	2001	2000
Balance, beginning of year	**5,585**	**6,745**	**7,281**
Provision for loan losses	2,091	1,024	478
Net charge-offs			
Charge-offs	(2,728)	(2,055)	(1,296)
Recoveries	112	67	75
Total net charge-offs	(2,616)	(1,988)	(1,221)
Allowance related to acquisitions/divestitures	(421)	(156)	44
Foreign currency translation	(322)	(40)	163
Balance, end of year	**4,317**	**5,585**	**6,745**

The following table shows the activity in the Group's allowance for credit losses on lending-related commitments:

in € m.	2002	2001	2000
Balance, beginning of year	**496**	**453**	**569**
Provision for credit losses	17	(30)	(33)
Net charge-offs	–	(22)	(34)
Allowance related to acquisitions/divestitures	(11)	(2)	5
Foreign currency translation	(17)	97	(54)
Balance, end of year	**485**	**496**	**453**

[9] Asset Securitizations

In the normal course of business, the Group accounts for transfers of financial assets in securitization transactions as sales when certain criteria are met, otherwise they are accounted for as secured borrowings. These financial assets are then sold by the securitization trusts to third parties primarily as debt instruments. The third party investors and the securitization trusts have no recourse to the Group's other assets for failure of debtors to perform under the original terms of the underlying financial assets. The Group may retain interests in the assets created in the securitization trusts.
For the years ended December 31, 2002, 2001 and 2000, the Group recognized € 91 million, € 168 million and € 48 million respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.
The following table summarizes certain cash flows received from and paid to securitization trusts during 2002, 2001 and 2000:

	Marine and Recreational Vehicle Loans			Residential and Commercial Mortgage Loans			Commercial Loans, Excluding Mortgages		
in € m.	2002	2001	2000	2002	2001	2000	2002	2001	2000
Proceeds from new securitizations	–	977	–	5,843	6,573	6,200	918	938	4,299
Proceeds from collections reinvested in new trust receivables	–	–	–	–	–	–	12,177	18,520	18,201
Servicing fees received	7	7	8	14	15	11	44	85	80
Cash flows received on retained interests	–	13	21	28	56	21	101	177	145
Other cash flows received from (paid to) securitization trusts	4	16	2	–	–	–	(42)	(16)	(102)

At December 31, 2002, the key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

in € m. (except percentages)	Marine and Recreational Vehicle Loans	Residential and Commercial Mortgage Loans[1]	Commercial Loans, Excluding Mortgages
Carrying amount/fair value of retained interests	**80**	**520**	**161**
Prepayment speed (current assumed)	**19.65%**	**19.20%**	**1.66%**
Impact on fair value of 10% adverse change	(2)	(2)	(1)
Impact on fair value of 20% adverse change	(4)	(7)	(2)
Default rate (current assumed)	**0.14%**	**1.02%**	**0.19%**
Impact on fair value of 10% adverse change	(3)	(8)	(1)
Impact on fair value of 20% adverse change	(5)	(17)	(3)
Discount factor (current assumed)	**9.47%**	**11.25%**	**8.19%**
Impact on fair value of 10% adverse change	(3)	(12)	(5)
Impact on fair value of 20% adverse change	(5)	(23)	(11)

[1] Excluded from the retained interest amounts for Residential and Commercial Mortgage Loans are Commercial Mortgage Interest Only Bonds in the amount of € 67 million. These are short duration assets priced within the base case using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might counteract the sensitivities.
The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2002 were not significantly different from the current assumptions in the above table.
The key assumptions used in measuring the initial retained interest resulting from securitizations completed in 2001 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2001. The assumptions used at December 31, 2001 were as follows:

	Marine and Recreational Vehicle Loans	Residential and Commercial Mortgage Loans	Commercial Loans, Excluding Mortgages
Prepayment speed	19.56%	12.00%	26.28%
Default rate	0.28%	2.71%	0.34%
Discount factor	9.76%	14.59%	10.85%

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2002 and 2001:

	Marine and Recreational Vehicle Loans		Residential and Commercial Mortgage Loans		Commercial Loans, Excluding Mortgages	
in € m.	2002	2001	2002	2001	2002	2001
Total principal amount of loans	1,178	2,033	12,409	14,929	1,266	7,483
Principal amount of loans 90 days or more past due	3	3	223	81	35	39
Net credit losses	16	14	24	19	3	25

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.
In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about certain entities when this Interpretation becomes fully effective on July 1, 2003. The following transitional disclosures are based on the Group's preliminary assessment of the entities it is involved with as those entities are currently structured. The actual impact upon adoption may differ significantly.

When this Interpretation becomes fully effective on July 1, 2003, it is reasonably possible that the Group will be required to consolidate or provide disclosures for certain types of entities as follows:

	Dec 31, 2002	
in € m.	Total Assets	Maximum Exposure to Loss
Commercial paper programs	19,229	23,765
Fixed-term mutual funds	13,719	13,719
Commercial real estate leasing vehicles and closed-end funds	8,181	5,246
Asset securitization and other	3,792	898

For commercial paper programs, the Group acts as an administrative agent to facilitate the sale of loans, other receivables, or securities from various third parties to a commercial paper entity. The commercial paper entity then issues collateralized commercial paper to the market. The liabilities of the commercial paper entity are nonrecourse to the Group, so the Group's maximum exposure of loss results primarily from any guarantees or liquidity facilities provided to the vehicle. For certain fixed-term mutual funds that the Group manages, the Group guarantees the value of mutual fund units that investors purchase. The Group's maximum exposure of loss related to these mutual funds results primarily from these guarantees. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. The Group's maximum exposure of loss results primarily from any subordinated financing or guarantees that are provided to these vehicles. For asset securitization and other vehicles, the Group may purchase or retain a subordinated interest in the assets being securitized. The liabilities of these vehicles are mainly nonrecourse to the Group, so the Group's maximum exposure of loss results primarily from the risk associated with the Group's purchased and retained interest in the vehicles.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group's assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows:

in € m.	Dec 31, 2002	Dec 31, 2001
Interest-earning deposits with banks	–	2,027
Trading assets	26,266	42,244
Securities available for sale	445	1,675
Loans	12,275	12,557
Premises and equipment	586	347
Total	**39,572**	**58,850**

At December 31, 2002 and 2001, the Group has received collateral with a fair value of € 253 billion and € 218 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. € 154 billion and € 202 billion for the years ended December 31, 2002 and 2001, respectively, relates to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting in accordance with FIN 41.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows:

in € m.	Dec 31, 2002	Dec 31, 2001
Land	1,483	1,655
Buildings	5,842	6,293
Leasehold improvements	1,510	1,513
Furniture and equipment	3,270	3,772
Purchased software	502	737
Self-developed software	796	998
Construction-in-progress	346	237
Total	**13,749**	**15,205**
Less: Accumulated depreciation	4,866	5,399
Premises and equipment, net[1]	**8,883**	**9,806**

[1] Amounts at December 31, 2002 and 2001 include € 2.4 billion and € 2.5 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs required under the Group's capital leases at December 31, 2002, were as follows:

in € m.	
2003	153
2004	152
2005	147
2006	176
2007	148
2008 and later	1,461
Total future minimum lease payments	**2,237**
Less: Amount representing interest	754
Present value of minimum lease payments	**1,483**

At December 31, 2002, the total minimum sublease rentals to be received in the future under subleases are € 723 million. Contingent rental income incurred during the year ended December 31, 2002, was € 2 million.
The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2002, were as follows:

in € m.	
2003	414
2004	371
2005	288
2006	246
2007	221
2008 and later	946
Total future minimum lease payments	**2,486**
Less: Minimum sublease rentals	221
Net minimum lease payments	**2,265**

The following shows the net rental expense for all operating leases:

in € m.	2002	2001	2000
Gross rental expense	869	970	905
Less: Sublease rental income	97	79	121
Net rental expense	**772**	**891**	**784**

[12] Goodwill and Other Intangible Assets, Net

As discussed in Notes [1] and [2], effective January 1, 2002, the Group adopted SFAS 142. SFAS 142 requires that goodwill and certain intangible assets with an indefinite useful life no longer be amortized but instead be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Other intangible assets continue to be amortized over their useful lives. Under SFAS 142, goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with

the Group's business segment level, or one level below. There was no impairment charge resulting from the adoption of SFAS 142. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002.
A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment of the goodwill related to the remaining unit.

An analysis of acquired other intangible assets follows:

Other Intangible Assets

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Amortized intangible assets						
Customer contracts	98	27	20	16	78	11
Investment management agreements	70	38	9	4	61	34
Other customer-related	57	–	14	–	43	–
Other	31	28	13	12	18	16
Total	**256**	**93**	**56**	**32**	**200**	**61**
Unamortized intangible assets						
Retail investment management agreements and other					1,111	–
Loan servicing rights[1]					100	145
Total other intangible assets					**1,411**	**206**

[1] Loan servicing rights are carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the estimated period of net servicing revenue.

For the year ended December 31, 2002 the aggregate amortization expense for other intangible assets was € 26 million.
The estimated aggregate amortization expense for each of the succeeding five fiscal years are as follows:
- in 2003: € 31 million
- in 2004: € 24 million
- in 2005: € 20 million
- in 2006: € 19 million
- in 2007: € 18 million

For the year ended December 31, 2002, the Group acquired the following other intangible assets:

in € m.	Additions in current year	Weighted-Average Amortization Period
Amortized intangible assets		
Customer contracts	75	15 years
Investment management agreements	34	11 years
Other customer-related	58	9 years
Other	19	5 years
Total	**186**	**12 years**
Unamortized intangible assets		
Retail investment management agreements and other	1,111	Indefinite
Total intangible assets	**1,297**	

There was no residual value estimated for the other intangible assets acquired during the year ended December 31, 2002.
For the year ended December 31, 2002, the net carrying amount of other intangibles increased by € 1,205 million, mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,161 million and € 82 million, respectively.

Goodwill

All goodwill has been allocated to reporting units. The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 are as follows:

in € m.	Corporate Banking & Securities	Global Transaction Banking	Personal Banking	Private Banking	Asset Management	Corporate Investments	Total
Balance as of January 1, 2002	**4,969**	**725**	**177**	**323**	**1,291**	**1,256**	**8,741**
Purchase accounting adjustments	(6)	–	(3)	–	(27)	–	(36)
Goodwill acquired during the year	34	8	15	–	1,460	44	1,561
Impairment losses	–	–	–	–	–	(62)	(62)
Goodwill related to dispositions	(13)	–	(13)	–	–	(525)	(551)
Effects from exchange rate fluctuations	(723)	(98)	–	(47)	(316)	(97)	(1,281)
Balance as of December 31, 2002	**4,261**	**635**	**176**	**276**	**2,408**	**616**	**8,372**

The additions to goodwill of € 1,561 million are mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,024 million and € 344 million, respectively.

Goodwill and Other Intangible Assets – Adoption of SFAS 142

Prior to the adoption of SFAS 142, the Group amortized goodwill on a straight-line basis over a period not exceeding fifteen years. The 2001 and 2000 results on a historical basis do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 in prior years, the historical net income and basic and diluted net income per common share would have been as follows:

in € m.	2002	2001	2000
Net income			
Reported net income	397	167	13,513
Add back: goodwill amortization net of negative goodwill	–	784	769
Add back: equity method goodwill amortization	–	18	15
Add back: other intangible assets amortization	–	7	–
Adjusted net income	397	976	14,297

in €	2002	2001	2000
Earnings per share (basic)			
Income before cumulative effect of accounting changes, net of tax	0.58	0.60	22.00
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	–
Reported net income	0.64	0.27	22.00
Add back: goodwill amortization net of negative goodwill	–	1.26	1.25
Add back: equity method goodwill amortization	–	0.03	0.02
Add back: other intangible assets amortization	–	0.01	–
Adjusted net income	0.64	1.57	23.27

in €	2002	2001	2000
Earnings per share (diluted)			
Income before cumulative effect of accounting changes, net of tax	0.57	0.60	21.72
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	–
Reported net income	0.63	0.27	21.72
Add back: goodwill amortization net of negative goodwill	–	1.26	1.24
Add back: equity method goodwill amortization	–	0.03	0.02
Add back: other intangible assets amortization	–	0.01	–
Adjusted net income	0.63	1.57	22.98

[13] Assets Held for Sale

During 2002, the Group decided to sell certain businesses in the Global Transaction Banking, Asset Management and Corporate Investment segments. The net assets for these businesses, most of which are reported as other investments, were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 217 million for the year ended December 31, 2002.

[14] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Commercial paper generally mature within 90 days. Components of other short-term borrowings include:

in € m.	Dec 31, 2002	Dec 31, 2001
Commercial paper	4,320	14,251
Other	7,253	6,221
Total	**11,573**	**20,472**

[15] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

Fixed rate debt outstanding at December 31, 2002 matures at various dates through 2050 and carries contractual interest rates ranging from 0.04% to 16.00%. The weighted-average interest rates on fixed rate debt at December 31, 2002 and 2001 were 4.68% and 5.12%, respectively. Floating rate debt outstanding, with contractually determined interest rates ranging from 0.02% to 13.00% at December 31, 2002, matures at various dates through 2050. The weighted-average contractual interest rates on floating rate debt at December 31, 2002 and 2001 were 3.01% and 3.84%, respectively.

The following table is a summary of the Group's long-term debt:

By remaining maturities in € m.	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due after 2007	Total Dec 31, 2002	Total Dec 31, 2001
Senior debt								
Mortgage bonds[1]								
Fixed rate	–	–	–	–	–	–	–	48,501
Floating rate	–	–	–	–	–	–	–	8,215
Other bonds and notes								
Fixed rate	5,940	7,085	4,669	5,688	2,706	26,525	52,613	59,773
Floating rate	6,374	7,548	5,715	7,422	2,741	12,246	42,046	39,167
Subordinated debt								
Bonds and notes[2]								
Fixed rate	2,198	62	210	1,248	532	2,940	7,190	8,885
Floating rate	258	268	88	20	368	1,204	2,206	2,367
Total	**14,770**	**14,963**	**10,682**	**14,378**	**6,347**	**42,915**	**104,055**	**166,908**

[1] Includes bonds known as "Pfandbriefe", which are issued by German mortgage banks. Decrease to zero in 2002 due to deconsolidation of mortgage bank subsidiaries

[2] Includes DM 1.2 billion and DM 1.4 billion in nominal amounts of bearer participatory certificates which matured on December 31, 2002 and mature on December 31, 2003, respectively These certificates carry an annual dividend rate of 9% and 8.75%, respectively, and will be redeemed, subject to the stipulations on loss participation on June 30, 2003 and June 30, 2004, respectively. These dividends have priority over the rights of shareholders to share in the Group profits. During 2001, DM 75 million was extinguished from the second tranche.

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

	Dec 31, 2002[1]	Dec 31, 2001[1]
Senior debt		
Mortgage bonds[2]		
Fixed rate	N/A	0.01% – 8.45%
Floating rate[3]	N/A	3.03% – 5.89%
Other bonds and notes		
Fixed rate	0.04% – 16.00%	0.02% – 16.00%
Floating rate	0.02% – 13.00%	0.08% – 11.64%
Subordinated debt		
Bonds and notes		
Fixed rate	1.71% – 10.50%	0.88% – 18.00%
Floating rate	0.27% – 8.00%	0.70% – 8.00%

N/A – Not applicable

[1] The Group issues senior and subordinated long-term debt denominated in various currencies. Interest rates on Japanese Yen denominated debt represent the lower end of the range while interest rates on South African Rand denominated debt represent the higher end of the range.

[2] Decrease to zero in 2002 due to deconsolidation of mortgage bank subsidiaries.

[3] Excludes approximately € 1.4 billion in 2001 which relates to unusually-priced structured transactions with floating interest rates ranging from 1.79 % to 11.23 %.

The weighted-average effective interest rates for total long-term debt were 3.95% and 4.73% at December 31, 2002 and December 31, 2001, respectively. The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2002 and 2001 were insignificant.

[16] Trust Preferred Securities

The Group formed fourteen statutory business trusts, of which the Group owns all of the common securities and which it consolidates into the Group's financial statements. These trusts have no independent assets or operations, and exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures or noncumulative preferred securities, respectively, within the Group.

The Group's trust preferred securities at December 31, 2002 and 2001 totaled € 3.1 billion and € 4.1 billion, respectively, comprised of € 1.0 billion and € 1.5 billion cumulative trust preferred securities (net of deferred issuance costs and unamortized discount), respectively, and € 2.1 billion and € 2.6 billion noncumulative trust preferred securities, respectively.

Cumulative Trust Preferred Securities

The junior subordinated debentures, which are the sole assets of the trusts, are unsecured obligations of the Group, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Group. The principal amount of subordinated debentures held by each trust equals the aggregate liquidation amount of its trust securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust securities. The debentures are redeemable prior to the stated maturity at the option of the Group during the redemption periods described below.

The cumulative trust preferred securities are eligible for inclusion in the Group's supplementary capital.

A summary of the cumulative trust preferred securities issued and outstanding follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at Dec 31, 2002	Aggregate Liquidation Amount of Trust Preferred Securities at Dec 31, 2001	Per Annum Interest Rate of Debentures and Trust Preferred Securities	Interest Payment Dates	Stated Maturity of Debentures and Trust Preferred Securities	Earlier Maturity Date[1]	Redemption Period of Debentures on or after
BT Institutional Capital Trust A	€ 264 m.	€ 312 m.	8.09%	6/1, 12/1	12/1/26	–	12/1/06
BT Institutional Capital Trust B	€ 152 m.	€ 180 m.	7.75%	6/1, 12/1	12/1/26	–	12/1/06
BT Capital Trust B	€ 197 m.	€ 233 m.	7.90%	1/15, 7/15	1/15/27	1/15/17	1/15/07
BT Preferred Capital Trust I[2]	–	€ 283 m.	8.13%	3/31, 6/30 9/30, 12/31	2/1/37	2/1/02	2/1/02
BT Preferred Capital Trust II[3]	€ 189 m.	€ 230 m.	7.88%	2/25, 8/25	2/25/27	2/25/12	2/25/07
BTC Capital Trust I	€ 200 m.	€ 236 m.	3 month LIBOR plus 0.75%	3/30, 6/30 9/30, 12/30	12/30/26	–	12/30/06
Total[4]	**€ 1,002 m.**	**€ 1,474 m.**					

[1] The maturity dates may be shortened under certain circumstances.
[2] Outstanding shares were redeemed at par on February 28, 2002.
[3] During 2002, the Group repurchased approximately € 6 million BT Preferred Capital Trust II securities.
[4] Excludes deferred issuance costs and unamortized discount of € 7 million and € 13 million at December 31, 2002 and 2001, respectively.

Noncumulative Trust Preferred Securities

The noncumulative preferred securities, which are the sole assets of the trusts, evidence preferred ownership interest in limited liability companies which are wholly-owned subsidiaries of the Group. The limited liability companies invest the proceeds from the noncumulative preferred securities in subordinated notes issued by the Group. Interest on the subordinated notes will be paid to the limited liability companies on the dates described in the table below. Amounts available to the trusts for distribution to the holders/creditors of the noncumulative trust preferred securities (or loans, as the case may be) will be limited to distributions received by the trusts from the limited liability companies with respect to the noncumulative preferred securities. The terms of the noncumulative trust preferred securities are substantially identical to the terms of the noncumulative preferred securities and do not have any scheduled maturity date. Capital payments on the trust preferred securities are discretionary and noncumulative and are expected to be paid out of capital payments received by the trusts. Upon redemption of the noncumulative preferred securities, the trust must redeem a corresponding number of the trust preferred securities. The noncumulative

preferred securities are redeemable at the option of the Group after expiry of individual remaining periods between 2 and 27 years.
The noncumulative trust preferred securities are eligible for inclusion in the Group's core capital.
A summary of the noncumulative trust preferred securities issued and outstandings follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at Dec 31, 2002	Aggregate Liquidation Amount of Trust Preferred Securities at Dec 31, 2001	Per Annum Interest Rate of Notes	Interest Payment Dates
Deutsche Bank Capital Funding Trust I[1]	€ 451 m.	€ 760 m.	7.87%	6/30, 12/30
Deutsche Bank Capital Funding Trust II	€ 211 m.	€ 249 m.	7.75%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Funding Trust III	€ 500 m.	€ 500 m.	6.60%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust I	€ 305 m.	€ 361 m.	3 month LIBOR + 1.70%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust II	€ 155 m.	€ 172 m.	5.20%	6/30, 12/30
Deutsche Bank Capital Trust III	€ 114 m.	€ 134 m.	3 month LIBOR + 1.90%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust IV	€ 156 m.	€ 184 m.	3 month LIBOR + 1.80%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust V	€ 216 m.	€ 255 m.	3 month LIBOR + 1.80%	3/30, 6/30, 9/30, 12/30
Total	**€ 2,108 m.**	**€ 2,615 m.**		

[1] Includes basis adjustments on qualified hedges of € 44.0 million and € 22.1 million as of December 31, 2002 and 2001, respectively. Aggregate liquidation amount as of December 31, 2002 is net of amount repurchased in the open market.

The noncumulative preferred securities, subordinated notes and related income effects are eliminated in the consolidated financial statements.

[17] Obligation to Purchase Common Shares

The Group has entered into forward purchases and sold put options of Deutsche Bank shares as part of a share buy-back program. As of December 31, 2002, the put options were exercised and the shares have been acquired. In total, 900,000 shares were acquired via exercised put options and 4,251,000 shares are underlying the forward purchases. The cash redemption amounts of the forwards are reported as obligation to purchase common shares and result in a reduction of shareholders' equity with an equal amount reported under liabilities.

[18] Common Shares and Share-Based Compensation Plans

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares. The shares have a nominal value of € 2.56.
Common share activity was as follows:

Number of shares	2002	2001	2000
Common shares outstanding, beginning of year	**614,475,625**	**614,600,765**	**613,058,750**
Shares issued under employee benefit plans	285,800	5,054,400	2,171,526
Shares purchased for treasury	(440,351,020)	(447,045,982)	(436,326,857)
Shares sold or distributed from treasury	444,869,642	441,866,442	435,697,346
Shares purchased under share buy-back program	(33,833,093)	–	–
Common shares outstanding, end of year	**585,446,954**	**614,475,625**	**614,600,765**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. All such transactions were recorded in shareholders' equity and no revenue was recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2002, Deutsche Bank had authorized but unissued capital of € 685,822,970 which may be issued at various dates through April 30, 2007 as follows:

Authorized Capital	Authorized Capital excluding Shareholders' Pre-Emptive Rights	Expiration Date
€ 127,822,970[1]	–	April 30, 2003
€ 300,000,000	–	April 30, 2004
–	€ 30,000,000	May 31, 2005
€ 128,000,000[1]	–	April 30, 2006
€ 100,000,000	–	April 30, 2007

[1] Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also has conditional capital of € 231,614,835. Conditional capital includes various instruments that may potentially be converted into common shares. At December 31, 2002, € 80,000,000 of conditional capital is available for participatory certificates with warrants and/or convertible participatory certificates, bonds with warrants, and convertible bonds which may be issued in one or more issuances on or before April 30, 2004. In addition, € 64,000,000 is related to option rights issued until May 20, 2005 under the DB Global Partnership Plan, € 51,200,000 is related to option rights issued until May 10, 2003 under the DB Global Partnership Plan and € 35,719,539 is related to the option rights issued under the DB Global Share Plan and the db Share Plan. € 695,296 are available for the Global Equity Plan. These plans are described below.

Share-Based Compensation

The Group applies the provisions of APB 25 for its share-based compensation plans. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note [1] for a discussion on the Group's accounting for share-based compensation.
In accordance with the requirements of SFAS 123 "Accounting for Stock-Based Compensation", the pro forma disclosures relating to net income and earnings per share are provided on pages 161 and 162.
The Group's significant share-based compensation plans are described in more detail below.

Share-Based Compensation Plans Currently Used For Granting New Awards

DB Global Partnership
Deferred Share Awards. DB Equity Units ("DB Equity Units") are deferred share awards, each of which entitles the holder to one of the shares approximately four years from the date of the grant, subject to certain exceptions. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant.
Compensation expense for the DB Equity Units is recognized in the performance year as they relate to annual bonuses earned as part of compensation. Compensation expense is based on the quoted market price of a common share on the grant date of the award.
Deutsche Bank grants an exceptional award to a selected group of employees as a retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of an approximate four-year vesting period. Compensation expense for the exceptional award is recognized over the vesting period.

Options. Performance options ("Performance Options") are rights to purchase the shares. The reference price is set at the higher of the fair market value of the shares on the date of grant or an average of the fair market value of the shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant. Performance Options are granted with an exercise price equal to 120% of the reference price.
Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options will become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options will become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.
No compensation expense was recognized for the years ended December 31, 2002 and 2001 because the exercise price of the Performance Options exceeded the market price of the underlying shares on the date of grant.

Appreciation Rights. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20% of the reference price described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

No compensation expense was recognized for the years ended December 31, 2002 and 2001 as the PARs represent a right to a cash award that is only exercisable in conjunction with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above.

DB Global Share Plan

Common Shares Purchased at a Discount. In 2002, eligible employees could purchase up to 20 shares of the common shares. Eligible retirees could purchase up to 10 shares of the common shares. Only German employees and retirees were eligible to purchase these shares at a discount in 2002. In 2001, eligible employees could purchase up to 60 shares at a discount. Retirees in certain geographic regions were eligible to participate in the plan and were eligible to purchase up to 25 shares of the common shares at a discount. The discount was linked to the Group's previous year's earnings. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognizes as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant.

Options. In 2002, employee participants received five options to purchase one share for each share purchased. In 2001, employee participants received an option to purchase one share for each share purchased. Options issued in connection with the purchase of shares vest two years after the date of grant and expire after six years. Following the vesting period, options may be exercised at a strike price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the shares on the date of grant or an average of the fair market value of the shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have an active employment contract in order to participate. Rights are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to fulfillment of the vesting period may still exercise their rights during the exercise period.

There is no compensation expense recorded for the option grants under the DB Global Share Plan because the exercise price exceeds the market price of the underlying shares on the date of grant.

DB Share Scheme

Under the DB Share Scheme, the Group may grant various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. The expense related to a portion of the shares awarded under the plan is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder of the shares awarded for retention purposes are expensed over the vesting period, which is generally three years. Compensation expense is based on the quoted market price of a common share at the grant date of the awards.

Share-Based Compensation Plans No Longer Used for Granting New Awards

Restricted Equity Units

Under the Restricted Equity Units Plan, the Group may grant various employees deferred share awards for retention purposes which provide the right to receive common shares of the Group at a specified future date. The expense related to restricted equity units awarded is recognized over the vesting period, which is generally four to five years. Compensation expense is based on the quoted market price of a common share at the grant date of the awards.

Global Equity Plan

During 1998, 1999, and 2000, certain key employees of the Group participated in the Global Equity Plan ("GEP") and were eligible to purchase convertible bonds in DM 1,000 denominations at par. On October 16, 2001, the Board of Managing Directors gave approval to buy out the remaining participants in the Global Equity Plan at a fixed discount per underlying share. For purposes of the buy-out, the Group set the reference price at € 73.72 and employees could accept the offer during a specified period in 2001. As of December 31, 2001, 2,775 participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001.

As of December 31, 2002, convertible bonds outstanding for the remaining participants may be converted into approximately 271,600 common shares after the annual shareholders' meeting in June 2003 if specific performance criteria are met. Bonds not converted will be redeemed at maturity at their nominal value.

Compensation expense is recorded using variable plan accounting over the vesting period for remaining participants in the GEP based upon an estimated discount for the applicable three-year performance period and the current price of the common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the conversion date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination.

Stock Appreciation Rights Plans

The Group has stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant. Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods.

db Share Plan

Common Shares Purchased at a Discount. Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group's common shares at a discount under the db Share Plan. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant. The terms and conditions of the prior db Share Plan are substantially similar to those of the DB Global Share Plan except for the determination of the option strike price as discussed below.

Options. In addition, employee participants received options to purchase up to 60 shares, depending on the number of shares purchased. Options issued in connection with the purchase of shares vest over a period of approximately three years beginning on the date of grant. Following the vesting period, options may be exercised if specific performance criteria are met. If the performance criteria are met, the options are exercisable during a fifteen-day exercise period beginning on the sixth trading day following the respective annual shareholders' meeting. The exercise price is based on the average quoted price of a common share on the Frankfurt Stock Exchange (XETRA) on the five trading days before the exercise period starts. A discount is applied to the exercise price at an amount that depends on the Group's performance criteria. The maximum discount the participant is eligible to receive is 66.67%.

Compensation expense for the db Share Plan is recorded using variable plan accounting over the vesting period based upon an estimated exercise price for the applicable three-year period and the current market price of the common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the exercise date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination.

Other

The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

Compensation Expense

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

in € m.	2002	2001	2000
DB Global Partnership[1]	4	19	–
DB Global Share Plan	3	4	–
DB Share Scheme/Restricted Equity Units	469	726	890
Global Equity Plan	(6)	302	236
Stock Appreciation Rights Plans[2]	35	93	54
db Share Plan	(45)	53	126
Total	**460**	**1,197**	**1,306**

[1] Compensation expense for the years ended December 31, 2002 and 2001 included € 3.9 million and € 19 million, respectively, related to DB Equity Units granted in February 2003 and February 2002, respectively.

[2] For the years ended December 31, 2002 and 2001, net losses of € 226 million and € 27 million, respectively, from nontrading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the Group's current share-based compensation plans for the years ended December 31, 2002 and 2001 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership				DB Global Share Plan	
	DB Equity Units[1]	Performance Options[2]	Weighted-average exercise price	Shares	Options[3]	Weighted-average exercise price
Balance at Dec 31, 2000	**–**	**–**	**–**	**–**	**–**	**–**
Granted	–	–	–	–	176	€ 87.66
Issued	–	–	–	237	–	–
Forfeited	–	–	–	–	(1)	€ 87.66
Balance at Dec 31, 2001	**–**	**–**	**–**	**N/A**	**175**	**€ 87.66**
Granted	451	12,156	€ 89.96	–	2,082	€ 55.39
Issued	–	–	–	471	–	–
Forfeited	(43)	(392)	€ 89.96	–	(22)	€ 57.99
Balance at Dec 31, 2002	**408**	**11,764**	**€ 89.96**	**N/A**	**2,235**	**€ 57.90**
Weighted-average remaining contractual life at Dec 31, 2002		5 years			5 years and 9 months	

N/A – Not applicable. Participant is fully vested for shares purchased under the DB Global Share Plan.

[1] The weighted-average grant-date fair value per share of deferred share awards granted in 2002 was € 74.97.

[2] The weighted-average grant-date fair value per option granted during 2002 was € 21.24.

[3] The weighted-average grant-date fair value per option granted during 2002 and 2001 was € 12.35 and € 22.76, respectively.

There were no options exercisable under the DB Global Partnership Plan or the DB Global Share Plan at December 31, 2002 or 2001.

In addition, approximately 97,000 DB Equity Units were granted in February 2003 related to the 2002 performance year and included in compensation expense for the year ended December 31, 2002. Approximately 24,000 DB Equity Units were granted as a retention incentive in February 2003.

Approximately 15 million Performance Options and PARs were granted in February 2003 related to the 2002 performance year.

The following is a summary of the DB Share Scheme (including Restricted Equity Units) for the years ended December 31, 2002, 2001 and 2000 (amounts in thousands of shares) broken into two categories in accordance with the Group's expensing policy. Bonus awards are expensed in the performance year based on the quoted market price of a share at the grant date, and are generally granted in the following year. Retention awards are contingent upon continued service. The compensation expense related to retention awards is based on the quoted market price of a share at the grant date of the award and will be recognized over the vesting period. Retention awards are also granted to newly recruited employees to replace awards forfeited from a previous employer.

in thousands of shares	Bonus Awards[1]	Retention Awards[2]	Total
Balance at Dec 31, 1999	**1,327**	**3,540**	**4,867**
Granted	4,898	5,264	10,162
Issued	(2,526)	(1,717)	(4,243)
Forfeited	(274)	(200)	(474)
Balance at Dec 31, 2000	**3,425**	**6,887**	**10,312**
Granted	6,607	9,495	16,102
Issued	(4,012)	(2,902)	(6,914)
Forfeited	(297)	(176)	(473)
Balance at Dec 31, 2001	**5,723**	**13,304**	**19,027**
Granted	6,386	12,148	18,534
Issued	(5,603)	(4,243)	(9,846)
Forfeited	(417)	(1,610)	(2,027)
Balance at Dec 31, 2002	**6,089**	**19,599**	**25,688**

[1] The weighted-average grant-date fair values per share of deferred share awards granted during 2002, 2001 and 2000 were € 74.96, € 97.96 and € 82.29, respectively.

[2] The weighted-average grant-date fair values per share of deferred share awards granted during 2002, 2001 and 2000 were € 72.56, € 66.66 and € 88.88, respectively. For the outstanding balance at year-end 2002 the weighted-average grant-date fair value per share was € 70.28 and approximateley € 400 million were expensed by year-end 2002.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2003:
(a) Approximately 1 million DB Share Scheme awards with a fair value of € 39.61 in relation to the 2002 performance year as bonus awards, which were expensed entirely in 2002.
(b) Approximately 24 million restricted equity units as retention awards. Each equity unit provides the right to receive a common share of the Group's stock subject to certain vesting criteria through August 2007, and will be expensed over the vesting period. These awards are granted in anticipation of ongoing contribution to the Group and, in most cases, award recipients forfeit their rights to receive shares if they leave the Group before the end of the vesting period. The quoted market price of a share at the grant date of the 2003 awards was € 39.61.

The following is a summary of the Group's share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2002, 2001 and 2000.

	Global Equity Plan	Stock Appreciation Rights Plans	db Share Plan	
in thousands of equivalent shares	Convertible Bonds[1]	SARs[2]	Shares	Options[3]
Balance at Dec 31, 1999	**10,977**	**–**	**–**	**1,633**
Purchased	6,968	–	2,172	–
Granted	–	6,674	–	1,889
Forfeited	(549)	(166)	–	(34)
Balance at Dec 31, 2000	**17,396**	**6,508**	**N/A**	**3,488**
Granted – original	–	16,510	–	–
Exchanged	–	(16,223)	–	–
Granted – new	–	10,328	–	–
Convertible bonds converted	(5,054)	–	–	–
Convertible bonds redeemed	(11,086)	–	–	–
Forfeited	(649)	(195)	–	(12)
Balance at Dec 31, 2001	**607**	**16,928**	**N/A**	**3,476**
Granted	–	3	–	–
Issued	–	(30)	–	(1,453)
Convertible bonds converted	(286)	–	–	–
Forfeited	(49)	(555)	–	(170)
Balance at Dec 31, 2002	**272**	**16,346**	**–**	**1,853**
Weighted-average remaining contractual life at Dec 31, 2002	5 months			5 months

N/A – Not applicable. Participant is fully vested for shares purchased under the db Share Plan.

[1] Convertible bonds are included in long-term debt on the Consolidated Balance Sheet. Amounts presented in table above are presented in thousands of equivalent shares.

[2] SARs are granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67.

[3] The options outstanding as of December 31, 2002 will expire in one tranche after the shareholder meeting in 2003. The weighted-average grant-date fair value per option granted during 2000 was € 63.47.

There were no options exercisable under the db Share Plan at December 31, 2002, 2001 or 2000.

SFAS 123 Pro-forma-Information

See Note [1] for the pro forma information regarding net income and earnings per share as required by SFAS 123. The pro forma information was determined for the years ended December 31, 2002, 2001 and 2000, as if the Group had accounted for its employee share options under the fair value method of SFAS 123. The expense for the deferred share awards is the same under APB 25 and SFAS 123.

For purposes of pro forma disclosure, the estimated fair value of the options is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder is amortized to expense over the option's vesting period.

In 2002 and 2001, the fair value of share options was estimated on the date of grant primarily using a Black-Scholes option pricing model. The fair value of share options granted in 2000 was estimated on the date of grant using a forward valuation model. The weighted-average fair value per option and related assumptions were:

	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000
Weighted-average fair value per option	€ 12.03	€ 21.29	€ 63.06
Estimated discount	N/A	N/A	66.67%
Risk free interest rate	3.45%	5.03%	4.99%
Expected lives (in years)	4.4	4.5	2.78
Dividend yield	3.22%	1.55%	1.59%
Volatility	43.20%	32.57%	–

N/A – Not applicable. Options granted in 2000 were based on a discount.

[19] Asset Restrictions and Dividends

Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds and money market instruments. Liabilities to European Monetary Union national central banks and to other European Monetary Union Banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves are comprised primarily of deposits outstanding and were € 450 million and € 507 million at December 31, 2002 and 2001, respectively.

Under Deutsche Bank's Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders' meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[20] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS") and by European Council directives, as implemented by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"), which has assumed this responsibility from the former German Banking Supervisory Authority. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios using U.S. GAAP amounts. Prior to December 31, 2001 the Group used International Accounting Standards ("IAS") for disclosure to the Group's regulators.

The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank's regulatory capital with its counterparty risks and market risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured by asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which may be calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital and retained earnings less certain intangibles (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position, and the minimum BIS core (Tier I) capital ratio is 4% of the risk position. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital.

The effect of the German Tax Reform Legislation on available for sale securities is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on available for sale securities are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 3.0 billion as of December 31, 2002. For the purpose of calculating the regulatory capital, gross unrealized gains on available for sale securities are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (2.9) billion) and the release of deferred tax provisions (€ 3.0 billion) included in retained earnings.

Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

The following table sets forth the Group's total capital and capital adequacy ratios (as a percentage of the risk position) based on BIS guidelines:

in € m. (except percentages)	Dec 31, 2002	Dec 31, 2001
BIS total capital	29,862	37,058
BIS core capital	22,742	24,803
BIS risk position[1]	237,479	305,079
BIS capital ratio (Tier I + II + III)	12.6%	12.1%
BIS core capital ratio (Tier I)	9.6%	8.1%

[1] Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 6.2 billion as of December 31, 2002, and € 8.0 billion as of December 31, 2001.

Capital According to BIS

Capital in accordance with BIS is shown in the table below. With a capital ratio of 12.6% at December 31, 2002, Deutsche Bank is well above the minimum ratio of 8% required by BIS.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows:

in € m.			Dec 31, 2002
Common shares	1,592	Unrealized gains on listed securities (45% eligible)	138
Additional paid-in capital	11,199	Other inherent loss allowance	687
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, stock awards	20,089	Cumulative preferred securities	995
Minority interests	401	Subordinated liabilities, if eligible according to BIS	5,300
Noncumulative trust preferred securities	2,287		
Other (equity contributed by silent partners)	686		
Items deducted (principally goodwill and tax effect of available for sale securities)	(13,512)		
Total core capital	**22,742**	**Total supplementary capital**	**7,120**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act, which are classified as credit, financial services and financing companies, as well as companies providing auxiliary banking services. It does not include insurance companies, fund management companies inside the European Union or companies outside the finance sector.

[21] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense:

in € m.	2002	2001	2000
Interest revenues			
Interest-earning deposits with banks	1,469	2,912	2,303
Central bank funds sold and securities purchased under resale agreements	6,579	8,226	8,007
Securities borrowed	2,809	5,327	6,644
Interest income on securities available for sale and other investments	1,257	2,682	2,594
Dividend income on securities available for sale and other investments	385	1,029	762
Loans	11,741	17,619	20,137
Trading assets	11,378	15,571	14,439
Other	163	273	245
Total interest revenues	**35,781**	**53,639**	**55,131**
Interest expense			
Interest-bearing deposits			
Domestic	2,662	3,169	3,877
Foreign	6,657	12,555	13,020
Trading liabilities	4,410	5,723	6,285
Central bank funds purchased and securities sold under repurchase agreements	7,049	10,829	10,979
Securities loaned	580	1,902	2,161
Other short-term borrowings	705	1,636	2,708
Long-term debt	6,362	8,918	8,767
Trust preferred securities	170	287	306
Total interest expense	**28,595**	**45,019**	**48,103**
Net interest revenues	**7,186**	**8,620**	**7,028**

[22] Trading Revenues, Net

The following are the components of trading revenues:

in € m.	2002	2001	2000
Interest and credit trading	1,286	2,203	1,740
Equity trading	62	1,610	3,367
Foreign exchange, metal, commodity trading	1,226	1,385	1,102
Other trading[1]	1,450	833	1,416
Total	**4,024**	**6,031**	**7,625**

[1] Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

[23] Insurance Business

The following are the components of other assets related to insurance business:

in € m.	Dec 31, 2002	Dec 31, 2001
Investment under unit-linked business	7,514	11,467
Deferred acquisition costs	17	1,729
Other	266	679
Total other assets related to insurance business	**7,797**	**13,875**

All other assets of the Group's insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.
The following are the components of insurance policy claims and reserves:

in € m.	Dec 31, 2002	Dec 31, 2001
Benefit reserves	418	18,922
Reserve for unit-linked business	7,514	11,932
Provision for premium refund	–	1,303
Other insurance provisions and liabilities	625	3,084
Total insurance policy claims and reserves	**8,557**	**35,241**

The Group sold most of its insurance business in 2002 to Zurich Financial Services.

[24] Pension and Other Employee Benefit Plans

Employee retirement arrangements, covering the majority of the Group's subsidiaries and employees, are provided in the principal countries in which the Group operates. The value of a participant's accrued benefit is based primarily on each employee's salary and length of service.

The Group provides retirement arrangements primarily for employees working in the United States, Germany, Spain, Italy, Belgium, France, the Netherlands and the United Kingdom. The majority of beneficiaries of the retirement arrangements are principally located in Germany. All plans are valued using the projected unit credit method. In December 2002 the Group funded the majority of its pension plans in Germany. The Group contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totaling € 3.5 billion. In addition, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively. Plans in Germany, the United States, the United Kingdom, Belgium, France, the Netherlands and Asia are generally funded, while the Spanish and Italian plans are unfunded.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are principally located in the United States. These plans pay stated percentages of necessary medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

The following tables provide a reconciliation of the changes in the Group's plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2002 and a statement of the funded status as of December 31 for each year:

	Pension Benefits		Postretirement Benefits	
in € m.	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	6,772	6,416	151	121
Service cost	323	309	4	4
Interest cost	384	367	8	10
Plan amendments	11	–	20	–
Acquisitions/divestitures	(55)	(25)	5	–
Actuarial loss (gain)	(194)	(83)	5	25
Benefits paid	(282)	(266)	(12)	(10)
Curtailment/settlement	4	–	–	(5)
Foreign currency exchange rate changes	(310)	54	(21)	6
Benefit obligation at end of year	**6,653**	**6,772**	**160**	**151**
Change in plan assets				
Fair value of plan assets at beginning of year	2,369	2,634	–	1
Actual return on plan assets	(289)	(350)	–	–
Employer contributions[1]	4,493	97	12	10
Benefits paid	(103)	(100)	(13)	(10)
Curtailment/settlement	67	–	1	(1)
Foreign currency exchange rate changes	(241)	88	–	–
Fair value of plan assets at end of year	**6,296**	**2,369**	**–**	**–**
Funded status	**(357)**	**(4,403)**	**(160)**	**(151)**
Unrecognized net actuarial loss (gain)	893	690	(13)	(21)
Unrecognized prior service cost (benefit)	(1)	26	15	(8)
Unrecognized transition assets	1	(5)	–	–
Accrued benefit cost at end of year[2]	**536**	**(3,692)**	**(158)**	**(180)**

[1] Amount of 2002 includes € 3.9 billion, € 115 million and € 300 million contributed to the Group's German, U.S. and U.K. pension plans, respectively.

[2] Prepaid pension costs totaled € 951million and € 665 million at December 31, 2002 and 2001, respectively. No prepaid postretirement costs were recognized at these dates.

The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for those pension plans with accumulated benefit obligations in excess of plan assets were € 1,454 million, € 1,367 million and € 1,084 million, respectively, as of December 31, 2002 and € 4,654 million, € 4,185 million and € 297 million, respectively, as of December 31, 2001.

A minimum pension liability of € 8 million, net of tax, is recorded in other comprehensive income for the excess of accumulated benefit obligation over the fair value of plan assets.

Benefits expense for the years ended December 31, 2002, 2001 and 2000, included the following components:

	Pension Benefits			Postretirement Benefits		
in € m.	2002	2001	2000	2002	2001	2000
Service cost	323	309	314	4	4	2
Interest cost	384	367	339	8	10	7
Expected return on plan assets	(175)	(197)	(200)	–	–	–
Actuarial loss (gain) recognized	39	1	15	–	(1)	–
Settlement/curtailment	4	4	24	–	–	–
Amortization of unrecognized transition asset	(10)	(10)	(13)	–	–	–
Total defined benefit plans	**565**	**474**	**479**	**12**	**13**	**9**
Defined contribution plans	228	175	196	–	–	–
Other plans	–	–	9	–	–	–
Net periodic benefit expense	**793**	**649**	**684**	**12**	**13**	**9**

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country's respective defined benefit and postretirement benefit plans:

	Pension Benefits			Postretirement Benefits[1]		
	2002	2001	2000	2002	2001	2000
Discount rate in determining expense	5.7%	6.4%	5.7%	6.7%	7.2%	7.7%
Discount rate in determining benefit obligations at year-end	5.8%	6.1%	6.2%	6.7%	7.2%	7.6%
Rate of increase in future compensation levels for determining expense	3.0%	3.4%	3.0%	4.5%	5.0%	5.0%
Rate of increase in future compensation levels for determining benefit obligations at year-end	2.0%	2.5%	3.5%	4.0%	5.0%	5.0%
Expected long-term rate of return on assets	6.7%	8.1%	8.2%	N/A	9.0%	9.0%

N/A – Not applicable

[1] The weighted-average actuarial assumptions for the postretirement plans primarily reflect the assumptions used in the United States as this is where the Group's significant postretirement plans are located.

In determining postretirement benefits expense, an annual rate of increase of 8.9% in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% by 2007 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's retiree health care plans:

	One-Percentage-Point Increase		One-Percentage-Point Decrease	
in € m.	2002	2001	2002	2001
Effect on total of service and interest cost components	2	2	(2)	(2)
Effect on accumulated postretirement benefit obligation	18	16	(15)	(14)

[25] Restructuring Activities

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments.
The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2002, 2001 and 2000:

	2002 Plans						2001 Plan		2001 and Prior Comple-ted Plans	Total
	Group Retructuring		Scudder Restructuring		CIB Restructuring		Group Restructuring			
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other		
Balance at Dec 31, 1999	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**302**	**302**
Additions	–	–	–	–	–	–	–	–	173	173
Utilization	–	–	–	–	–	–	–	–	308	308
Releases	–	–	–	–	–	–	–	–	60	60[1]
Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	21	21
Balance at Dec 31, 2000	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**128**	**128**
Additions	–	–	–	–	–	–	234	60	–	294
Utilization	–	–	–	–	–	–	22	–	128	150
Releases	–	–	–	–	–	–	–	–	–	–
Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	–	–
Balance at Dec 31, 2001	**–**	**–**	**–**	**–**	**–**	**–**	**212**	**60**	**–**	**272**
Additions	235	105	83	3	215	50	–	–	–	691[2]
Utilization	203	92	57	–	77	27	173	54	–	683
Releases	–	–	–	–	–	–	20	2	–	22
Effects from exchange rate fluctuations	(2)	(1)	(12)	–	(10)	(4)	(19)	(4)	–	(52)
Balance at Dec 31, 2002	**30**	**12**	**14**	**3**	**128**	**19**	**–**	**–**	**–**	**206**

[1] Includes € 12 million recorded as goodwill; net expense, after additions, is € 125 million
[2] Scudder restructuring of € 86 million recorded as goodwill; net expense, after releases, is € 583 million.

Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

At December 31, 2002, € 172 million of the remaining restructuring liabilities related to severance and other termination-related costs for further staff reductions of approximately 1,500 positions. These severance actions, as well as the actions related to other exit activities, are expected to be completed by the end of the first half of 2003.
During the year ended December 31, 2002, approximately 5,400 employees were terminated, resulting in a payment of € 510 million against restructuring liabilities.
The following is a description of the Group's restructuring plans for the years ended December 31, 2002 and 2001.

2002 Plans

Group Restructuring. The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting all of Deutsche Bank's group divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI). Of the total € 340 million, € 246 million are related to restructuring measures in PCAM, € 93 million in CIB and € 1 million in CI. A total of approximately 2,100 staff are impacted by these restructuring plans. The restructuring covers a broad range of measures primarily to streamline the Group's branch network in Germany, as well as its infrastructure.
As of December 31, 2002, approximately 2,000 positions were eliminated and € 295 million of the reserve was utilized. As of December 31, 2002, € 30 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 100 positions and € 12 million related to lease terminations and other related costs. All actions contemplated in the plan are expected to be completed by the end of the first quarter of 2003.

CIB Restructuring. In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group.
The restructuring resulted from detailed business reviews and reflected the Group's outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions.
During the year ended December 31, 2002, approximately 800 positions were eliminated and € 104 million of the reserve was utilized. As of December 31, 2002, € 128 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 1,200 positions and € 19 million related to lease terminations and other related costs. All actions contemplated in the plan are expected to be completed by the end of the first half of 2003.

Scudder Restructuring. During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. A total of approximately 1,000 Scudder staff is impacted by this restructuring plan.

As of December 31, 2002, € 14 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 150 positions and € 3 million related to lease and contract terminations. All actions contemplated in the plan are expected to be completed by the end of the first half of 2003.

2001 Plan

Group Restructuring. The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting two of Deutsche Bank's group divisions: CIB and PCAM. Of the total € 294 million originally, € 213 million related to the restructuring measures in CIB and € 81 million to PCAM, including € 14 million related to Private Clients Services (PCS) business line that was transferred from PCAM to CIB. The Group planned for a reduction of approximately 2,400 staff across all levels of the Group.

The restructuring in CIB covered steps to be taken as a result of changing market conditions in the year 2001, and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB's customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.

The plan also included the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of that group division's business model and operations, including real estate support.

As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

[26] Income Taxes

The components of income taxes (benefits) follow:

in € m.	2002	2001	2000
Domestic	215	486	337
Foreign	494	1,102	1,351
Current taxes	**709**	**1,588**	**1,688**
Domestic	2,992	100	(8,356)
Foreign	(512)	(259)	24
Deferred taxes	**2,480**	**(159)**	**(8,332)**
Total	**3,189**	**1,429**	**(6,644)**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense (benefit):

in € m.	2002	2001	2000
Expected tax expense at German statutory income tax rate of 39.2% (52.4% for 2000)	**1,391**	**707**	**3,599**
Effect of changes in German tax law and the reversing effect	2,817	995	(9,287)
Domestic tax rate differential on dividend distribution	(65)	–	(172)
Tax-exempt gains on securities and other income	(1,824)	(1,077)	(101)
Foreign tax-rate differential	87	(146)	(903)
Change in valuation allowance	254	286	(108)
Nondeductible expenses	223	354	98
Goodwill amortization/impairment	24	363	404
Tax credit related to domestic dividend received	(7)	(109)	(144)
Tax rate differential on (income) loss on equity method investments	348	143	(157)
Other	(59)	(87)	127
Actual income tax expense (benefit)	**3,189**	**1,429**	**(6,644)**

During 2000, a new tax law was enacted in Germany which reduced the corporate tax rates and exempted from tax certain gains from the sale of equity securities. The corporate tax rate was reduced from 40% on retained earnings and 30% on distributed earnings to a single 25% rate effective January 1, 2001. The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2000 was 39.3% which at that time was the expected statutory rate for 2001. The tax law change also exempted certain gains on the sale of equity securities effective January 1, 2002. The effect of the above changes was a net income tax benefit of € 9.3 billion for the year ended December 31, 2000. Approximately € 6.2 billion of the tax benefit from the change in tax rates in 2000 is related to the reduction of deferred tax liabilities previously recorded on unrealized gains on equity securities – even though these deferred taxes were originally established through a charge to other comprehensive income, not through a charge to earnings.

For the years ended December 31, 2002 and 2001, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 2,817 million and € 995 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2002 and 2001, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 3.0 billion and € 5.9 billion, respectively.

The corporate income tax rate in Germany has been temporarily increased by 1.5% to 26.5% for the year 2003 only as enacted in September 2002. This will increase the statutory income tax rate to 40.5% for temporary differences that will reverse in 2003. The resulting tax benefit did not have a material impact on income taxes.

The tax effects of each type of temporary difference and carryforward that give rise to significant portions of deferred income tax assets and liabilities are the following:

in € m.	Dec 31, 2002	Dec 31, 2001
Deferred income tax assets		
Trading activities	12,298	17,424
Net operating loss carryforwards and tax credits	2,632	2,222
Property and equipment, net	673	756
Other assets	2,253	2,913
Allowance for loan losses	152	315
Other provisions	593	883
Total	**18,601**	**24,513**
Valuation allowance	(949)	(965)
Deferred tax assets after valuation allowance	**17,652**	**23,548**
Deferred income tax liabilities		
Trading activities	13,197	19,468
Property and equipment, net	689	434
Securities valuation	82	236
Other liabilities	858	974
Total	**14,826**	**21,112**
Net deferred income tax assets	**2,826**	**2,436**

Included in other assets and other liabilities at December 31, 2002 and 2001 are deferred tax assets of € 3.9 billion and € 3.8 billion and deferred tax liabilities of € 1.1 billion and € 1.4 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carryforwards and tax credits available to reduce future tax expense. The net operating loss carryforwards at December 31, 2002 were € 6.3 billion of which € 5.9 billion has no expiration date and € 429 million expire at various dates extending to 2021. Tax credits were € 326 million of which € 221 million will expire in 2004 and € 33 million will expire in 2005 and € 72 million have other expiration dates. The Group has established a valuation allowance where realization of those losses and credits is not likely.

The Group did not provide income taxes or foreign withholding taxes on € 5.2 billion of cumulative earnings of foreign subsidiaries as of December 31, 2002 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

[27] Earnings Per Common Share

Basic earnings per common share amounts were computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is the sum of the average number of common shares outstanding and undistributed vested shares awarded under deferred share plans.

Diluted earnings per share amounts were calculated by adding back to net income the interest expense on the convertible bonds and dividing this amount by the average number of common shares and dilutive potential common shares outstanding during the year.

Diluted earnings per share assumes the conversion into common shares of outstanding share options, unvested deferred share awards and convertible bonds, as computed under the treasury stock method, if dilutive. Under the treasury share method, the number of incremental shares is determined by assuming the issuance of the outstanding share options, deferred share awards, and shares from convertible bonds, reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the Group's average market share price for the year.

The following tables set forth the computation of basic and diluted earnings per share:

in € m.	2002	2001	2000
Income before cumulative effect of accounting changes, net of tax	360	374	13,513
Cumulative effect of accounting changes, net of tax	37	(207)	–
Numerator for basic earnings per share – net income	397	167	13,513
Effect of dilutive securities:			
Convertible bonds	–	–	1
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	**397**	**167**	**13,514**

Number of shares	2002	2001	2000
Denominator for basic earnings per share – weighted-average shares outstanding	615,867,917	619,809,559	614,303,797
Effect of dilutive securities:			
Options	4,350,557	800,535	842,839
Convertible bonds	107,527	174,003	4,296,519
Deferred shares	6,145,041	2,003,504	2,748,708
Dilutive potential common shares	10,603,125	2,978,042	7,888,066
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**626,471,042**	**622,787,601**	**622,191,863**

in €	2002	2001	2000
Basic earnings per share			
Income before cumulative effect of accounting changes, net of tax	0.58	0.60	22.00
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	–
Net income	**0.64**	**0.27**	**22.00**
Diluted earnings per share			
Income before cumulative effect of accounting changes, net of tax	0.57	0.60	21.72
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	–
Net income	**0.63**	**0.27**	**21.72**

[28] Business Segments and Related Information

From the beginning of 2002, the Group revised its management reporting systems to reflect changes in the methodologies employed for managing the Group's divisions and to reflect changes in management responsibility for certain businesses.

The methodologies for managing the Group's divisions were amended to bring them more closely in line with U.S. GAAP. The changes were primarily related to the accounting for share-based compensation, the accounting for equity method investments, the elimination of income earned on the Group's bonds and the presentation of minority interest as a noninterest expense item. In addition, the reporting format of the Group's management reporting systems were revised to reflect how management evaluated its businesses in 2002.

Prior periods have been restated to conform to the current year's presentation.

Organizational Structure

The Corporate and Investment Bank Group Division serves all of the Group's corporate and institutional clients, ranging from small and medium-sized enterprises to multinational corporations. The Group serves its clients through the corporate divisions, Corporate Banking & Securities and Global Transaction Banking.

The Private Clients and Asset Management Group Division integrates, on a global basis, all of the Group's activities for retail and affluent clients, as well as its active and passive asset management activities for retail and institutional clients. Within this group division, the Group manages these activities in three global corporate divisions: Asset Management, Private Banking, and Personal Banking.

Within the Corporate Investments Group Division, the Group combines its principal investment activities. This unit manages the Group's principal private equity and venture capital investments and its real estate holding companies, as well as its industrial investments. The principal investments held by DB Investor are included in this group division. In addition, Corporate Investments covers strategic investments as well as activities that do not belong to the Group's core business.

The Group also has a service function called DB Services, that provides corporate services, information technology, consulting and transaction services to the entire organization. The Group's Corporate Center includes those functions that support cross-divisional management.

Changes in Management Responsibility

During 2002, management responsibility changed for the following significant businesses:

- The Private Clients Services business was transferred from the Private Banking Corporate Division to the Corporate Banking & Securities Corporate Division.
- The Morgan Grenfell private equity business previously assigned to the Asset Management Corporate Division was transferred to the Corporate Investments Group Division.
- The real estate business managed by the subsidiary DB Real Estate Management GmbH (formerly Deutsche Grundbesitz Management GmbH) and the real estate investment funds business in Italy (brand name "Fondimmobiliari") were transferred from Corporate Investments Group Division to the Asset Management Corporate Division where they are managed under "DB Real Estate".
- All European e-brokerage activities under the brand name "maxblue" are consolidated under the Personal Banking Corporate Division. The Group therefore transferred all European "maxblue" activities previously reported under the Corporate Investments Group Division to the Personal Banking Corporate Division. The same transfer was made for all e-commerce activities in connection with the brand name "moneyshop/moneyshelf".

Impact of Acquisitions and Divestitures During 2002

The effects of significant acquisitions and divestitures on segmental results of operations are described below:

- The disposal of most of the Group's insurance subsidiaries affected both net revenues and noninterest expenses of the Personal Banking Corporate Division.
- A majority of the Scudder business is included in the Asset Management Corporate Division with a smaller part included in the Private Banking Corporate Division. The RREEF business is included entirely in the Asset Management Corporate Division.
- The merger of the Group's mortgage bank subsidiary "EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank" with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG to the newly created "EUROHYPO AG" in the third quarter of 2002 led to the deconsolidation of the Group's former subsidiary. In anticipation of the merger, the business of the Group's mortgage bank was transferred from the Corporate Banking & Securities Corporate Division to the Corporate Investments Group Division as of the first quarter of 2002. After the merger, the Group's share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of the Group's London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002, the Group's share of the combined entity was 34.6%.
- The Group sold its commercial finance business in North America to GE Commercial Finance in October 2002 and the Group sold its consumer finance business in North America to E*TRADE Bank in December 2002.

General Information on the Group's Management's Reporting Systems

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore, should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting system follows the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors which have legally independent units with their own equity funding, we allocate among our business segments the notional interest credit on our consolidated capital resulting from our method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated equity, and is included in the segment's net interest revenues.

The general principle of the Group's book equity allocation framework is to allocate the total of the Group's average active equity to the segments in proportion to their share of economic risk positions using a multiplier for which the Group utilizes the term "Capital Allocation Factor (CAF)". Starting 2002, the Group's average active equity increased while the aggregated economic risk positions of the segments went down. As it is the Group's objective to maintain the risk sensitivity within the equity allocation framework, the Group decided to maintain a constant CAF multiplier for all of 2002 based on the relation between the Group's average active equity and the aggregated economic risk positions of the segments as of January 2002. Consequently, the reduction in the aggregated economic risk positions of the Group's segments during 2002 led to less allocated average active equity and the incentive for the Group's segments to further reduce risk positions was strengthened. The resulting unallocated amount of average active equity amounted to € 3.8 billion in 2002.

Revenues from intersegment transactions are allocated to the business segments on a mutually agreed basis. In addition, cost centers are internal service providers operating on a nonprofit basis and allocate their costs to the service recipient. The allocation criteria are generally contractually agreed and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2002, 2001 and 2000:

2002	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total		
Net revenues[1]	11,615	2,704	14,319	2,513	1,468	4,991	8,972	3,086	26,377
Provision for loan losses	1,697	12	1,709	(3)	15	215	227	155	2,091
Provision for off-balance sheet positions	83	(52)	31	–	–	(1)	(1)	(11)	19
Policyholder benefits and claims	–	–	–	35	–	650	685	–	685
Operating cost base[2,4]	9,049	2,236	11,285	2,022	1,324	3,076	6,422	1,222	18,929
Income before nonoperating costs	**786**	**508**	**1,294**	**459**	**129**	**1,051**	**1,639**	**1,720**	**4,653**
Goodwill impairment	–	–	–	–	–	–	–	62	62
Severance payments	238	17	255	72	19	45	136	19	410
Restructuring activities	316	26	342	(1)	24	217	240	1	583
Minority interest	8	–	8	25	(1)	8	32	2	42
Total nonoperating costs	**562**	**43**	**605**	**96**	**42**	**270**	**408**	**84**	**1,097**
Income before income taxes[5]	**224**	**465**	**689**	**363**	**87**	**781**	**1,231**	**1,636**	**3,556**
Average active equity[6]	14,454	1,796	16,250	2,665	386	1,442	4,493	6,751	27,494
Assets[3,7]	631,052	25,758	643,668	22,448	11,626	69,507	101,296	26,546	748,335
Expenditures for additions to long-lived assets	262	73	335	44	18	37	99	335	769
Risk-weighted positions (BIS risk positions)	142,483	13,613	156,096	6,027	7,271	44,061	57,359	19,219	232,674
[1] Includes:									
Net interest revenues	3,712	934	4,646	(137)	243	2,447	2,553	85	7,284
Net revenues from external customers	11,555	2,828	14,383	2,710	1,320	4,865	8,895	3,002	26,280
Net intersegment revenues	60	(124)	(64)	(197)	148	126	77	84	97
Net income (loss) from equity method investments	(32)	1	(31)	141	–	20	161	(1,034)	(904)
[2] Includes:									
Depreciation, depletion and amortization	358	103	461	72	45	176	293	132	886
[3] Includes:									
Equity method investments	571	38	609	1,145	12	16	1,173	3,944	5,726

[4] Noninterest expenses excluding nonoperating costs (goodwill impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

[5] Before cumulative effect of accounting changes.

[6] Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.

[7] At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/corporate divisions are included.

2001	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total		
Net revenues[1]	14,421	3,053	17,474	1,853	1,697	6,843	10,393	2,054	29,921
Provision for loan losses	629	(19)	610	12	11	183	206	199	1,015
Provision for off-balance sheet positions	5	(34)	(29)	–	–	–	–	3	(26)
Policyholder benefits and claims	–	–	–	48	–	2,898	2,946	–	2,946
Operating cost base[2,4]	11,279	2,450	13,729	1,619	1,482	3,853	6,954	1,363	22,046
Income (loss) before nonoperating costs	**2,508**	**656**	**3,164**	**174**	**204**	**(91)**	**287**	**489**	**3,940**
Goodwill amortization	470	65	535	125	27	35	187	135	857
Severance payments	256	41	297	21	19	44	84	13	394
Restructuring activities	190	37	227	35	21	11	67	–	294
Minority interest	13	2	15	36	2	16	54	17	86
Total nonoperating costs	**929**	**145**	**1,074**	**217**	**69**	**106**	**392**	**165**	**1,631**
Income (loss) before income taxes[5]	**1,579**	**511**	**2,090**	**(43)**	**135**	**(197)**	**(105)**	**324**	**2,309**
Average active equity[6]	15,965	2,732	18,697	2,206	417	1,701	4,324	7,757	30,778
Assets[3,7]	663,760	24,708	677,623	20,600	12,469	91,572	123,784	121,006	896,476
Expenditures for additions to long-lived assets	560	99	659	31	62	67	160	141	960
Risk-weighted positions (BIS risk positions)	168,705	19,240	187,945	5,890	8,476	41,865	56,231	56,202	300,378
[1] Includes:									
Net interest revenues	3,876	1,073	4,949	(75)	265	3,173	3,363	144	8,456
Net revenues from external customers	14,423	3,115	17,538	2,130	1,553	6,646	10,329	1,931	29,798
Net intersegment revenues	(2)	(62)	(64)	(277)	144	197	64	123	123
Net income (loss) from equity method investments	(27)	–	(27)	(11)	–	3	(8)	(341)	(376)
[2] Includes:									
Depreciation, depletion and amortization	362	100	463	41	67	255	364	84	911
[3] Includes:									
Equity method investments	1,094	–	1,094	1,021	–	126	1,147	2,885	5,126

[4] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

[5] Before cumulative effect of accounting changes.

[6] Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.

[7] At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/corporate divisions are included.

2000	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total		
Net revenues[1]	15,105	2,971	18,076	2,407	1,827	7,766	12,000	4,396	34,472
Provision for loan losses	99	–	99	–	10	182	192	186	477
Provision for off-balance sheet positions	(33)	–	(33)	–	–	–	–	–	(33)
Policyholder benefits and claims	–	–	–	161	–	3,751	3,912	–	3,912
Operating cost base[2,4]	11,693	2,273	13,966	1,326	1,396	3,591	6,313	1,576	21,855
Income before nonoperating costs	**3,346**	**698**	**4,044**	**920**	**421**	**242**	**1,583**	**2,634**	**8,261**
Goodwill amortization	412	64	476	121	27	32	180	120	776
Severance payments	137	44	181	3	(2)	41	42	3	226
Restructuring activities	(19)	(14)	(33)	–	(3)	135	132	29	128
Minority interest	2	–	2	55	–	28	83	7	92
Total nonoperating costs	**532**	**94**	**626**	**179**	**22**	**236**	**437**	**159**	**1,222**
Income before income taxes	**2,814**	**604**	**3,418**	**741**	**399**	**6**	**1,146**	**2,475**	**7,039**
Average active equity[5]	13,395	2,800	16,195	1,373	397	1,522	3,292	5,500	24,987
Assets[3,6]	647,826	31,337	658,687	17,077	11,161	80,622	108,860	116,403	883,950
Expenditures for additions to long-lived assets	445	78	523	24	41	113	178	38	739
Risk-weighted positions (BIS risk positions)	168,035	17,592	185,627	5,486	6,104	37,929	49,519	51,395	286,541
[1] Includes:									
Net interest revenues	2,000	1,137	3,137	(65)	271	2,997	3,203	440	6,780
Net revenues from external customers	15,126	2,987	18,113	2,724	1,680	7,570	11,974	4,318	31,405
Net intersegment revenues	(21)	(16)	(37)	(317)	147	196	26	78	67
Net income (loss) from equity method investments	13	–	13	56	–	16	72	218	303
[2] Includes:									
Depreciation, depletion and amortization	446	93	539	44	46	212	302	73	914
[3] Includes:									
Equity method investments	833	37	870	536	4	83	623	2,826	4,319

[4] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[5] Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.
[6] At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/corporate divisions are included.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2002, 2001 and 2000 respectively:

Corporate and Investment Bank

in € m.	2002	2001	2000
Sales & Trading (debt and other products)	5,423	5,814	4,449
Sales & Trading (equity)	2,791	4,111	5,152
Total Sales & Trading	**8,214**	**9,925**	**9,601**
Transaction services	2,704	3,053	2,971
Loan products	2,393	2,975	3,623
Origination (debt)	388	441	286
Origination (equity)	354	492	937
Total Origination	**742**	**933**	**1,223**
Advisory	516	568	879
Other	(250)	20	(221)
Total	**14,319**	**17,474**	**18,076**

Private Clients and Asset Management

in € m.	2002	2001	2000
Portfolio/funds management	2,723	2,170	2,679
Loan/deposit products	2,531	2,462	2,262
Advisory	1,235	1,374	1,612
Insurance business	963	3,487	4,484
Transaction fees	589	642	620
Other	931	258	343
Total	**8,972**	**10,393**	**12,000**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

The following tables provide a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2002, 2001 and 2000:

			2002			2001			2000
in € m.	Total Management Reporting	Adjustments	Total Consolidated	Total Management Reporting	Adjustments	Total Consolidated	Total Management Reporting	Adjustments	Total Consolidated
Net revenues[1]	26,377	170	26,547	29,921	(380)	29,541	34,472	7	34,479
Provision for loan losses	2,091	–	2,091	1,015	9	1,024	477	1	478
Provision for off-balance sheet positions	19	(2)	17	(26)	(4)	(30)	(33)	–	(33)
Policyholder benefits and claims	685	74	759	2,946	56	3,002	3,912	91	4,003
Operating cost base[2]	18,929	41	18,970	22,046	(19)	22,027	21,855	(35)	21,820
Income before nonoperating costs	**4,653**	**57**	**4,710**	**3,940**	**(422)**	**3,518**	**8,261**	**(50)**	**8,211**
Nonoperating costs	1,097	64	1,161	1,631	84	1,715	1,222	120	1,342
Income before income taxes[3]	**3,556**	**(7)**	**3,549**	**2,309**	**(506)**	**1,803**	**7,039**	**(170)**	**6,869**
Total assets	**748,335**	**10,020**	**758,355**	**896,476**	**21,746**	**918,222**	**883,950**	**45,044**	**928,994**

[1] Net interest revenues and noninterest revenues.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Before cumulative effect of accounting changes.

There are two primary categories of adjustments which the Group records to reconcile the total results according to management reporting to the consolidated financial statements. These adjustments include differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside the management responsibility of the business segments.

Net revenues. For the years ended December 31, 2002, 2001 and 2000, adjustments included approximately € 0.1 billion, € (0.2) billion and € 0.3 billion, respectively, related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP. The year 2002 also included approximately € 0.2 billion for the elimination of trading losses on the Group's securities and approximately € (0.1) billion mainly due to losses from internally hedging share-based compensation plans. The year 2001 also included approximately € (0.3) billion due to losses from internally hedging share-based compensation plans and approximately € 0.1 billion for other corporate items outside the responsibility of the business segments. The year 2000 also included approximately € (0.2) billion for the elimination of gains on the Group's securities.

Provision for loan losses and provision for off-balance sheet positions. The adjustments reflected provisions for loan losses and provisions for off-balance sheet positions, none of which was individually material, that are not under the management responsibility of the business segments.

Operating cost base, policyholder benefits and claims and nonoperating costs. In 2002, adjustments were primarily attributable to expenses related to legal items not under the management responsibility of the business segments. In 2001, approximately € 0.1 billion was related to buyout costs for the Global Equity Plan that was offset by a positive adjustment of approximately € 0.1 billion related to internally hedging share-based compensation plans. The remaining adjustment of approximately € 0.1 billion primarily related to other corporate items not under the management responsibility of the business segments. Adjustments for the year ended December 31, 2000 were primarily attributable to expenses related to corporate items not under the management responsibility of the business segments.

Total Assets. The adjustments consisted of assets not allocated to the business segments (including deferred tax assets and premises and equipment) and to intersegment items between the group divisions.

Net Revenues (Including Provision for Loan Losses) by Geographical Location

The following table presents net revenues (including provision for loan losses) by geographical location:

in € m.	2002	2001	2000
Germany	10,676	12,788	14,295
Europe (excluding Germany)	6,228	7,429	9,739
North America (primarily U.S.)	5,218	6,106	7,585
South America	175	211	181
Asia-Pacific[1]	2,159	1,983	2,201
Consolidated net revenues[2]	**24,456**	**28,517**	**34,001**

[1] Includes revenues from Africa, which were not material in 2002, 2001 and 2000.
[2] Consolidated net revenues include net interest revenues after provision for loan losses and noninterest revenues. Revenues are attributed to countries based on the location in which the Group's booking are located.

[29] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items between regions.

2002 in € m.	Total assets	Total revenues[1]	Total expenses[1]	Income (loss) before taxes[2]	Net income (loss)
Europe (excluding Germany)	285,181	18,846	18,724	122	192
North America (primarily U.S.)	205,375	13,352	13,953	(601)	(383)
South America	1,051	963	877	86	52
Asia-Pacific[3]	49,976	3,955	3,356	599	400
Total international	**541,583**	**37,116**	**36,910**	**206**	**261**
Domestic operations (Germany)	**216,772**	**18,026**	**14,683**	**3,343**	**136**
Total	**758,355**	**55,142**	**51,593**	**3,549**	**397**
International as a percentage of total above	71%	67%	72%	6%	66%

[1] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2002.

2001 in € m.	Total assets	Total revenues[1]	Total expenses[1]	Income (loss) before taxes[2]	Net income (loss)
Europe (excluding Germany)	311,711	23,919	22,918	1,001	522
North America (primarily U.S.)	237,456	21,794	22,349	(555)	(811)
South America	2,433	816	708	108	41
Asia-Pacific[3]	58,487	4,875	4,723	152	7
Total international	**610,087**	**51,404**	**50,698**	**706**	**(241)**
Domestic operations (Germany)	**308,135**	**23,156**	**22,059**	**1,097**	**408**
Total	**918,222**	**74,560**	**72,757**	**1,803**	**167**
International as a percentage of total above	66%	69%	70%	39%	N/M

[1] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expense and provision for loan losses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2001.
N/M – Not meaningful

2000 in € m.	Total assets	Total revenues[1]	Total expenses[1]	Income before taxes	Net income
Europe (excluding Germany)	319,664	25,723	23,099	2,624	1,854
North America (primarily U.S.)	256,260	25,402	23,912	1,490	1,030
South America	1,475	759	701	58	52
Asia-Pacific[2]	69,865	5,470	5,128	342	203
Total international	**647,264**	**57,354**	**52,840**	**4,514**	**3,139**
Domestic operations (Germany)	**281,730**	**25,228**	**22,873**	**2,355**	**10,374**
Total	**928,994**	**82,582**	**75,713**	**6,869**	**13,513**
International as a percentage of total above	70%	69%	70%	66%	23%

[1] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.
[2] Includes balance sheet and income statement data from Africa, which were not material in 2000.

[30] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates and the prices of equities and commodities (or related indices).

Derivatives Held or Issued for Trading Purposes

The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

Derivatives Held or Issued for Nontrading Purposes

Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.
The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.
For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed, otherwise fair value hedge accounting is applied.
For the years ended December 31, 2002 and 2001, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 81 million and a gain of € 34 million, respectively. As of December 31, 2002, the longest term cash flow hedge outstanding matures in 2029.
Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting. Also included are negotiated transactions related to the Group's industrial holdings classified as

available for sale, which the Group has entered into for strategic and economic purposes despite the fact that hedge accounting is precluded.

Net losses of € 226 million and € 27 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2002 and 2001, respectively.

Prior to January 1, 2001, most of the derivatives entered into for nontrading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

Derivative Financial Instruments Indexed to Our Own Stock

The Group enters into contracts indexed to Deutsche Bank common shares as part of a share buy-back program, to acquire shares to satisfy employee stock compensation awards, and for trading purposes.

Related to the share buy-back program, at December 31, 2002, the Group had outstanding agreements to purchase, on a forward basis, approximately 4 million Deutsche Bank shares at a weighted-average strike price of € 65.45 per share. The agreements mature between three months and one year and must be physically settled. The cash redemption amounts of these forwards, which totaled € 278 million, are reported as obligation to purchase common shares and resulted in a reduction of shareholders' equity with an equal amount reported under liabilities.

Related to employee share compensation awards, at December 31, 2002, the Group had outstanding agreements to purchase, on a forward basis, approximately 26 million Deutsche Bank shares at a weighted-average strike price of € 72.35 per share. The agreements expire or are exercisable at the vesting dates of the related share awards and mature in less than five years. These agreements may, at the Group's discretion, be settled physically, on a net basis in Deutsche Bank shares, or using a combination of both methods. Consequently these contracts are accounted for as permanent equity.

Based on the closing price of Deutsche Bank common shares of € 43.90 per share at December 31, 2002, the Group would have delivered approximately 43 million Deutsche Bank shares if the Group had chosen to net share settle these contracts at December 31, 2002. If the share price had been € 1 lower, the Group would have delivered an additional 1 million shares if the Group had chosen to net share settle these contracts.

At December 31, 2002, the Group had outstanding call options to purchase approximately 17 million shares at a weighted-average strike price of € 69.00 per share related to employee share compensation awards. The options must be net-cash settled. The contracts mature in less than five years.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank's own stock are outstanding at December 31, 2002:

Type of Contract	Settlement Alternative	Maturity	Number of issuers shares to which contracts are indexed	Weighted-average strike price (in €)	Effect of decrease of share price by € 1 (€ in thousands)	Fair Value of Contract (€ in thousands)
Purchased Options	Net-cash	Up to 3 months	359,400	69.90	30	704
		> 3 months – 1 year	1,149,900	78.67	(9)	1,916
		> 1 year – 5 years	1,203,100	83.60	(456)	10,157
Sold Options	Net-cash	Up to 3 months	35,800	40.56	(7)	82
		> 3 months – 1 year	433,700	42.09	(69)	2,140
		> 1 year – 5 years	384,000	64.31	288	1,563
Forward Purchases	Deutsche Bank choice Net-cash/ physical[1,2]	> 3 months – 1 year	13,500,000	75.22	(13,500)	443,748
		> 1 year – 5 years	10,000,000	69.00	(10,000)	266,198
	Net-cash	Up to 3 months	13,546	42.90	(14)	94
		> 3 months – 1 year	467,735	43.90	(468)	2,254
		> 5 years	3,450	50.10	(3)	21
Forward Sales	Counterparty choice Net-cash/ physical[1]	> 3 month – 1 year	3,199,067	96.86	3,199	179,151
		> 1 year – 5 years	22,781,614	69.00	22,782	669,419
	Net-cash	Up to 3 months	8,236,744	44.73	8,237	57,869
		> 3 months – 1 year	1,151,086	44.02	1,151	26
		> 1 year – 5 years	22,600	47.96	23	94

[1] Fair values do not differ significantly relating to settlement alternatives.
[2] The forward purchases are subject to collateral requirements.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recording in earnings.

Financial Instruments with Off-Balance Sheet Credit Risk

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes our lending-related commitments:

in € m.	Dec 31, 2002	Dec 31, 2001
Commitments to extend credit		
Fixed rates[1]	21,724	26,390
Variable rates[2]	81,802	97,570
Commitments to purchase loans	814	1,265
Commitments to sell loans	1,011	2,999

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.2 billion and € 3.2 billion at December 31, 2002 and 2001, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.3 billion and € 38 million at December 31, 2002 and 2001, respectively.

In addition, as of December 31, 2002, commitments to enter into reverse repurchase and repurchase agreements totaled € 1.4 billion and € 311 million, respectively. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 3.9 billion and € 7.1 billion, respectively, as of December 31, 2001.

As of December 31, 2002 and 2001 the Group had commitments to contribute capital to equity method and other investments totaling € 829 million and € 583 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under financial guarantees are provided for as part of the allowance for credit losses on lending-related commitments as shown in Note [8]. The principal guarantees and indemnifications that the Group enters into are the following:

Financial guarantees, standby letters of credit and performance guarantees, with a carrying amount of € 610 million and with maximum potential payments of € 32.6 billion as of December 31, 2002, generally require the Group to pay in the event of default of debt obligations or when the guaranteed party fails to meet its obligations. Most of these guarantees mature within one year and the maximum term is 48 years. These guarantees are collateralized with cash, securities and other collateral of € 5.4 billion as of December 31, 2002.

Market value guarantees with a carrying amount of € 9 million as of December 31, 2002, consist of agreements to pay customers if the price of fixed-term mutual fund units purchased fall below a certain amount. The maximum amount of potential payments as of December 31, 2002 was € 13.5 billion and represents the total volume guaranteed of the respective funds. These guarantees have revolving terms and generally are not collateralized.

Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty's underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2002 was € 10.4 billion and € 64.5 billion, respectively. Nearly all of the puts mature within 10 years with a significant portion maturing within four years and the maximum term being 35 years. Additionally, credit derivatives requiring payment by the Group in the event of default of debt obligations have a carrying and maximum potential payment amount of € 706 million and € 18.0

billion, respectively, with terms up to 9 years and primarily less than 5 years. These contracts are typically uncollateralized.
Securities lending indemnifications require the Group to indemnify customers for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. These indemnifications had a maximum potential payment amount of € 46.1 billion and € 42.2 billion, at December 31, 2002 and 2001, respectively, with contract terms up to 6 months. The Group primarily receives cash as collateral in excess of the contract amounts. This collateral totaled € 46.6 billion and € 44.0 billion at December 31, 2002 and 2001, respectively.

[31] Concentrations of Credit Risk

The Group distinguishes its credit exposures among the following categories: loans, tradable assets, over-the-counter ("OTC") derivatives and contingent liabilities.
Loans exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest.
Tradable assets, as defined for this purpose, include bonds, other fixed-income products and traded loans.
Over-the-counter derivatives are the Group's credit exposures arising from over-the-counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligation. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. The Group calculates its credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.
Contingent liabilities include liabilities from guarantees (excluding market value guarantees) and indemnity agreements. They exclude letters of credit, other obligations such as irrevocable loan commitments and placement and underwriting commitments. The Group also excludes other quantifiable indemnities and commitments, which predominantly relate to securities lending on behalf of customers.
The following tables represent an overview of the Group's total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors and the geographical regions of the Group's counterparties. Credit exposure for these purposes consists of all transactions where losses might occur due to the fact that counterparties will not fulfill their contractual payment obligations. The gross amount of the exposure has been calculated without taking any collateral into account.

Credit Risk Profile by Industry Sector	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total	
in € m.	Dec 31, 2002	Dec 31, 2001[2]	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Banks and insurance	10,720	19,909	47,686	62,512	44,970	44,377	5,892	8,091	109,268	134,889
Manufacturing	22,545	32,102	17,142	13,917	2,389	4,903	9,598	12,705	51,674	63,627
Households	53,207	63,168	–	–	281	318	392	477	53,880	63,963
Public sector	4,584	23,658	95,356	91,578	1,792	1,576	232	240	101,964	117,052
Wholesale and retail trade	14,467	15,759	2,583	2,503	688	671	1,989	2,906	19,727	21,839
Commercial real estate activities	18,360	35,617	2,657	3,138	688	230	978	983	22,683	39,968
Other	47,737[1]	75,210[1]	31,157	28,524	9,487	4,888	10,623	11,254	99,004	119,876
Total	**171,620**	**265,423**	**196,581**	**202,172**	**60,295**	**56,963**	**29,704**	**36,656**	**458,200**	**561,214**

[1] Includes lease financing and a deduction for unearned income.
[2] For 2001 certain loan exposures were reclassified from banks and insurance to other (€ 6.5 billion) and from commercial real estate activities to households (€ 2.8 billion).

In the following table, exposures have been allocated to regions based on the domicile of the Group's counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit Risk Profile by Region	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Eastern Europe	1,679	2,334	4,186	1,659	678	762	483	573	7,026	5,328
Western Europe	133,732	205,981	76,971	93,233	35,094	30,956	21,089	26,065	266,886	356,235
Africa	618	324	951	993	451	669	23	266	2,043	2,252
Asia-Pacific	8,517	13,035	30,493	29,315	4,515	6,143	2,403	3,077	45,928	51,570
North America	24,643	39,817	78,464	70,967	17,698	17,236	5,450	6,150	126,255	134,170
Central and South America	2,373	3,884	2,984	4,177	597	1,080	249	516	6,203	9,657
Other[1]	58	48	2,532	1,828	1,262	117	7	9	3,859	2,002
Total	**171,620**	**265,423**	**196,581**	**202,172**	**60,295**	**56,963**	**29,704**	**36,656**	**458,200**	**561,214**

[1] Includes supra-national organizations and other exposures that have not been allocated to a single region.

[32] Fair Value of Financial Instruments

SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying Amount		Fair Value	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Financial assets				
Cash and due from banks	8,979	10,388	8,979	10,388
Interest-earning deposits with banks	25,691	37,986	25,715	38,086
Central bank funds sold and securities purchased under resale agreements and securities borrowed	155,258	144,003	155,302	144,007
Trading assets[1]	297,062	293,653	297,077	293,653
Securities available for sale	21,619	71,666	21,619	71,666
Other investments	4,504	6,221	4,504	6,225
Loans (excluding leases), net	163,002	256,194	165,486	259,235
Other financial assets	46,818	62,275	46,813	62,275
Financial liabilities				
Noninterest-bearing deposits	30,558	29,731	30,558	29,731
Interest-bearing deposits	297,067	344,358	296,936	344,357
Trading liabilities	131,212	121,329	131,212	121,329
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	99,499	88,995	99,515	88,988
Other short-term borrowings	11,573	20,472	11,581	20,423
Other financial liabilities	46,718	68,950	46,693	68,950
Long-term debt[2]	107,158	170,984	108,414	172,138
Other positions				
Contingent liabilities	33,976	39,171	33,976	39,171
Commitments to extend credit[3]	103,526	123,960	103,429	123,925

[1] Includes loans held for sale.
[2] Includes trust preferred securities.
[3] Includes commitments to extend guarantees and letters of credit.

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term:

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the above listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives and excluding loans held for sale), trading liabilities and securities available for sale are carried at their fair values.

Loans held for sale are accounted for at the lower of cost or market.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. The fair value estimate of commitments to extend credit, standby and other letters of credit and guarantees included the unrealized gains and losses on those off-balance sheet positions and was generally determined in the same manner as loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of accounts receivable, accrued interest receivable, cash and cash margins with brokers and due from customers on acceptances.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of accounts payable, accrued interest payable, accrued expenses and acceptances outstanding.

The fair value of long-term debt and trust preferred securities was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

[33] Litigation

Due to the nature of its business, the Group is involved in litigation and arbitration proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Group does not believe that the outcome of these proceedings will have a material adverse effect on the Group's financial condition or results of operations.

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things (i) to pay € 48 million, of which € 24 million is a civil penalty and € 24 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute € 24 million spread over five years to provide third-party research to clients, (iv) to contribute € 5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

[34] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, the Group's office buildings located at 130 Liberty Street and 4 Albany Street in New York were damaged. The Group's employees located at these office buildings, in addition to employees located in leased properties at 4 World Trade Center and 14–16 Wall Street were relocated to contingency premises.

The Group is evaluating the future plans for the buildings located at 130 Liberty Street and 4 Albany Street, both of which were severely damaged due to the destruction of the World Trade Center. The leased property and all leasehold improvements at 4 World Trade Center were destroyed. Employees have re-occupied the premises at 14–16 Wall Street.

Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged and relocation expenses. The Group also continues to evaluate the costs that it may incur in the future to resolve the damage to its buildings adjacent to the World Trade Center site. The Group has and will continue to make claims for its costs related to the terrorist attacks, including those related to business interruption, through its insurance policies. These policies have coverage limits of U.S.$ 1.7 billion in total damages and a U.S.$ 750 million sub-limit for business interruption, service interruption and extra expenses. As of December 31, 2002, the Group has received advance payments on its insurance recoveries of approximately U.S.$ 232 million, which were applied against previously established receivables, and a commitment for additional advance payments of U.S.$ 50 million.

The Group believes that it will recover substantially all of its costs under its insurance policies, but there can be no assurance that all of the costs incurred, losses from business interruption, losses from service interruption or extra expenses will be paid by the insurance carriers, as they may dispute portions of the Group's claims. For the years ended December 31, 2002 and 2001, no losses have been recorded by the Group.

Risk Report

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

The following key principles underpin our approach to risk management:
- Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
- Our Group Risk Committee has responsibility for management and control of our risks.
- We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.
- The structure of our global risk management department is closely aligned with the structure of our Group Divisions.
- The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for all risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee. Each of our Group Divisions has a divisional Chief Risk Officer, who sits on the Group Risk Committee and reports directly to the Group Chief Risk Officer. The Group Risk Committee has the mandate to:
- Define our risk appetite in a manner that is consistent with our overall business strategies;
- Approve risk policies, procedures and methodologies that are consistent with our risk appetite;
- Manage the portfolio of risks throughout our organization;
- Develop and implement a Group-wide applicable methodology for the measurement of Risk Adjusted Return on Economic Capital; and
- Approve the organizational structure of our risk management department and appoint its key management personnel.

The Group Risk Committee has delegated some of its tasks to sub-committees, the most relevant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.
For each of our Group Divisions, we then have a divisional risk unit which reports to the divisional Chief Risk Officer. Each divisional risk unit has the mandate to:

- Ensure that the business conducted within its division is consistent with the risk appetite the Group Risk Committee has set;
- Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within its division;
- Approve credit risk and market risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk management infrastructures and systems that are appropriate for its division.

Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management department. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:

- **Default risk** is the risk that counterparties fail to meet contractual payment obligations.
- **Country risk** is the risk that we may suffer a loss, in any given country, due to the following reasons: political and social upheaval, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.
- **Settlement risk** is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Liquidity risk is the risk to our earnings and capital arising from our potential inability to meet obligations when they are due without incurring unacceptable losses.

Operational risk is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk, which is based on recent regulatory discussion concerning operational risk.

General Business Risk

General business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to quickly adjust to these changing conditions.

Insurance Specific Risks

Following the sale of Deutscher Herold insurance companies to Zurich Financial Services Group, we are not engaged in any activities which result in insurance-specific risks that are material to the Group.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. These quantitative tools and metrics generate the following types of information:

- Information that quantifies the susceptibility of the market value of single positions or portfolios to changes in market parameters (commonly referred to as sensitivity analysis);
- Information that measures aggregate risk using statistical techniques, taking into account the interdependencies and correlations between individual risks; and
- Information that quantifies exposures to losses that could arise from extreme movements in market prices or rates, using scenario analysis to simulate crisis situations.
- We also calculate risk data for regulatory purposes.

As a matter of policy, we continuously assess the appropriateness and the reliability of our quantitative tools and metrics in the light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

Expected Loss

We use expected loss as a measure of the default and cross border transfer risk parts of our credit risk. Expected loss is a measurement of the default loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take collateral, maturities and statistical averaging procedures into account to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on long-term statistical averages of our internal default and loss history as well as external benchmarks.

We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those which are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

Economic Capital

We rely on our book capital to absorb any losses that result from the risks we assume in our businesses. Book capital is defined as the amount of equity capital that appears in our balance sheet. We use economic capital as our primary tool to allocate our book capital among our businesses. We also use it to assess their profitability and their relative abilities to employ capital efficiently. Economic capital is a measure designed to state with a high degree of certainty the amount of equity capital we need at any given date to absorb unexpected losses arising from our exposures on that date. We use it to show an aggregated view of our risk position from individual business lines up to our consolidated Group level.

We calculate economic capital for the default risk, cross border transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We calculate the economic capital requirement for our credit exposures as the amount we would need to protect ourselves against very severe losses caused by defaults. "Very severe" means a 0.02% probability that our aggregated losses within one year will exceed our economic capital for that year.

Value-at-Risk

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk (or VaR) figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) which, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our aggregated market risk (aggregated using predetermined correlations) in that portfolio.

Stress Testing

We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the market values of our assets. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

Regulatory Risk Reporting

German banking regulations assess our capacity to assume risk in several ways:

Risk Position. Risk-weighted assets relating, in particular, to default risks, and the equivalent for our market risk position (interest rate, exchange rate, share price and commodity price risks). Our regulators permit us to use our internal value-at-risk approach to calculate the market risk position as a component of risk positions.

Capital. The Total capital which can be used to back the risk position and is recognized for bank regulatory purposes consists of core capital (Tier I), supplementary (Tier II) and Tier III capital.

Credit Risk

Credit risk makes up the largest part of our risk exposures. We manage our credit risk following these principles:

- Every extension of credit to any counterparty requires approval at the appropriate seniority level.
- All of our Group Divisions must apply consistent standards in arriving at their credit decisions.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision is also based on a risk-versus-return analysis.
- Every material change to a credit facility (such as of its tenor, collateral structure or major covenants) requires approval at the appropriate level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global, consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers or counterparties that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty (which results in a counterparty rating) and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the outcome of the credit decision, but also influences the level of decision-making authority we require to extend the credit, the terms and conditions of the transaction and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating our client groupings. Before 2002, our in-house classifications required a mapping to convert from several 10-grade rating scales into one consistent metric. In 2002, we moved the counterparty ratings for our corporate credit exposure from several 10-grade rating scales to a single, more granular, 26-grade rating scale, eliminating the need for mapping when aggregating our exposures across regions and product categories for reporting purposes. This enables us to harmonize our internal rating scale with common market practice and improve comparability between different sub-portfolios of our institution. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

We calibrated the new 26-grade rating scale on a probability of default measure which is based on a statistical analysis of historical defaults in our portfolio. We express these measures as a percentage probability that a counterparty will default on our exposure to it. We then assign these probability of default calculations into categories that we regard, for our purposes, as fundamentally equivalent to those of the major international rating agencies.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and more senior approval personnel) for exceptional cases when we may assume exposures beyond established limits.
These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

Exposure Measurement for Approval Purposes

In making credit decisions, we measure and consolidate globally all exposures and facilities to the same obligor that carry credit risk. This includes loans, repurchase agreements, reverse repurchase agreements, letters of credit, guarantees and derivative transactions. Unless prohibited by regulations we exclude exposures that, in our opinion, do not expose us to any significant default risk. In addition, we typically exclude exposures relating to other categories of risk, such as market risk. These risks are subject to scrutiny under their own individual policies. For approval purposes, we do not distinguish between committed and uncommitted or advised and unadvised facilities. We treat any prolongation of an existing credit exposure as a new credit decision requiring the appropriate procedures and approvals.
A credit analysis forms the basis of every credit decision we make. This analysis presents and assesses the material information for a decision regarding a credit exposure and generates a report. We generally update our credit reports annually and require credit reports for all initial credit approvals and for subsequent internal reviews. These reports must contain the following: an overview of our relevant limits and exposures, a summary of our internal rating history of the counterparty, an overview of the particular facilities, key financial data, a short description of the reason for the report's submission and a summary credit risk assessment.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Accountability for recognition of problem credits rests with the relationship manager in conjunction with the appropriate credit officer. We believe that customers where problems could arise must be identified well in advance to effectively manage the credit exposure. The objective of an early warning system is to address potential problems while adequate alternatives for action are still available. This early detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such an exposure.

In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist. Additionally, we refer the related exposures to a special loan management team. Within our consumer credit exposure, as described below, the delinquency status is tracked which is the main basis for the transfer to a special loan management team. The function of this group is to effectively manage problem exposures by taking prompt corrective action to ensure asset values are preserved and losses are minimized. The special loan management team performs this function either through consultation with the credit unit or direct management of an exposure.

Credit Risk Exposure

We define our total credit risk exposures as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit protection transactions. When we describe our credit risk exposure, we distinguish between the following categories: loans, tradable assets, over-the-counter derivatives and contingent liabilities. Listed below are some further details concerning our credit risk exposure categories:

- **"Loans"** exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest.
- **"Tradable assets"**, as defined for this purpose, include bonds, other fixed-income products and traded loans.
- **"OTC derivatives"** are our credit exposures arising from over-the-counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligations. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. We calculate our credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.
- **"Contingent liabilities"** include liabilities from guarantees (excluding market value guarantees) and indemnity agreements. They exclude letters of credit, other obligations such as irrevocable loan commitments and placement and underwriting commitments. These exclusions were € 107.8 billion on December 31, 2002 and € 126.1 billion on December 31, 2001. We also excluded other quantifiable indemnities and commitments of € 49.9 billion, which predominantly relate to securities lending on behalf of customers. In 2002, more than 77% of our irrevocable commitments were to counterparties rated at the equivalent of investment grade debt ratings from the major international rating agencies.

Our total credit exposure can be classified under two broad headings: corporate credit exposure and consumer credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all remaining exposures not defined as consumer credit exposure. Corporate credit exposure is the largest credit exposure and is discussed below in more detail.

Corporate Credit Exposure

The following table breaks down our corporate credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the creditworthiness categories of our counterparties:

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
AAA-AA	11,043	32,022	120,732	115,196	22,977	27,878	2,423	7,131	157,175	182,227
A	16,610	21,242	24,949	42,841	20,281	13,447	5,557	5,291	67,397	82,821
BBB	30,549	61,956	27,115	23,735	10,745	12,166	9,370	10,519	77,779	108,376
BB	37,269	71,804	17,426	9,598	5,528	2,962	8,195	9,658	68,418	94,022
B	11,590	18,424	3,701	8,261	640	370	3,063	2,753	18,994	29,808
CCC and below	9,611	6,573	2,658	2,541	124	140	1,096	1,304	13,489	10,558
Total	**116,672**	**212,021**	**196,581**	**202,172**	**60,295**	**56,963**	**29,704**	**36,656**	**403,252**	**507,812**

The above table illustrates not only a general reduction in our corporate exposures (including the effects of the deconsolidation of our EUROHYPO mortgage business, which caused loan volume decreases in all rating bands, including the sub-investment grade categories) but also reflects a change in the distribution of creditworthiness in our corporate loan portfolio, which can be attributed to two main factors:

First, the change in our corporate credit exposure in 2002 compared to 2001 is a consequence of a general deterioration of creditworthiness in our loan portfolio as is evidenced by the increasing proportion of lower rated loans. During the course of 2002, the observable general trend has been downgrades rather than upgrades in both our international and domestic lending portfolios. Most specifically, the general trend has been a downwards migration of loans rated BBB and below. This downgrading is partially a reflection of the difficulties that persist in the global economic climate faced by us and our counterparties and is also evidence of a general downturn that is being experienced within the banking industry. Despite this general downgrading, the overall quality of the loan portfolio remains sound.

Second, as described above in "Credit Risk Ratings", we have recently harmonized our internal rating system for our counterparties by recalibrating it to one global scale. This new calibration, which is part of our initiative to comply with upcoming Basel II requirements as well as improving our internal economic capital allocation, has a stronger focus on global comparability and benchmarking against external ratings. In order to make the 2002 and 2001 figures comparable, we have restated the 2001 figures, on an estimated basis, reflecting the new calibration of our internal risk rating system by applying more refined mappings when aggregating individual exposures previously rated on different 10-grade scales. For EUROHYPO, which was deconsolidated in 2002, the rating restatement for 2001 resulted in a net reduction in exposures rated BBB and better and net increases in the categories below. For our 2001 loan exposures excluding EUROHYPO the restatement of 2001 figures resulted in net increases at both the upper and the lower end of our creditworthiness categories.

The restatement of our 2001 creditworthiness categories did not alter the amount of problem loans or otherwise classified exposures. In particular, the level of specific loan loss allowances reported in our 2001 financials is not affected as it was established based on an individual review of each credit. Likewise, our inherent loss allowance is not impacted.

Consumer Credit Exposure

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans primarily in Germany, Italy and Spain which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. This portfolio collectively represents a large number of individual smaller-balance loans to consumers and small businesses. We allocate this portfolio into various sub-portfolios according to our major product categories and geographical dispersion.
The table below presents consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the net provisions charged during the period, after recoveries. Loans deemed to be 90 days or more past due and net credit costs are both expressed as a percentage of total exposure:

	Total Exposure in € m.		90 Days or More Past Due in % of Total Exposure		Net Credit Costs in % of Total Exposure	
	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Consumer Credit Exposure Germany						
Consumer and Small Business Financing	11,326	11,463	1.91	1.95	0.75	0.66
Mortgage Lending	33,610	32,952	2.10	2.27	0.09	0.11
Consumer Credit Exposure Other Europe	10,012	8,987	4.14	3.88	0.59	0.73
Total Consumer Credit Exposure	**54,948**	**53,402**	**2.43**	**2.48**	**0.32**	**0.33**

The volume of our consumer credit exposure rose by € 1.5 billion, or 2.9 %, from 2001 to 2002, driven mainly by our German and Italian business. Total net credit costs remained materially unchanged as increases in German consumer financing were offset by improvements in German mortgage lending and other European business. Loans delinquent by 90 days or more decreased from 2.48 % to 2.43 %, reflecting decreases in Germany partly offset by increases in Italy.

Total Credit Exposure

Our total credit exposures were € 600.7 billion on December 31, 2002 and € 737.6 billion on December 31, 2001. These figures include the exposures shown in the table below, as well as credit exposures arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments.

The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors of our counterparties:

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Banks and insurance	10,720	19,909	47,686	62,512	44,970	44,377	5,892	8,091	109,268	134,889
Manufacturing	22,545	32,102	17,142	13,917	2,389	4,903	9,598	12,705	51,674	63,627
Households	53,207	63,168	–	–	281	318	392	477	53,880	63,963
Public sector	4,584	23,658	95,356	91,578	1,792	1,576	232	240	101,964	117,052
Wholesale and retail trade	14,467	15,759	2,583	2,503	688	671	1,989	2,906	19,727	21,839
Commercial real estate activities	18,360	35,617	2,657	3,138	688	230	978	983	22,683	39,968
Other	47,737[1]	75,210[1]	31,157	28,524	9,487	4,888	10,623	11,254	99,004	119,876
Total	**171,620**	**265,423**	**196,581**	**202,172**	**60,295**	**56,963**	**29,704**	**36,656**	**458,200**	**561,214**

[1] Includes lease financing and a deduction for unearned income.

The exposure to Households, as shown in the table above, primarily reflects our consumer credit exposure. For 2001, certain loan exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

The reclassification of our 2001 credit risk profile by industry sector did not alter the amount of problem loans or otherwise classified exposures. In particular, the level of specific loan loss allowances reported in our 2001 financials is not affected as it was established based on an individual review of each credit.

The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) by geographical region. For this table, we have allocated exposures to regions based on the domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere:

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total	
in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
Eastern Europe	1,679	2,334	4,186	1,659	678	762	483	573	7,026	5,328
Western Europe	133,732	205,981	76,971	93,233	35,094	30,956	21,089	26,065	266,886	356,235
Africa	618	324	951	993	451	669	23	266	2,043	2,252
Asia-Pacific	8,517	13,035	30,493	29,315	4,515	6,143	2,403	3,077	45,928	51,570
North America	24,643	39,817	78,464	70,967	17,698	17,236	5,450	6,150	126,255	134,170
Central and South America	2,373	3,884	2,984	4,177	597	1,080	249	516	6,203	9,657
Other[1]	58	48	2,532	1,828	1,262	117	7	9	3,859	2,002
Total	**171,620**	**265,423**	**196,581**	**202,172**	**60,295**	**56,963**	**29,704**	**36,656**	**458,200**	**561,214**

[1] Includes supranational organizations and other exposures that we have not allocated to a single region.

Credit Exposure from Derivatives

Notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes.

December 31, 2002 in € m.	Within One Year	> 1 and <= 5 Years
Interest-rate-related transactions		
OTC products		
FRAs	730,032	42,802
Interest rate swaps (single currency)	2,818,322	3,093,317
Purchased interest rate options	136,818	469,018
Written interest rate options	121,757	450,840
Other interest rate trades	–	–
Exchange-traded products		
Interest rate futures	214,834	135,280
Purchased interest rate options	187,884	53,875
Written interest rate options	92,612	40,874
Sub-total	4,302,259	4,286,006
Currency-related transactions		
OTC products		
Forward exchange trades	1,003,346	36,093
Cross currency swaps	422,931	154,210
Purchased foreign currency options	154,928	22,134
Written foreign currency options	154,512	19,730
Exchange-traded products		
Foreign currency futures	3,655	956
Purchased foreign currency options	162	–
Written foreign currency options	175	–
Sub-total	1,739,709	233,123
Equity/index-related transactions		
OTC products		
Equity/index swaps	53,608	190,219
Purchased equity/index options	34,638	52,808
Written equity/index options	41,481	58,538
Other equity/index trades	–	–
Exchange-traded products		
Equity/index futures	25,462	332
Equity/index purchased options	32,809	22,446
Equity/index written options	28,583	20,178
Sub-total	216,581	344,521
Other transactions		
OTC products		
Precious metal trades	23,437	27,505
Nonprecious metal trades	29,593	10,415
Exchange-traded products		
Futures	886	931
Purchased options	3,423	859
Written options	2,657	547
Sub-total	59,996	40,257
Total OTC business	**5,725,403**	**4,627,629**
Total exchange-traded business	**593,142**	**276,278**
Total	**6,318,545**	**4,903,907**
Positive market values after netting agreements		

Notional Amount Maturity Distribution		Positive Market Value	Negative Market Value	Net Market Value
After Five Years	Total			
830	773,664	417	(552)	(135)
2,517,510	8,429,149	213,557	(207,536)	6,021
344,924	950,760	27,188	–	27,188
366,192	938,789	–	(26,866)	(26,866)
–	–	–	–	–
1,593	351,707	–	(247)	(247)
–	241,759	182	–	182
–	133,486	–	(67)	(67)
3,231,049	11,819,314	241,344	(235,268)	6,076
1,176	1,040,615	19,535	(19,889)	(354)
106,788	683,929	18,064	(21,711)	(3,647)
1,156	178,218	5,124	–	5,124
664	174,906	–	(4,798)	(4,798)
–	4,611	–	–	–
–	162	14	–	14
–	175	–	(24)	(24)
109,784	2,082,616	42,737	(46,422)	(3,685)
51,143	294,970	9,037	(9,971)	(934)
13,017	100,463	13,352	–	13,352
10,215	110,234	–	(12,857)	(12,857)
–	–	–	–	–
–	25,794	218	(69)	149
–	55,255	5,112	–	5,112
342	49,103	–	(4,471)	(4,471)
74,717	635,819	27,719	(27,368)	351
6,532	57,474	2,602	(1,782)	820
260	40,268	5,401	(4,844)	557
108	1,925	–	–	–
24	4,306	167	–	167
–	3,204	–	(122)	(122)
6,924	107,177	8,170	(6,748)	1,422
3,420,407	**13,773,439**	**314,277**	**(310,806)**	**3,471**
2,067	**871,487**	**5,693**	**(5,000)**	**693**
3,422,474	**14,644,926**	**319,970**	**(315,806)**	**4,164**
		65,985		

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association (ISDA) contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts the agreement covers, resulting in one single net claim against the counterparty (called "close-out netting"). In addition, we also enter into "payment netting" agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Similarly, we enter into collateral support agreements only when we believe that the risk situation justifies doing so. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of market events on our exposures (such as event risk in our emerging markets portfolio).

Trading activities in credit derivatives led to positive market values of € 2.2 billion after netting as of December 31, 2002. Credit derivatives are included in the table above; they are predominantly assigned to equity/index-related transactions. Outside the trading activities, derivative transactions are also used to manage credit risks in the banking book.

Included in the table above are non-exchange traded commodity contracts that are accounted for at fair value. The majority of these contracts mature in less than five years and are valued based on actively quoted prices.

Treatment of Default Situations Under Derivatives. Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we frequently are able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

Total Country Credit Exposure. We set limits on our aggregate credit exposure to counterparties which we view as being at risk if economic or political events occur, and which could lead to widespread credit defaults in a particular country (a "country risk event").
We include all credit extended to counterparties domiciled in that country (including unguaranteed subsidiaries of foreign entities). We also include credit extended to offshore subsidiaries of those local clients.

Cross Border Transfer Risk. Arises where we extend credit from one of our offices in one country to a counterparty in a different country. We define the transfer risk component of such credit risk as arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event").
- For internal risk management purposes, cross border transfer risk includes credit we have extended to our own international branches and subsidiaries, although for this disclosure we have not included these transactions.
- In 2002 we modified the basis for establishing limits to monitor cross border transfer risk. We now capture this based on full notional value (previously set on a "money-at-risk" basis). We believe this provides a more accurate measure of exposure to a given country.

Highly-Stressed Event Risk Scenarios ("ERS"). We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. Our ratings include:
- **Country Credit Risk Rating.** An estimate of the probability of occurrence of a country risk event.
- **Cross Border Transfer Risk Rating.** An estimate of the probability of a transfer risk event (usually as part of a country risk event).
- **Event Risk Rating.** For further details see "Market Risk" below.

Our ratings are established by an independent country risk research function within our Credit Risk Management division.
All country credit risk and cross border transfer risk ratings are reviewed, and revised or reaffirmed, at least annually by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major emerging market countries in which we conduct business. Ratings for countries which we view as particularly volatile, as well as all ERS ratings, are subject to continuous review.
We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. We set country limits for all Emerging Markets countries as defined below. They include limits on total country credit exposure, cross border transfer risk, and ERS risk. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on cross border transfer risk.

Since 1998 the Bank has actively been reducing its exposure to Emerging Markets countries. For this purpose, we define Emerging Markets as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. In connection with this strategy, our Credit Risk Management department focuses particularly on our total country credit exposure to Emerging Markets countries and regularly provides reports to our Group Credit Policy Committee.

Country Risk Exposure

The following charts show the development of total Emerging Markets country credit exposure, and utilized Emerging Markets cross border transfer risk exposure by region:

Total Emerging Markets Country Credit Exposure
in € bn.


■ Total
Total excluding OTC derivatives
20
15
10
5
0
2002
2001
2000

Emerging Markets Cross Border Transfer Risk Exposure by Region
in € bn.


■ 2002
2001
2000
3
2
1
0
Asia (excluding Japan)
Latin America
Eastern Europe
Middle East
Africa

On December 31, 2002, of our € 8.1 billion total cross border transfer risk exposure to Emerging Markets, only € 6.4 billion represents utilized exposures, down from € 7.6 billion on December 31, 2001 and € 8.9 billion on December 31, 2000.

Measuring our Default and Cross Border Transfer Risk Exposures

We measure our exposure to default and cross border transfer risk using an expected loss criterion, and we maintain economic capital with respect to the exposures. We base our expected loss and economic capital calculations on that part of our total credit exposure that we feel is exposed to default and cross border transfer risk. We exclude exposures that we treat as subject to risks other than default and cross border transfer risk (e.g., exposure for which we assign economic capital under market risk policies). The following table shows our default and cross border transfer risk exposure, and expected loss and economic capital, by Group Division, as we calculate it for expected loss and economic capital purposes:

December 31, 2002 in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Other[1]	Total Group
Loans	101,672	66,120	3,828	171,620
OTC derivatives	60,277	18	–	60,295
Contingent liabilities	27,590	1,492	622	29,704
Irrevocable loan commitments (including letters of credit)	103,146	4,186	465	107,797
Repurchase and reverse repurchase agreements and securities lending and borrowing	9,031	1	–	9,032
Interest-earning deposits with banks	19,356	223	6,112	25,691
Total credit exposure	**321,072**	**72,040**	**11,027**	**404,139**
Expected loss	1,063	241	12	1,316
Economic capital for default and cross border transfer risk	7,564	1,008	69	8,641

[1] Primarily relates to the Corporate Investments Group Division

Credit Loss Experience and Allowance for Loan Losses

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with credit risk management. The components of this allowance are:

Specific Loss Component: Allowances we maintain to cover the default risk of specific exposures.

Inherent Loss Component:
- **Country Risk Allowance:** Allowances we maintain to cover credit losses inherent in our pool of cross border loans to borrowers located in certain countries solely as a result of transfer and currency convertibility risks.
- **Smaller-Balance Standardized Homogeneous Loan Loss Allowance:** Allowances we maintain at a portfolio level to cover credit losses inherent in these types of loans.
- **Other Inherent Loss Allowance:** Allowances we maintain as an estimate of credit losses which we have not otherwise identified.

Specific Loss Component

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make, taking into account the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan.
We regularly re-evaluate all credit exposures which have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

Inherent Loss Component

The inherent loss component relates to all other loans we do not individually provide for, but which we believe to have some inherent loss on a portfolio basis.

Country Risk Allowance. We establish a country risk allowance for loan exposures in countries where we have serious doubts about the ability of our counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective countries of domicile, that is, for transfer and currency convertibility risks. We determine the percentage rates for our country risk allowance on the basis of a comprehensive matrix that encompasses both historical loss experience and market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision, we focus primarily on the cross border transfer risk ratings that we assign to a country and the amount and type of collateral.

Smaller-Balance Standardized Homogeneous Loan Loss Allowance. Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in current and performing loans, as well as in delinquent and nonperforming loans within the homogeneous loan portfolio.

Other Inherent Loss Allowance. This component of the allowance represents an estimate of our inherent losses resulting from the imprecisions and uncertainties in determining credit losses. This estimate of inherent losses excludes those exposures we have already considered in the specific loss component as described above or considered when establishing our allowance for smaller-balance standardized homogeneous loans. We have historically used a ratio of an entity's historical average losses (net of recoveries) to the historical average of its loan exposures, the result of which we applied to our corresponding period end loan exposures and adjusted the result for relevant environmental factors. As a consequence of our improved risk management processes and capabilities, in 2002 we refined the measure for calculating our other inherent loss allowance. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience. The new measurement incorporates the expected loss results which we generate as part of our economic capital calculations outlined above. Therefore, the new measurement considers, among other factors, our internal rating information which results in a better reflection of the current economic situation and consequently provides better guidance for losses inherent in the portfolio that have not yet been individually identified.

Charge-off Policy

We take charge-offs based on credit risk management's assessment when we determine that the loans are uncollectable. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.
Prior to 2001, our entities regulated outside the United States, which accounted for approximately 87% of our net charge-offs in 2000, consistently charged off loans when all legal means of recovery had been exhausted. This practice resulted in charge-offs occurring at a later date than for our entities regulated in the United States.
We began to develop a methodology in 2001 to bring our worldwide charge-off practices more into line with industry practices in the United States and had anticipated that the timing of our charge-offs would accelerate. In 2001, entities regulated outside the United States began to implement this change, which resulted in a higher level of charge-offs relative to that which would have occurred under the prior practice.

Problem Loans

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings.
The following table presents the components of our 2002 and 2001 problem loans:

	Dec 31, 2002			Dec 31, 2001		
in € bn.	Impaired Loans[1]	Nonperforming Homogeneous Loans	Total	Impaired Loans[1]	Nonperforming Homogeneous Loans	Total
Nonaccrual loans	8.5	1.6	10.1	10.0	1.5	11.5
Loans 90 days or more past due and still accruing	0.2	0.3	0.5	0.5	0.4	0.9
Troubled debt restructurings	0.2	–	0.2	0.3	–	0.3
Total problem loans	**8.9**	**1.9**	**10.8**	**10.8**	**1.9**	**12.7**

[1] Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The decrease in our total problem loans in 2002 is due to € 2.7 billion of gross charge-offs, a € 1.4 billion reduction due to the deconsolidation of various entities and a € 0.8 billion reduction as a result of exchange rate movements offset by € 3.0 billion of net new problem loans. Included in the € 1.9 billion nonperforming homogeneous loans, as of December 31, 2002, are € 1.3 billion of loans that are 90 days or more past due as well as € 541 million of loans that are less than 90 days past due.
The following table illustrates our total problem loans based on the domicile of our counterparty (within or outside Germany) for the last five years. We have no other material interest-bearing assets that are nonperforming:

in € m.	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999	Dec 31, 1998
Nonaccrual loans					
German	4,587	6,538	3,730	3,899	4,550
Non-German	5,511	4,990	2,824	2,104	1,024
Total nonaccrual loans	**10,098**	**11,528**[1]	**6,554**	**6,003**	**5,574**
Loans 90 days or more past due and still accruing					
German	439	658	1,028	985	1,028
Non-German	70	189	470	1,275	1,043
Total loans 90 days or more past due and still accruing	**509**	**847**	**1,498**	**2,260**	**2,071**
Troubled debt restructurings					
German	38	57	14	242	55
Non-German	154	222	141	154	144
Total troubled debt restructurings	**192**	**279**	**155**	**396**	**199**

[1] Total nonaccrual loans for 2001 includes approximately € 3.4 billion of impaired loans that were classified as potential problem loans in 2000

Nonaccrual Loans. We place a loan on nonaccrual status if either
- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreement.

When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectability of principal.
As of December 31, 2002 our nonaccrual loans totaled € 10.1 billion, a net decrease of € 1.4 billion, or 12%, from 2001. The net decrease in nonaccrual loans is mainly due to charge-offs, deconsolidations and exposure reductions, partially offset by loans classified as nonaccrual for the first time.

As of December 31, 2001 our nonaccrual loans totaled € 11.5 billion, a net increase of € 4.9 billion, or 74 %, from 2000. We estimate that the impact of the previously disclosed change in our nonaccrual practice was approximately € 3.4 billion. € 2.0 billion was due to additional nonaccruals in our U.S. entities, a further € 745 million was due to our medium-sized corporate portfolio and real estate businesses in Germany, and € 290 million was due to a deterioration in our smaller-balance homogeneous portfolio in Italy. These increases were partially offset by movements in other portfolios and net charge-offs.

Loans Ninety Days or More Past Due and Still Accruing. These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to recognize interest revenue. These loans are well secured and in the process of collection.
In 2002, our 90 days or more past due and still accruing interest loans decreased by € 338 million, or 40 % to € 509 million. This decrease is mainly due to deconsolidations (€ 217 million), the placing of loans on nonaccrual status and charge-offs.
In 2001, our 90 days or more past due and still accruing interest loans decreased by € 651 million, or 44 %, to € 847 million, primarily reflecting the movement of some of our real estate portfolios in Germany (€ 410 million) and the smaller-balance homogeneous portfolio in Italy (€ 255 million) to nonaccrual status.

Troubled Debt Restructurings. Troubled debt restructurings are loans which we have restructured due to deterioration in the borrower's financial position. We may restructure these loans in one or more of the following ways:
- reducing the stated interest rate for the remaining portion of the original life of the debt;
- extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile;
- reducing the face amount or maturity amount of the debt; and
- reducing the accrued interest on the debt.

If a borrower performs satisfactorily for one year under a restructured loan involving a modification of terms, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. These loans are not included in the reported troubled debt restructurings amounts.
Our troubled debt restructurings totaled € 192 million as of December 31, 2002, a decrease of 31 % from 2001. The decrease in our troubled debt restructurings is mainly due to exposure reductions and loans now classified as nonaccrual.
Our troubled debt restructurings totaled € 279 million as of December 31, 2001, an 80 % increase from 2000. This increase is primarily attributable to restructured credits in Western Europe and Asia.

The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2002 if those loans had been current in accordance with their original terms and had been outstanding throughout 2002 or since their origination, if we only held them for part of 2002. It also shows the amount of interest income on those loans that was included in net income for 2002:

in € m.	2002
German loans	
Gross amount of interest that would have been recorded at original rate	212
Less interest, net of reversals, recognized in interest revenue	114
Reduction of interest revenue	98
Non-German loans	
Gross amount of interest that would have been recorded at original rate	302
Less interest, net of reversals, recognized in interest revenue	82
Reduction of interest revenue	220
Total reduction of interest revenue	**318**

Allowance for Loan Losses

The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers:

in € m. (except percentages)	Dec 31, 2002		Dec 31, 2001		Dec 31, 2000		Dec 31, 1999		Dec 31, 1998	
German										
Specific loan loss allowance										
Banks and insurance	37	1%	7	3%	67	4%	6	2%	10	3%
Manufacturing	317	5%	427	5%	668	5%	707	5%	781	6%
Households (excluding mortgages)	121	8%	102	5%	110	5%	64	5%	83	6%
Households – mortgages	5	15%	73	13%	58	12%	171	13%	162	13%
Public sector	–	1%	–	8%	–	8%	–	8%	–	9%
Wholesale and retail trade	130	3%	187	2%	359	3%	407	4%	438	6%
Commercial real estate activities	287	9%	643	11%	773	9%	689	9%	568	10%
Other	479	9%	606	9%	840	11%	990	13%	788	16%
Specific German total	1,376		2,045		2,875		3,034		2,830	
Inherent loss allowance	495		1,098		1,395		1,435		1,768	
German total	**1,871**	**51%**	**3,143**	**56%**	**4,270**	**57%**	**4,469**	**59%**	**4,598**	**69%**
Non-German										
Specific loan loss allowance	1,768		1 675		1,702		1,575		882	
Inherent loss allowance	678		767		773		1,237		1,036	
Non-German total	**2,446**	**49%**	**2,442**	**44%**	**2,475**	**43%**	**2,812**	**41%**	**1,918**	**31%**
Total allowance for loan losses	**4,317**	**100%**	**5,585**	**100%**	**6,745**	**100%**	**7,281**	**100%**	**6,516**	**100%**
Total specific allowance	3,144		3,720		4,577		4,609		3,712	
Total inherent loss allowance	1,173		1,865		2,168		2,672		2,804	
Total allowance for loan losses	**4,317**		**5,585**		**6,745**		**7,281**		**6,516**	

Movements in the Allowance for Loan Losses. We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer need provisions we have taken previously, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified:

in € m. (except percentages)	2002	2001	2000	1999	1998
Allowance at beginning of year	**5,585**	**6,745**	**7,281**	**6,516**	**6,388**
Charge-offs					
German					
Banks and insurance	8	7	13	5	4
Manufacturing	196	280	123	127	107
Households (excluding mortgages)	400	214	37	41	15
Households – mortgages	45	27	39	48	32
Public sector	–	–	–	–	–
Wholesale and retail trade	140	192	60	81	58
Commercial real estate activities	127	209	148	158	154
Lease financing	–	1	3	2	1
Other	567	426	220	147	128
Total German	1,483	1,356	643	609	499
Non-German					
Excluding lease financing	1,244	697	652	215	243
Lease financing only	1	2	1	15	1
Total Non-German	1,245	699	653	230	244
Total charge-offs	**2,728**	**2,055**	**1,296**	**839**	**743**
Recoveries					
German					
Banks and insurance	–	–	–	1	2
Manufacturing	4	4	10	8	1
Households (excluding mortgages)	24	15	3	2	2
Households – mortgages	2	2	–	–	–
Public sector	–	–	–	–	–
Wholesale and retail trade	3	1	–	–	–
Commercial real estate activities	3	–	3	5	2
Lease financing	–	–	–	–	–
Other	42	11	35	5	19
Total German	78	33	51	21	26
Non-German					
Excluding lease financing	34	34	24	23	10
Lease financing only	–	–	–	6	–
Total Non-German	34	34	24	29	10
Total recoveries	**112**	**67**	**75**	**50**	**36**
Net charge-offs	**2,616**	**1,988**	**1,221**	**789**	**707**
Provision for loan losses	2,091	1,024	478	725	908
Other changes (currency translation and allowance related to acquisitions/divestitures)	(743)	(196)	207	829	(73)
Allowance at end of year	**4,317**	**5,585**	**6,745**	**7,281**	**6,516**
Percentage of total net charge-offs to average loans for the year	1.15 %	0.71 %	0.39 %	0.31 %	0.35 %

The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2002, 57% of our total allowance was attributable to international clients:

in € m.	2002	2001	2000	1999	1998
Allowance at beginning of year	**2,441**	**2,475**	**2,812**	**1,918**	**1,735**
Charge-offs	1,245	699	653	230	244
Recoveries	34	34	24	29	10
Net charge-offs	1,211	665	629	201	234
Provision for loan losses	1,500	710	219	296	443
Other changes (currency translation and allowance related to acquisitions/divestitures)	(284)	(79)	73	799	(26)
Allowance at end of year	**2,446**	**2,441**	**2,475**	**2,812**	**1,918**

Our allowance for loan losses as of December 31, 2002 was € 4.3 billion, 23% lower than the € 5.6 billion at the end of 2001. This decrease in our allowance balance was principally due to increases in our charge-offs, partially offset by increases in our provisions due to adverse economic conditions that continued to persist in 2002. The overall reduction in our allowance for loan losses can also be attributed to net deconsolidations of € 421 million and exchange rate movements.

Our gross charge-offs grew to € 2.7 billion in 2002, an increase of € 673 million, or 33%, over 2001 charge-offs. Of the charge-offs for 2002, € 1.9 billion were related to our corporate credit exposure, mainly driven by our German and North American portfolios, and € 777 million were related to our consumer credit exposure.

Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104% from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year is primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

Our specific loan loss allowance was € 3.1 billion as of December 31, 2002, a decrease of € 576 million, or a 15% reduction from 2001. The change in our allowance includes a net specific loan loss provision of € 2.0 billion, 74% of which was for non-German clients. The provision was 111% higher than the previous year. The increased provision, however, was nearly offset by net charge-offs of € 1.8 billion. As the specific loan loss allowance is the largest component of our total allowance for loan losses, the net reduction in our specific loan loss allowance for 2002 is also due to the reasons outlined above for the overall reduction in our total allowance for loan losses.

Our inherent loan loss allowance totaled € 1.2 billion as of December 31, 2002, a decrease of € 692 million, or 37%, from the level at the end of 2001. A major driver of the net reduction was € 716 million net charge-offs in our homogeneous loan portfolio, partially offset by a net provision for smaller-balance standardized homogeneous exposures of € 179 million. The volume of charge-offs in the homogeneous portfolio in 2002 was affected by the establishment of days-past-due thresholds at which certain homogeneous loan types are completely charged-off.

Our allowance for loan losses as of December 31, 2001 was € 5.6 billion, 17% lower than the € 6.7 billion at the end of 2000. This decrease in our allowance balance was principally due to increases in our charge-offs, offset by increases in provisions due to weakened economic conditions in 2001.

Our charge-offs grew to € 2.1 billion in 2001, an increase of € 759 million, or 59%, over 2000 charge-offs. This was principally due to a change in practice in our entities regulated outside the United States. Out of the total charge-offs for 2001 € 1.4 billion or two-thirds were in our German portfolio, of which € 957 million applied to clients in the medium-sized corporate portfolio and € 407 million related to smaller-balance standardized homogeneous exposures. Approximately 25% of the charge-offs in the German-Other category, which totaled € 426 million, related to a single medium-sized German corporate client in the construction industry. The remaining € 700 million were charge-offs in our non-German portfolio, of which € 402 million, or 58%, related to charge-offs in North America, principally in our leveraged business.

Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114% from the prior year. This amount is comprised of both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.

Our specific loan loss allowance was € 3.7 billion as of December 31, 2001, a 19% decrease from 2000. The change in the allowance includes a specific loan loss provision of € 951 million, 70% of which was for non-German clients. The provision was 18% higher than the prior year and included increased provisions related to a single American borrower in the utilities industry, various Argentine exposures and our leveraged business. The increased provision was offset in part by € 1.6 billion in net charge-offs.

Our inherent loss allowance totaled € 1.9 billion as of December 31, 2001, a decrease of € 303 million, or 14%, from the level at the end of 2000. A major driver of the net reduction was € 383 million of charge-offs in our Private and Personal Banking business in Germany, partially offset by a provision for smaller-balance standardized homogeneous exposures of € 127 million. Furthermore, our country risk allowance shows a net decrease of 16%, reflecting the sell down of assets which previously attracted country risk allowance in Turkey and throughout Asia excluding Japan, and an increase in collateral held against cross border assets.

Our allowance for loans losses as of December 31, 2000 was € 6.7 billion, 7% lower than the € 7.3 billion at the end of 1999. This decrease in our allowance balance was principally due to increases in our charge-offs, lower specific provisions and a net release of our inherent loss provisions.

Our charge-offs increased to € 1.3 billion in 2000, a € 457 million, or 54%, increase over 1999 charge-offs. Of this increase, € 423 million was exclusively attributable to our non-German customers. Approximately 70%, or € 296 million, of this increase was due to charge-offs related to Russia and Iraq. We also had € 34 million of charge-offs for our German clients in the medium-sized corporate portfolio. Approximately 60% of the charge-offs captured in the German-Other category related to a single medium-sized German corporate customer in the construction industry.

Our total provision for loan losses in 2000 was € 478 million, a decline of 34% from the prior year. This balance was composed of net new specific loan loss provisions and a release of our inherent loss provision. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non-German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13% less in 2000 than the prior year due in large part to provisions we took in 1999 with respect to a significant exposure to a single German borrower in the real estate industry.

Our inherent loss allowance totaled € 2.2 billion as of December 31, 2000, a 19% drop from the level at the end of 1999. This decline reflected the effect of the € 296 million of charge-offs described above and country provision releases totaling € 154 million. Of the € 154 million country provision releases, € 88 million was due to reduced exposure (mainly in Brazil and Turkey), € 34 million was due to a net reduction in provisioning rates applied to individual countries, and the remaining amount related to other changes, primarily foreign exchange.

In addition to a small increase in our allowances on the homogeneous loan portfolio, we released a net € 98 million from our other inherent loss allowance in 2000 due to two legal entities: EUROHYPO and Bankers Trust. Each of these entities had a decrease in its loss factors in 2000 because of a decline in its historical average charge-offs and an increase in its average loan exposures.

Our allowance for loan losses at December 31, 1999 was € 7.3 billion, a 12% increase from 1998. This increase in our allowance for loan losses was principally due to substantial increases in our specific provisions, and the Bankers Trust acquisition (€ 477 million), partially offset by releases of country risk provisions, a substantial decrease in the inherent loss provision and a slight increase in charge-offs (€ 96 million).

Our total charge-offs increased 13% during 1999 to € 839 million. This increase was primarily attributable to the German domestic portfolio. Approximately 30% of the German-Other charge-off was related to the construction industry.

During 1999, our provision for loan losses totaled € 725 million, a 20% or € 183 million decrease from the preceding year. This decrease was mainly attributable to higher specific loan loss provisions, offset in part by releases of country risk provision. Our German specific provision increased to € 568 million, a 65% increase from the preceding year. This increase was mainly attributable to higher provisions for the German borrower we refer to above.

Our non-German specific provision totaled € 358 million in 1999, a 30 % increase from the preceding year. This increase was due to the fact that we were able to specifically identify those exposures, recorded in various Emerging Market countries, which required a specific provision. At the same time, we released country risk provisions, particularly in Indonesia and Turkey.
Our allowance for loan losses at December 31, 1998 was € 6.5 billion, a 2% increase from 1997. This increase was primarily due to the effects of the Asian and Russian financial crisis.
The following table presents an analysis of the changes in our allowance for credit losses on lending-related commitments:

in € m.	2002	2001	2000
Allowance at beginning of year	**496**	**453**	**569**
Provision for credit losses	17	(30)	(33)
Net charge-offs	–	(22)	(34)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(28)	95	(49)
Allowance at end of year	**485**	**496**	**453**

Settlement Risk

Our extensive trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.
For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.
Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:
- Interest rate risk (including specific risk as well as general risk, as described below);
- Equity price risk (including specific risk as well as general risk, as described below);
- Foreign exchange risk;
- Commodity price risk.

Market Risk Management Framework

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in interest rate, equity, foreign exchange, and commodity derivatives.
We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe all our market risks, both in trading and nontrading portfolios. Value-at-risk is also a common metric used in the management of our trading risks.
Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our internally independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions and below that to specific business lines and trading portfolio groups and geographical regions.
Our market risk disclosures for the trading businesses are based on German banking regulations, which permit banks to calculate market risk capital using their own internal models. In October 1998, the German Banking Supervisory Authority (now the German Federal Financial Supervisory Authority) approved our internal market risk models for calculating market risk capital for our general market risk and issuer-specific risk. It confirmed its approval in 2000, after a further review and subsequent to our acquisition of Bankers Trust and in 2002, this approval was renewed. We use our internal value-at-risk model, which we describe below, to calculate the market risk component of our regulatory capital.

Our value-at-risk disclosure is intended to ensure the consistency of market risk reporting for internal risk management, for regulatory purposes and for external disclosure. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 73 million throughout the year 2002 (with a 99% confidence level, as we describe below, and a one-day holding period), except for the time period from January 8 to February 25, 2002 when we temporarily increased the limit to € 100 million. The value-at-risk limit for our consolidated Group trading positions was € 77 million throughout the year 2002, except for the time period from January 8 to February 25, 2002 when we temporarily increased the limit to € 100 million.

Differences in Market Risk Reporting between German Banking Regulations and U.S. GAAP

There are two significant areas where our determination of which assets are trading assets and which are nontrading assets differ under German banking regulations and U.S. GAAP.

First, material differences in the classification of assets as trading assets occur in some of our business units, which are considered to be trading units for regulatory and internal risk management reporting. In these units we have assets which are included in the value-at-risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of money market loans and of tradable loans and are primarily assigned to our Global Markets Finance and Global Corporate Finance business lines. At year-end 2002, an amount of € 3.9 billion of loans was classified as trading assets for regulatory reporting. This amount was similar at year-end 2001.

Second, we have differences due to the application of hedge accounting. At December 31, 2002 the fair value of these transactions amounted to € 1.9 billion in assets and € 1.2 billion in liabilities. These differences were not material at year-end 2001.

In addition, we exclude from our value-at-risk figures the foreign exchange risk arising from currency positions that German regulation permits us to exclude from currency risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting, plus partial hedges on such equity capital, as well as shares in affiliated companies that we record in foreign currency and value at historical cost – all of which we refer to as structural currency positions. This approach is in accordance with German banking regulations and has the consent of the German Federal Financial Supervisory Authority. These holdings had a total book value of € 11.7 billion on December 31, 2002. Of this amount, 66% was denominated in U.S. dollars, 17% in pounds sterling, and 7% in Japanese yen. The remainder was distributed among various other currencies.

Also, we do not consolidate for German regulatory reporting purposes companies that are not credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include primarily our insurance companies and certain investment companies. These companies manage their market risks themselves (pursuant to the regulations applicable to these companies' risk management activities) and we do not include them in this market risk management disclosure. At December 31, 2002, these companies held € 12.1 billion of nontrading assets, while they did not hold any trading assets.

Value-at-Risk (VaR) Analysis

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions.

For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. This facilitates comparisons of our market risk estimates both over time and against our actual daily trading results.

Since January 1, 1999, we have calculated value-at-risk for both internal and external reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting purposes, we use a holding period of one day. For regulatory reporting purposes, the holding period is ten days, i.e. if the portfolio is held without change for ten days, there is a 1% chance that the portfolio's market value would decline by an amount greater than the value-at-risk figure.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and nonlinear effects of the risk factors on the portfolio value. In our model, the nonlinear effects capture risks specific to derivatives. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to one calendar year of trading days) with equal weighting being given to each observation.

Before and during 2001 we used an assumption of zero correlation among the various risk classes which means we assumed that losses in the various risk classes occur independently of one another. In 2002 we moved to an aggregation approach based on full correlation among the various risk classes.

The value-at-risk for interest rate and equity price risks consists of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes. When aggregating general and specific risks, we assume that there is zero correlation between them.

We calculate value-at-risk using Monte Carlo simulations. A Monte Carlo simulation is a model that calculates profit or loss for a transaction for a large number (such as 10,000) of different market scenarios, which are generated by assuming a joint (log-) normal distribution of market prices based on the observed statistical behavior of the simulated risk factors in the last 261 trading days. However, we still use a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses.

Back-Testing

We use back-testing on our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates we had forecast using the value-at-risk model.

A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk models, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk models.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We take the resulting predicted losses from applying the worst of these scenarios to the various portfolios as the economic capital for those businesses. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

For example, we calculate country-specific event risk scenarios for all emerging markets and assess these event risk results daily. A committee reviews the country risk ratings and scenario loss limits bi-weekly. In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular (weekly) market stress scenarios on the positions of every major trading portfolio.

Our stress test scenarios include:

- price and volatility risks for interest rate, equity price, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks;
- Emerging Markets' risks, including equity price declines, strong interest rate movements and currency devaluations;
- credit spread risks for bonds and traded loans of both industrialized and Emerging Markets countries;
- underwriting risks in debt and equity capital markets.

We aggregate the economic capital numbers by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). These calculations are performed weekly.

On December 31, 2002 our economic capital calculation for market risk arising from the trading units totaled € 0.9 billion.

Limitations of Our Proprietary Risk Models

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are limited by the obvious fact that our stress tests are necessarily limited in number and not all downside scenarios can be predicted and simulated. Whilst the risk managers have used their best judgement to define worst case losses, with the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital utilization estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- the use of historical data as a proxy for estimating future events may not capture all potential events, particularly those which are extreme in nature;
- the assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements;
- the use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period;
- the use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence;
- we calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations;
- value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

We believe that the aggregate value-at-risk estimates for our consolidated Group as a whole stand up well against our back-testing procedures (as measured by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk of our trading units in 2002 and 2001. The minimum and maximum value-at-risk amounts show the bands within which the values fluctuated during the periods specified. We calculate the value-at-risk with a holding period of one day and a confidence level of 99%. "Diversification effect" refers to the effect that the total value-at-risk on a given day is lower than the sum of the values-at-risk relating to the individual risk factors. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

The following table shows the value-at-risk of our trading units:

in € m.	Total[1] 2002	Total[1] 2001	Diversification Effect 2002	Diversification Effect 2001	Interest Rate Risk 2002	Interest Rate Risk 2001	Equity Price Risk 2002	Equity Price Risk 2001	Foreign Exchange Risk 2002	Foreign Exchange Risk 2001	Commodity Price Risk 2002	Commodity Price Risk 2001
Average	42.38	41.02	30.90	23.19	35.63	34.91	24.28	19.90	8.02	6.19	5.35	3.22
Maximum	88.86	55.38	47.54	30.60	58.48	51.69	89.26	35.04	29.25	16.61	8.66	7.60
Minimum	29.36	27.89	21.17	16.68	24.67	22.35	13.43	11.67	2.64	2.87	2.28	1.78
Year-end	32.94	40.53	22.50	21.11	29.12	34.88	13.75	20.09	6.84	3.15	5.73	3.52

[1] Total for 2002 based on full correlation, total for 2001 based on zero correlation among the risk classes.

The following graphs show the daily aggregate value-at-risk of our trading units in 2002 and 2001, including diversification effects:

Daily Value-at-Risk of Trading Units in 2002*
in € m.


85
65
45
25
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02

* Value-at-risk for 2002 based on full correlation, while value-at-risk for 2001 based on zero correlation among the risk classes.

Daily Value-at-Risk of Trading Units in 2001*
in € m.


55
45
35
25
1/01
2/01
3/01
4/01
5/01
6/01
7/01
8/01
9/01
10/01
11/01
12/01

* Value-at-risk for 2002 based on full correlation, while value-at-risk for 2001 based on zero correlation among the risk classes.

Our trading value-at-risk largely fluctuated between € 30 million and € 45 million in 2002, with two exceptions. The start of year peak was driven by a large equity position that resulted from an underwriting transaction that took time to sell down, for which a temporary limit increase to € 100 million was granted. The August spike above € 45 million was primarily driven by above-average interest rate risk positions that were taken in anticipation of interest rate cuts.

The following histograms show the distribution of actual daily income of our trading units in 2002 and 2001. The histograms indicate, for each year, the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The trading units achieved a positive income for over 99% of the trading days in 2001 and for over 96% of the trading days in 2002. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day:

Daily Income of Trading Units in 2002
in € m.


Daily average: 32.1
Days
46.9*
42.4**
30
20
10
0
<–15
–15
–10
–5
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
>100

* 99th percentile of daily income distribution.
** Average value-at-risk (confidence level 99 %).

Daily Income of Trading Units in 2001
in € m.


Daily average: 41.8
Days
35.4*
41.0**
30
20
10
0
–10
–5
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
>100

* 99th percentile of daily income distribution.
** Average value-at-risk (confidence level 99 %).

The comparison of the distribution of our trading units' actual daily income with the average value-at-risk enables us to ascertain how reasonable our value-at-risk estimate is. The histogram for 2002 shows that the actual distribution of our trading units' income produces a 99th percentile of € 46.9 million below the average daily income level of € 32.1 million. This compares with the average value-at-risk estimate of € 42.4 million and is larger due to the fact that there were ten loss-making trading days in 2002 (of which only four were greater than € 10 million and none were greater than the value-at-risk estimate), as opposed to only two loss-making days in 2001.
The value-at-risk and actual income of the trading units throughout the year are shown in the following graph:

Income of Trading Units and Value-at-Risk in 2002
in € m.



Income of Trading Units
Value-at-Risk
100
50
0
– 50
– 100
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02

In addition, there were two hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole in 2001 and one hypothetical loss exceeding the value-at-risk in 2002. This is in line with the expected two to three outliers a year that a 99 % confidence level value-at-risk model ought to predict.

Market Risk in Our Nontrading Portfolios

These risks constitute the largest portion of the market risks of our consolidated Group. We do not use value-at-risk as the primary metric for our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing. Instead we assess the risk of these portfolios, the biggest of which is equity price risk, through the use of stress testing procedures that are particular to each risk class and which take into account the liquidity of each asset class. This assessment forms the basis of economic capital estimates needed to support the portfolios using a methodology which is consistent with that used for the trading risk positions. These economic capital estimates enable us to apply a constant and uniform measure across all of our nontrading portfolios and thereby actively monitor and manage the risks. The interest rate and foreign exchange risks arising from our nontrading portfolios have been transferred to our Global Markets Finance business line within our Corporate and Investment Bank Group Division and are managed on the basis of value-at-risk.
There are nontrading market risks held and managed in our Corporate and Investment Bank Group Division, our Private Clients and Asset Management Group Division and our Corporate Investments Group Division.

On December 31, 2002, our economic capital total measurement for all corporate investments and alternative assets was € 8.3 billion, which included € 3.2 billion for private equity, € 2.0 billion for industrial holdings and € 1.1 billion for real estate investments. This economic capital assessment does not presume any diversification benefits between the risks of the different assets.

In our Corporate and Investment Bank Group Division, the majority of nontrading market risk arises from holdings in listed equity investments, including a € 496 million holding in Axel Springer Verlag AG. Our Private Clients and Asset Management Group Division primarily incurs nontrading market risk through its proprietary investments in mutual funds, hedge funds and real estate which support the client asset management businesses. Our Corporate Investments Group Division's nontrading market risks remain by far the biggest in the Group and are mainly incurred through private equity and various legacy funds and equity investments.

The total market value of our consolidated Group's nontrading equity investments under U.S. GAAP consisted of € 8.0 billion of equity securities available for sale (including the industrial holdings, the largest of which are shown in the table below) at December 31, 2002 and of € 24.2 billion at year-end 2001. In addition, other investments held at equity totaled € 6.0 billion at December 31, 2002 and € 5.3 billion at year-end 2001 and the book value of our other investments not held at equity totaled € 4.7 billion at December 31, 2002 compared to € 6.7 billion at year-end 2001. For further information on our other investments, in particular our investments held at equity, see Note [6] to the consolidated financial statements.

The asset and liability positions of some subsidiaries, including Deutsche Bank Privat- und Geschäftskunden, Deutsche Bank Lübeck, Deutsche Bank International Limited and Deutsche Bank Saar give rise to some nontrading book market risks but are a small portion of the total, especially since the deconsolidation of our mortgage bank subsidiary, EUROHYPO, from our financial statements in August (the vast majority of the general interest rate risk of the nontrading loan books is passed onto the Corporate and Investment Bank Group Division and managed within the trading book).

Alternative Assets Investment Activities. All of our three Group Divisions engage in alternative assets investment activities. The Corporate Investments and the Private Clients and Asset Management Group Divisions conduct investment activities in alternative assets as principals, fiduciaries and on behalf of third parties as fund managers. We define alternative assets as direct investments in private equity, venture capital, mezzanine debt, real estate principal investments, investments in leveraged buy-out funds, venture capital funds and hedge funds. We manage our investments in hedge funds as principal in the Private Clients and Asset Management Group Division and on a smaller scale, in the Corporate and Investment Bank Group Division.

Group Corporate Investment/Alternative Assets Committee. To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investment/Alternative Assets Committee (which a member of our Board of Managing Directors chairs), supervises all of our alternative assets investment activities. The Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and Alternative Assets and is a member of the Group Corporate Investment/Alternative Assets Committee.

The Group Corporate Investment/Alternative Assets Committee defines investment strategies, determines risk adjusted return requirements, sets limits for investment asset classes, allocates economic capital among the various alternative assets units and approves policies, procedures and methodologies for managing alternative assets risk. The Group Corporate Investment/Alternative Assets Committee receives monthly portfolio reports showing performance, estimated market values, economic capital usage derived from stress tests and risk profiles of the investments. The committee also oversees the portfolio of industrial holdings and other strategic investments in entities held in our Corporate Investments Group Division. The Group Corporate Investment/Alternative Assets Committee has established dedicated investment commitment committees for each alternative asset category.

We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

As of December 31, 2002 the book value of our alternative assets investment portfolio amounted to € 9.7 billion. It consisted of € 5.3 billion of private equity investments, € 4.0 billion of real estate investments and € 0.4 billion of hedge fund investments.

The portfolio is dominated by the private equity and real estate investments which totaled € 9.3 billion as of December 31, 2002 (at the end of 2001 the book value of our private equity and real estate investments was € 11.0 billion). They were primarily invested in Western Europe (60%) and North America (35%). In terms of industrial sectors we believe the majority of the private equity portfolio is well diversified. Of the above € 5.3 billion, a € 2.1 billion portion was held in funds managed by external managers.

On December 31, 2002, our (undiversified) economic capital measurement for alternative assets under the aegis of the Group Corporate Investment/Alternative Assets Committee (excluding industrial holdings) totaled € 4.5 billion. Our economic capital measurement for alternative assets at the end of 2001 totaled € 5.3 billion (total recalculated for 2001 based on definition of alternative assets above).

Management of Our Mutual Funds. Our mutual fund investments (held in the Private Clients and Asset Management Group Division) amounted to € 1.1 billion at December 31, 2002 and support our broad asset management fund offerings to clients, sometimes being used to seed new funds. They were invested predominantly in securities and shares of Western European (mainly German) issuers and across a broad mix of industries (including governments). Our economic capital estimate for the risk arising from these holdings was € 133 million. At year-end 2001 our mutual fund investments amounted to € 5.5 billion.

The amount of our mutual fund investments has declined mainly because we have sold our investments in special funds in early 2002.

Management of Our Industrial Holdings. DB Investor is responsible for administering and restructuring our industrial holdings portfolio. However, Deutsche Bank AG holds some industrial holdings directly. DB Investor currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.
We deem equity investments in nonbanking enterprises to be significant if their market value exceeds € 150 million. The total percentages and market values of the significant nonbank holdings directly and/or indirectly attributable to us were as follows on December 31, 2002 and on December 31, 2001:

Dec 31, 2002	Country of Domicile	Share of Capital (in %)	Market Value (in € m.)
DaimlerChrysler AG	Germany	11.8	3,403
Allianz AG	Germany	3.2	753
Linde AG	Germany	10.0	401
HeidelbergCement AG (previously Heidelberger Zement AG)	Germany	8.5	189
Total			**4,746**

Dec 31, 2001	Country of Domicile	Share of Capital (in %)	Market Value (in € m.)
DaimlerChrysler AG	Germany	12.1	5,861
Münchener Rückversicherungs-Gesellschaft AG	Germany	7.2	3,889
Allianz AG	Germany	4.0	2,806
Linde AG	Germany	10.1	552
RWE AG	Germany	1.5	360
Südzucker AG	Germany	11.3	313
Heidelberger Zement AG	Germany	8.9	287
Buderus AG	Germany	10.5	204
Mg technologies ag	Germany	9.1	166
Continental AG	Germany	8.2	162
Fiat S.p.A.	Italy	1.6	155
Bayer AG	Germany	0.6	154
Total			**14,909**

Liquidity Risk

Liquidity risk management has been instrumental in maintaining a healthy funding profile during this period of general economic weakness.

Funding Matrix

We have mapped all of our funding relevant assets and liabilities in time buckets corresponding to their maturities to create what we call the "Funding Matrix". Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquids (assigned to the time bucket one year and under) and illiquids (assigned to time buckets up to five years based on modeling of their liquidity characteristics). We have modeled assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets accordingly. Wholesale banking products are bucketed based on their contractual maturities. We use the expected holding period to assign corporate investments to the Funding Matrix.

The Funding Matrix shows the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a cumulative mismatch vector, which enables us to predict whether any excess or shortfall will grow, decline or switch over time. The Funding Matrix forms the basis for our annual securities issuance plan which upon approval of our Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument. Funding Matrix and issuance plan form the basis to determine the liquidity spread which is one component of the internal transfer price.

On the basis of this model we have not identified any material funding mismatches. In fact, considering capital, we are structurally long funded.

Short-term Liquidity

We have established a system to track net cash outflows over an eight-week horizon. This system allows management to assess our short-term liquidity position in any location, region and globally on a by-currency and by-product basis. The system captures all of our cash flows, thereby including liquidity risks resulting from off-balance sheet transactions as well as from transactions on our balance sheet. We model transactions which have no specific contractual maturities using statistical analysis to capture the actual behavior of these transactions. Our Board of Managing Directors, upon the recommendations of our Group Asset and Liability Committee, has set global and regional limits for the liquidity exposures which we monitor on a daily basis.

Unsecured Funding

Unsecured wholesale funding is a finite resource. Over the course of 2002, we have reduced our short-term unsecured wholesale funding (CP and CD, Bank and Central Bank deposits) by approximately € 24 billion (see table below). Our Group Asset and Liability Committee has set limits to restrict utilization of unsecured wholesale funding.

Funding Diversification and Asset Liquidity

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important part of our liquidity policy. Our core funding resources, such as retail and fiduciary deposits and long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

External Unsecured Liabilities by Product
in € bn.


■ December 31, 2002: total € 332 billion
December 31, 2001: total € 366 billion
120
80
40
0
99
30%
108
70
21%
74
20%
20
6%
20
11
3%
14
29
9%
47
30
9%
36
12
4%
12
61
18%
55
Retail Deposits
Fiduciary Deposits
Capital Markets
Small/ Mid Cap*
CP-CD**
Bank Deposits
Central Bank Deposits
Other Non-Bank Deposits

* Small/Mid Cap: refers to deposits by small and medium sized European corporates.
** CP-CD: Commercial Paper/Certificates of Deposit.

The above chart shows the composition of our unsecured liabilities as of December 31, 2002 both in euro billion and as a percentage of our total unsecured liabilities. Our total unsecured liabilities amounted to approximately € 332 billion on that date. The liability diversification report is a management information tool we use to actively manage our liability composition. It contains all relevant unsecured liabilities and can selectively be reconciled against balance sheet items.

We track the volume and location within our consolidated inventory of unencumbered, liquid assets which we can use immediately to raise funds either in the repurchase agreement markets or by selling the assets. The securities inventory consists of a wide variety of liquid securities, which we can convert into cash even in times of market stress.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. By holding these liquid assets, we also protect ourselves against unexpected liquidity squeezes resulting from customers drawing large amounts under committed credit facilities. In addition, we maintained, on average, a € 25 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Stress Testing and Scenario Analysis

In 2001, we completed the development of stress testing and scenario analysis to evaluate the impact of sudden, unforeseen events with an unfavorable impact on the bank's liquidity. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. They include internal scenarios (such as operational risk, merger or acquisition, credit rating downgrade by 1 and 3 notches) as well as external scenarios (such as market risk, emerging markets, systemic shock and prolonged global recession). In 2002, we added a scenario to evaluate the liquidity impact of a crisis in the German banking sector. Under each of these scenarios we assume that all maturing assets will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs such as selling assets and adjusting the price we would pay for liabilities. This analysis is fully integrated within the existing liquidity framework. We take our contractual cash flows as a starting point, which enables us to track the cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset salability as described in the paragraph above complements the analysis. Our stress testing analysis provides guidance as to our ability to survive critical scenarios and would, if deficiencies were detected, cause us to make changes to our asset and liability structure. The analysis is performed monthly. The following report is illustrative of our stress testing results as of December 31, 2002. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event, whether the risk to our liquidity would be immediate and whether it would improve or worsen over time and how much liquidity we believe we would have been able to generate at the time to close the gap:

Scenario	Funding Gap[1] in € m.	Liquidity Impact	Gap Closure[2] in € m.
Market Risk	9,975	Gradually increasing	74,162
Emerging Markets	14,811	Gradually increasing	84,185
German Banking Crisis	29,994	Gradually increasing	74,162
Prolonged Global Recession	19,612	Gradually increasing	78,247
Systemic Shock	32,253	Immediate, duration 2 weeks	74,162
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	18,010	Gradually increasing	74,162
Operational Risk	24,243	Immediate, duration 2 weeks	74,162
Merger & Acquisition	36,478	Gradually increasing, pay-out in week 6	74,162
DB downgrade to A2/P2 (short term) and A3/A– (long term)	53,844	Gradually increasing	78,932

[1] Funding gap after assumed partially impaired rollover of liabilities. All assets are renewed.
[2] Maximum liquidity generation based on counterbalancing and asset salability opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and will strive to assist in creating an industry standard that is appropriate to evaluate and manage liquidity risk.
In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the German Federal Financial Supervisory Authority.

Off-balance Sheet Arrangements with Unconsolidated Entities

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Our use of derivatives indexed to our own stock which are accounted for off-balance sheet is discussed below as well.
We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and closed-end funds and certain fixed-term mutual funds that we manage. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.
We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization trust which funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization trust after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization trust have no recourse to our other assets if the loans go into default. For these reasons, we are not permitted to consolidate these trusts. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.
The securitization trusts we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the trust's assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization trust we have credit risk which is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.
Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then

issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization trusts, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. We typically either provide subordinated financing or we guarantee the investment made by the third parties, which exposes us to real estate market risk, and we receive fees for our administrative services.

For certain fixed-term mutual funds that we manage, we guarantee the value of mutual fund units that investors purchase. The investment policies of these funds are designed to minimize the risk of market value loss which, in turn, mitigates risk of these guarantees.

We may be required to consolidate certain of the entities described above upon the adoption of Interpretation No. 46, "Consolidation of Variable Interest Entities", on July 1, 2003. The impact of the Interpretation and the extent of the financial support we provide for the arrangements described above is disclosed in Note [9] to the consolidated financial statements. Also, the guarantees described above are included in the overall disclosures of guarantees in Note [30] to the consolidated financial statements.

We enter into contracts to purchase Deutsche Bank common shares on a forward basis at a fixed price for purposes of satisfying employee stock compensation awards as they vest. These contracts are entered into with market participants, not special purpose entities. Current accounting rules require that these contracts be recorded off-balance sheet. Please see Note [30] of the consolidated financial statements for further information regarding these contracts.

Contractual Financial Obligations

The following table shows the maturity breakdown of the indicated contractual financial obligations outstanding as of December 31, 2002:

in € m.	2003	2004	2005	2006	Due in 2007	Due after 2007	Total
Long-term debt[1]	14,770	14,963	10,682	14,378	6,347	42,915	104,055
Capital lease obligations	153	152	147	176	148	1,461	2,237
Operating lease obligations	414	371	288	246	221	946	2,486
Total	**15,337**	**15,486**	**11,117**	**14,800**	**6,716**	**45,322**	**108,778**

[1] Excludes € 3.1 billion of trust preferred securities.

The significant obligations in the above table of contractual financial obligations are included in our overall assessment of liquidity risk.

Operational Risk

The banking industry, in close dialog with the Basel Committee on Banking Supervision achieved important milestones in 2002 in developing the new Regulatory Operational Risk Framework, although the discussions with the regulators concerning the capital and framework guidelines have not yet ended. On the basis of the regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk.
The development of guidelines, standards, tools and methodologies to measure and protect against operational risk will be a major challenge to the banking sector in the coming years. This is especially true in view of the new capital adequacy regulations currently under discussion, which will come into force at the end of 2006 and which will impose a capital charge for operational risks. Moreover the regulators specify in their paper "Sound Practices for the Management and Supervision of Operational Risk" qualitative demands regarding a bank's organization and risk management as well as quantitative directives for risk identification and risk measurement. We are already working towards fulfilling the future requirements.

Managing Our Operational Risk

We are implementing a framework for managing our operational risk on a global basis. A Group Operational Risk Management Policy defines roles and responsibilities for managing and reporting operational risk. Divisional standards supplement this Group policy. Responsibility for operational risk management essentially lies with our Business Divisions. We are implementing four different systems for the management of operational risks:
- We perform operational risk "self-assessments" using our db-RiskMap tool. This results in a specific operational risk profile (high risk potential) for business lines, service functions and the Corporate Center. In 2002 db-SAT complements the self-assessment approach. Focus is on business efficiency and improvement of controls.
- We collect losses arising from operational risk events in our db-Incident Reporting System database.
- We capture and monitor qualitative and quantitative risk indicators in our tool db-Score for transaction processing risk and information security risk.

- We will automatically capture action points resulting from risk assessments or db-Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an on-going basis.

These systems help to give an overview of our current operational risk profiles and to define risk management measures and priorities. We monitor the status of framework implementation in a scorecard, which forms the basis for quarterly review by the Group Operational Risk Committee. As an incentive to implement this framework, we grant certain deductions of the economic capital for operational risk to the Business Divisions. The calculation of economic capital for operational risk is based on a statistical model using external loss data with certain top down adjustments.

Our Group Chief Risk Officer has appointed a Chief Risk Officer Operational Risk with Group-wide responsibility. He is represented on the Group Risk Committee and is Chairman of the Group Operational Risk Committee. The latter committee, whose members include the divisional Operational Risk Officers and representatives of Service Functions and Corporate Center such as Audit, Controlling, Human Resources, Legal, Tax and Compliance, develops and implements our internal guidelines for managing operational risk. The Chief Risk Officer Operational Risk is head of our Operational Risk Management, with responsibility to roll-out the Operational Risk framework, i.e. policy, tools, reporting. The Operational Risk Management functions of the Corporate Divisions are part of our independent Operational Risk Management function and report to the Chief Risk Officer Operational Risk.

We seek to minimize operational risk associated with our communication, information and settlement systems through the development of back-up systems and emergency plans. We engage in regular employee training, operating instructions and inspections to help limit operational defects or mistakes. Where appropriate, we purchase insurance against operational risks.

Regulatory Risk Reporting

The following table shows the development of our risk position, capital and capital adequacy ratios for the companies we consolidate for the purposes of our regulatory risk reporting. We calculate these figures in compliance with BIS guidelines and the related guidance of the German Federal Financial Supervisory Authority:

in € m. (except percentages)	Dec 31, 2002	Dec 31, 2001
Risk-weighted positions	231,262	297,063
Market risk equivalent[1]	6,217	8,016
Risk position	**237,479**	**305,079**
Core capital (Tier I)	22,742	24,803
Supplementary capital (Tier II)	7,120	12,255
Available Tier III capital	–	–
Total capital	**29,862**	**37,058**
Core capital ratio (Tier I)	9.6%	8.1%
Capital ratio (Tier I + II + III)	12.6%	12.1%

[1] A multiple of our value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

Our capital adequacy measures consist of the following:

Risk Position. Risk-weighted assets relating, in particular, to default risks, and the equivalent for our market risk position (interest rate, exchange rate, share price and commodity price risks). Our regulators permit us to use our internal value-at-risk approach to calculate the market risk position as a component of risk position.

Capital. The Total capital which can be used to back the risk position and is recognized for bank regulatory purposes consists of:
- Core capital (Tier I): primarily share capital, reserves and hybrid capital components, such as noncumulative trust preferred securities and equity contributed by silent partners.
- Supplementary capital (Tier II): primarily long-term subordinated liabilities, unrealized gains on listed securities and other inherent loss allowance.
- Tier III capital: mainly short-term subordinated liabilities and excess Tier II capital.

The capital ratio compares a bank's risk position to its regulatory capital. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital.
In 2002 our risk position decreased by € 67.6 billion to € 237.5 billion on December 31, 2002. The decrease was driven by several factors, mainly the deconsolidation of EUROHYPO and DFS, a weaker U.S. dollar and the reduction of our loan business.

BIS rules and the German Banking Act require us to cover our market risk as of December 31, 2002 with slightly over € 497 million of regulatory capital (Tier I + II + III). We met this requirement entirely with Tier I and Tier II capital.
Our U.S. GAAP based Total capital was € 29.9 billion on December 31, 2002 and our core capital (Tier I) was € 22.7 billion, compared to € 37.1 billion and € 24.8 billion on December 31, 2001. Our supplementary capital (Tier II) of € 7.1 billion on December 31, 2002 amounted to 31 % of our core capital.
Our capital ratio was 12.6% on December 31, 2002, significantly higher than the 8% minimum required by the BIS guidelines. Our core capital ratio was 9.6% in relation to the total risk position (including market risk equivalent).

Overall Risk Position

To calculate our overall (nonregulatory) risk position, we aggregate the economic capital figures for all types of risk. This corresponds to a conservative assumption that very severe losses occur simultaneously in all types of risk, i.e. the different risk types are 100% correlated. For credit risk economic capital, cross-divisional diversification effects of the credit portfolio are separately calculated for the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division, resulting in € 7.9 billion, € 1.0 billion and € 0.1 billion respectively. These numbers are then aggregated for all Group Divisions which again is a conservative assumption, i.e. diversification benefits between Group Divisions respectively are not taken into account.
On December 31, 2002, our economic capital totaled € 20.6 billion, compared to € 20.9 billion as of December 31, 2001, while our BIS Tier I capital is € 22.7 billion. This does not include liquidity risk, the risk of our insurance companies or the risk of the industrial holdings of DB Investor. The following table highlights that the year-end 2002 allocation of the total economic capital among the risk types remained largely unchanged compared to year-end 2001:

Economic Capital in € m.	Dec 31, 2002	Dec 31, 2001
Credit risk	8,942	9,064
Market risk	7,191	7,257
Operational risk	2,449	2,538
Business risk	1,978	2,026
Total	**20,560**	**20,885**

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 4, 2003
Deutsche Bank AG

Josef Ackermann | Clemens Börsig

Tessen von Heydebreck | Hermann-Josef Lamberti

Report of the Supervisory Board



Dr. Rolf-E. Breuer
Chairman of the Supervisory Board

At five regular meetings last year, the Supervisory Board advised the Board of Managing Directors and monitored its management of business. The Board of Managing Directors informed the Supervisory Board regularly, without delay and comprehensively, and presented all matters to the Supervisory Board that required its decision.

The Supervisory Board regularly held discussions with the Board of Managing Directors on business policies and other fundamental issues relating to corporate planning, management and strategy, the bank's financial development and earnings situation, and the bank's risk management as well as transactions that were of significant importance to the bank. Furthermore, current topics and decisions were also dealt with in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board. Particular importance attached to the Supervisory Board's deliberations on the bank's four key strategic initiatives (focus on current earnings, focus on core businesses, improvement of capital and balance sheet management, optimization of PCAM Group Division), on the difficult national and international economic and political environment, and on the enhancement of the bank's Corporate Governance Principles to comply with the new German Corporate Governance Code and the U.S. Sarbanes-Oxley Act. This enhancement served to define more precisely the cooperation between the Board of Managing Directors and the Supervisory Board and also resulted in new versions of the Terms of Reference for the Chairman's Committee and the Audit Committee. Additional information on corporate governance is given in the Corporate Governance Report 2002.

Meetings of the Supervisory Board. At its meeting on January 30, 2002, the Supervisory Board discussed the development of business in 2001, the key figures of the Annual Financial Statements for 2001, and the plan for the years 2002 to 2004. Discussions were also held with the Board of Managing Directors on the realignment of the management structure and the formation of the Group Executive Committee as well as the Operating Committees and Functional Committees.

At the meeting on March 22, 2002, the Annual Financial Statements for 2001 were approved and thus established. Furthermore, the resolution proposals for the agenda of the General Meeting 2002 were approved and the Supervisory Board was informed about risk management in the Group.

At the Supervisory Board meeting directly following the General Meeting on May 22, 2002, Dr. Breuer was elected Chairman of the Supervisory Board, of the Chairman's Committee, and of the Credit and Market Risk Committee and Dr. Baumann was elected Chairman of the Audit Committee.

On July 31, 2002, the Supervisory Board was informed of the development of business in the first half of 2002. It gave its approval to the sale of certain industrial shareholdings of the bank. The Board of Managing Directors furthermore informed the Supervisory Board about the strategic realignment of the bank and about the outsourcing of significant parts of the IT infrastructure and IT services.

At the Supervisory Board's last meeting of the year on October 30, 2002, the development of business in the first nine months was discussed. The bank's Corporate Governance Principles, adjusted to the German Corporate Governance Code, were approved along with the revised Terms of Reference for the Supervisory Board, for the Chairman's Committee and for the Audit Committee. Together with the Board of Managing Directors, the Supervisory Board resolved the wording and the issuing of the statement of compliance in accordance with § 161 of the German Stock Corporation Act. In addition, the bank's human resources report on staff development and succession planning was discussed and the resolution was taken on the increase of the bank's share capital required in connection with the issue of staff shares and option rights.

All of the members of the Supervisory Board participated in more than half of the Supervisory Board meetings taking place during the period of their membership in the year 2002.

The Committees of the Supervisory Board. The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled not only issues relating to the Board of Managing Directors, but also those concerning the bank's Corporate Governance Principles, succession planning and the process of selecting new Supervisory Board members.

At its six meetings, the Credit and Market Risk Committee discussed commitments subject to mandatory approval under German law and the Articles of Association and all major loans and loans entailing increased risks. Where necessary, the Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also reviewed operational risks. Furthermore, global industry portfolios were presented and discussed at length.

The Audit Committee met three times during the period under review. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the review of the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor, the auditor's remuneration and the audit mandate, including the specification of certain focal points for the audit as well as the control of the auditor's independence. Furthermore, the Committee extensively discussed the handling of the effects of the Sarbanes-Oxley Act on the Audit Committee's working procedures and its relations with the auditor. The Audit Committee had reports submitted to it regularly on the work of Internal Audit and was able to convince itself that the auditor had no conflicts of interest.

The Mediation Committee, established pursuant to the regulations of the Co-Determination Act, did not have to be convened in 2002.

Annual Financial Statements. Representatives of the bank's auditor attended the Financial Statements Meetings of the Supervisory Board and of the Credit and Market Risk Committee and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements for 2002 and the Management Report as well as the Consolidated Financial Statements with Notes, and issued an unqualified opinion. The relevant reports of the auditor were given to the Supervisory Board for inspection. The Supervisory Board agreed with the results of this audit.

Today, the Supervisory Board established the Annual Financial Statements prepared by the Board of Managing Directors and agreed to the Consolidated Financial Statements. The Supervisory Board agrees with the proposal for the appropriation of profits.

Personnel issues. Mr. Kopper resigned from the Supervisory Board with effect from the end of the General Meeting on May 22, 2002. The Supervisory Board thanks him for his efficient and successful leadership of the body during his five years as Chairman of the Supervisory Board of Deutsche Bank AG. As his successor with effect from May 22, 2002, the General Meeting elected Dr. Breuer, who left the Board of Managing Directors on the same day and was elected Chairman of the Supervisory Board at its meeting directly following the General Meeting.

With the election of Dr. Baumann as Chairman of the Audit Committee on May 22, 2002, the Supervisory Board complied with the suggestion in the German Corporate Governance Code that the office of Chairman of the Audit Committee should not be filled by a former member of the Board of Managing Directors.

With effect from January 30, 2002, Dr. Fischer, who had been a full member of the Board of Managing Directors since January 1, 1999, resigned from the bank at his own request. Also on January 30, 2002, Mr. Philipp left the Board of Managing Directors and on March 27, 2002, at his own request, the bank. Mr. Fitschen requested that he be relieved of his duties as member of the Board of Managing Directors of the bank with effect from January 30, 2002, in order to devote himself, as member of the Group Executive Committee, to the divisions Global Transaction Banking, Global Banking Division and Global Relationship Management Germany, for which he is responsible. The Supervisory Board thanks all these gentlemen for their successful activity and for their valuable contributions to the further development of the bank.

The Supervisory Board thanks the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 21, 2003
The Supervisory Board

Dr. Rolf-E. Breuer
Chairman

Supervisory Board

Hilmar Kopper
until May 22, 2002
– Chairman,
Frankfurt am Main

Dr. Rolf-E. Breuer
from May 22, 2002
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens Aktien-
gesellschaft, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary of
Unified Services Union, Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG, Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG, Essen

Adolf Kracht
Chairman of the Supervisory
Board of Wilhelm von
Finck AG, Grasbrunn

Professor Dr.-Ing. E. h.
Berthold Leibinger
Chairman of the Board of
Management TRUMPF GmbH
+ Co. KG, Ditzingen

Margret Mönig-Raane*
Vice President of
Unified Services Union, Berlin

Dr. Michael Otto
Chairman of the Board of Man-
agement of Otto (GmbH &
Co KG), Hamburg

Klaus Schwedler*
Deutsche Bank AG, Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board
of Management of
Robert Bosch GmbH, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG, Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and the Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Chairman's Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Lothar Wacker*

Mediation Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*

Audit Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman from May 22, 2002
Dr. Rolf-E. Breuer from May 22, 2002
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn* from January 30, 2002
Michael Freiherr Truchseß
von Wetzhausen*

Credit and Market Risk
Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

Advisory Board

Dr. Mark Wössner
until March 26, 2002
– Chairman,
Munich

Ulrich Hartmann
until March 26, 2002
– Deputy Chairman,
from March 26, 2002
– Chairman,
Chairman of the Board
of Managing Directors of
E.ON AG, Düsseldorf

Werner Wenning
from March 26, 2002
– Deputy Chairman,
Chairman of the Board
of Managing Directors of
Bayer AG, Leverkusen

Carl L. von Boehm-Bezing
Frankfurt am Main

Sir John Craven
until March 12, 2002,
London

Dr. jur. Walter Deuss
KarstadtQuelle AG, Essen

Michael Dobson
until May 5, 2002,
Frankfurt am Main

Dr. Karl-Gerhard Eick
Member of the Board
of Management of
Deutsche Telekom AG, Bonn

Dr. Michael Endres
Frankfurt am Main

Dr. Karl-Ludwig Kley
Member of the Executive Board
of Deutsche Lufthansa AG,
Cologne

Max Dietrich Kley
Member of the Board of
Executive Directors of
BASF Aktiengesellschaft,
Ludwigshafen

Dr. Jürgen Krumnow
Frankfurt am Main

Georg Krupp
Frankfurt am Main

Francis Mer
until December 31, 2002,
Ministre de l'Économie,
des Finances et de l'Industrie,
Paris

August Oetker
General Partner of
Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Houston

**Dr. techn. h.c. Dipl.-Ing. ETH
Ferdinand Piëch**
until April 16, 2002,
Chairman of the Supervisory Board
of Volkswagen AG, Wolfsburg

Dr. Bernd Pischetsrieder
from April 16, 2002,
Chairman of the Board of
Management of Volkswagen AG,
Wolfsburg

Dr. Wolfgang Reitzle
from November 1, 2002,
President and CEO of Linde AG,
Wiesbaden

Dr. rer. pol. Michael Rogowski
President, Federation of German
Industries,
Chairman of the Supervisory Board
of J. M. Voith AG, Heidenheim

**Dr. rer. pol. Dipl.-Kfm.
Gerhard Rüschen**
Bad Soden am Taunus

Dr. Ronaldo H. Schmitz
Frankfurt am Main

Jürgen E. Schrempp
Chairman of the Board of
Management of
DaimlerChrysler AG, Stuttgart

Dipl.-Ing. Hans Peter Stihl
General Partner of
STIHL Holding AG & Co. KG,
Waiblingen

Dr. Frank Trömel
until March 26, 2002,
Deputy Chairman of the
Supervisory Board of DELTON AG,
Bad Homburg vor der Höhe

Marcus Wallenberg
Executive Vice President
INVESTOR AB, Stockholm

Dr. Ulrich Weiss
Frankfurt am Main

Dr. Jürgen Zech
until May 22, 2002,
Cologne

Board of Managing Directors

Josef Ackermann
Spokesman from May 22, 2002

Rolf-E. Breuer
Spokesman and Member of the Board
of Managing Directors until May 22, 2002

Clemens Börsig

Thomas R. Fischer
until January 30, 2002

Jürgen Fitschen
until January 30, 2002

Tessen von Heydebreck

Hermann-Josef Lamberti

Michael Philipp
until January 30, 2002

Group Five-Year Record

Figures according to U.S. GAAP

Balance Sheet in € m.	2002	2001	2000	1999	1998[1]
Total Assets	758,355	918,222	928,994	875,789	652,269
Loans, net	167,303	259,838	274,660	254,173	218,160
Liabilities	728,364	878,029	885,311	843,438	625,054
Total shareholders' equity	29,991	40,193	43,683	32,351	27,215
Tier I risk-based capital (BIS)[2]	22,742	24,803	23,504	17,338	15,979
Total risk-based capital (BIS)[2]	29,862	37,058	39,343	35,172	29,343

Income Statement in € m.	2002	2001	2000	1999	1998[1]
Net interest revenues	7,186	8,620	7,028	7,994	6,235
Provision for loan losses	2,091	1,024	478	725	908
Commissions and fee income	10,834	10,727	11,693	7,967	5,514
Trading revenues, net	4,024	6,031	7,625	2,127	262
Other noninterest revenues	4,503	4,163	8,133	6,944	5,192
Total net revenues	**24,456**	**28,517**	**34,001**	**24,307**	**16,295**
Compensation and benefits	11,358	13,360	13,526	9,655	6,557
Goodwill amortization/impairment	62	871	771	486	189
Restructuring activities	583	294	125	459	289
Other noninterest expenses	8,904	12,189	12,710	11,356	8,735
Total noninterest expenses	**20,907**	**26,714**	**27,132**	**21,956**	**15,770**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**3,549**	**1,803**	**6,869**	**2,351**	**525**
Income tax expense	372	434	2,643	1,689	240
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,817	995	(9,287)	(951)	–
Cumulative effect of accounting changes, net of tax	37	(207)	–	–	–
Net income	**397**	**167**	**13,513**	**1,613**	**285**

Key Figures	2002	2001	2000	1999	1998
Basic earnings per share	€ 0.64	€ 0.27	€ 22.00	€ 2.76	€ 0.54
Diluted earnings per share	€ 0.63	€ 0.27	€ 21.72	€ 2.74	€ 0.54
Dividends paid per share in period	€ 1.30	€ 1.30	€ 1.15	€ 1.12	€ 0.92
Return on average total shareholders' equity (RoE)[3]	1.1 %	2.3 %	41.4 %	–	–
Adjusted return on average active shareholders' equity[4]	10.2 %	7.1 %	20.1 %	–	–
Cost/income ratio[5]	78.8 %	87.6 %	76.5 %	–	–
Price/earnings ratio	69.68	294.07	4.12	30.56	90.31
BIS core capital ratio (Tier I)[2]	9.6 %	8.1 %	7.8 %	5.9 %	6.3 %
BIS capital ratio (Tier I + II + III)[2]	12.6 %	12.1 %	13.1 %	12.0 %	11.5 %
Employees (full-time equivalents)	77,442	86,524	89,784	87,702	70,064

[1] Amounts in this column are unaudited. We have restated in euro the amounts we originally reported in Deutsche Mark, using the fixed conversion rate of DM 1.95583 per euro.

[2] For 2002, 2001 and 2000 on the basis of U.S. GAAP, for 1999 and 1998 on the basis of IAS.

[3] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[4] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the aggregate unrealized gains and losses in our portfolio of shareholdings in publicly-listed industrial companies and the related tax effect. We include realized gains and losses and the related tax effect in "average active equity" from the time the shareholdings are sold and the related gains are employed by our businesses. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[5] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Declaration of Backing[1]

For the following companies, Deutsche Bank AG ensures, except in the case of political risk, that they are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management Europe GmbH, Frankfurt am Main (formerly: Deutsche Fonds Holding GmbH)

Deutsche Asset Management International GmbH, Frankfurt am Main (formerly: Deutsche Asset Management GmbH)

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Melbourne

Deutsche Bank Americas Holding Corp., New York/USA (formerly: Deutsche Bank North America Holding Corp.)

Deutsche Bank Lübeck Aktiengesellschaft vormals Handelsbank, Lübeck

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon (formerly: Deutsche Bank de Investimento, S.A.)

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank Saar Aktiengesellschaft, Saarbrücken

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Bank Trust Aktiengesellschaft Private Banking, Frankfurt am Main

Deutsche Futures Singapore Pte Ltd., Singapore (formerly: Deutsche Morgan Grenfell Futures Pte Ltd.)

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Limited, Hong Kong (formerly: Deutsche Morgan Grenfell Capital Markets Limited)

Deutsche Securities Asia Limited, Hong Kong

DWS Investment GmbH, Frankfurt am Main (formerly: DWS Deutsche Gesellschaft für Wertpapiersparen mbH)

DWS Investment S.A., Luxembourg (formerly: DB Investment Management S.A.)

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

[1] Companies with which a profit and loss transfer agreement exists are marked in the List of Shareholdings.

Glossary

Adjusted return on average active shareholders'equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Agency debt
Debt issued by U.S. government-backed mortgage corporations such as Freddie Mac and Fannie Mae.

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecast using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Bookbuilding
An issuing process where the individual investor's demand is matched with an issuer's specific financing interests with regard to issue price.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. Total capital consists of:
- core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier III capital: mainly short-term subordinated debt and excess Tier II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized bond obligations (CBO)
Structured securities whose cash flows are covered by the interest and capital redemption payments from a bond → Portfolio. Structuring makes it possible to redistribute the portfolio risks and revenues. The → Rating of the securities depends on the quality of the → Portfolio, its diversification and the respective seniority of the securities.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
The level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Corporate trust and agency services
Services to safeguard the smooth administration of equity and fixed-income financings, sometimes known as post-IPO services.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income. Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
A credit default swap is a financial contract in which a third-party default risk is transferred by a lender to a counterparty who agrees to insure the lender against the risk in return for a regular payment (in essence, an insurance premium).

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing collateral. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts, the dynamics of which behave in a similar way to debt instruments as such.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

E-business/e-commerce
The total volume of all electronic data exchange in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, between companies and public authorities and between companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks → Internet).

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Euro commercial paper program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro medium-term notes (MTNs)
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Fund services
A number of services performed on behalf of third party fund managers, ranging from valuations, share registration, custodian bank services to accounting and risk management.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Balance sheet reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

IAS
(International Accounting Standards)
Accounting standards developed by international associations of accountants, preparers of financial statements and financial experts; these standards ensure comparability of accounting and disclosure not just within the European Union but worldwide. The main objective of such reporting is to present information needed for decision-making by a broad group of parties interested in financial statements, especially investors.

Internet
The world's biggest computer network that consists of numerous interlinked networks and individual resources. The Internet's main services include electronic post (e-mail), the world wide web (www), search engines, file transfer (FTP) and discussion forums (Usenet/newsgroups).

Intranet
An in-house electronic network that uses Internet technologies and is located in the → Internet. It offers features such as information services, job offers and e-mail facilities for staff. Usually a firewall is installed between the → Internet and the Intranet to protect the internal network from damage and unauthorized access from the → Internet, but allows full access to the latter.

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues).

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mezzanine
Mezzanine investments consist primarily of investments in debt securities with an equity component. The debt securities typically rank below the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component usually consists of warrants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Agreements between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Online banking
The transaction of banking business via electronic networks (→ Internet).

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Passive asset management
This business includes funds that track a variety of financial indices worldwide. The objective of passive asset management is to create a portfolio that replicates the risk and total return characteristics of the relevant index while keeping the transaction costs associated with the trading of securities as low as possible.

Personal banking
In general: business with private individuals, self-employed people and small businesses.
Here: branch business including complementary distribution channels such as self-service, → Online banking and cards. It does not include → Private banking.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Principal-protected fund of funds
A pooled investment vehicle that invests in private equity funds and unconditionally guarantees repayment of principal.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. → Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.
While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99% → Confidence level and 10 days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Secondary fund of funds
A structured investment vehicle consisting of private equity funds available on the secondary market.

Securities available for sale
Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia
The Qur'an is the principal source of the Sharia, i.e. Islamic law. It regulates all aspects of Muslim life. Muslims may invest in financial products that do not infringe against the laws established in the Sharia.

Strategic Equity Transactions Group
A group operated jointly by Equities and Corporate Finance. The group executes for corporate clients transactions that have an equity component and are structured or strategic in nature.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Transaction services
Comprise custody, global funds services, securities lending, corporate trust and agency services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance. They also include trustee services, retirement funds administration and portfolio measurement.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IAS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Xavex Dynamic Bond Portfolio Fund™
Innovative bond investment product through which customers participate in an actively managed → Portfolio of more than 450 government bonds, Pfandbriefe, corporate bonds and emerging market debt instruments.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Report on the Internet:
www.deutsche-bank.com/02

Photos

Giovanni Castell, Hamburg
page 8

Robert Fischer, Munich
page 30

Andreas Pohlmann, Munich
page 246

Matthias Ziegler, Munich
pages 8, 9, 14, 18, 24, 36, 42, 48 and 52

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 12 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We shall be happy to send you the following publications relating to the financial statements:

Results 2002 – Annual Report of Deutsche Bank Group (U.S. GAAP)
(German, English and French; Spanish – as Short Summary)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG for 2002
(German, English, French)

List of mandates 2002
(German/English)

List of shareholdings 2002
(German/English)

List of Advisory Council members 2002
(German)

Corporate Governance – Report 2002 and Principles
(German, English)

Corporate Cultural Affairs – Report 2002
(German, English; from June 2003)

How to order:

- by e-mail to results@db.com
- on the Internet at www.deutsche-bank.com/02
- by fax to +49 69 95 00 95 29
- by phone to +49 69 95 00 95 30
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  D-60262 Frankfurt am Main
  Germany

Financial Calendar for 2003/2004

April 30, 2003	Interim Report as at March 31, 2003
June 10, 2003	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 11, 2003	Dividend payment
July 31, 2003	Interim Report as at June 30, 2003
October 30, 2003	Interim Report as at September 30, 2003
February 5, 2004	Publication of figures for the 2003 financial year
April 30, 2004	Interim Report as at March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 3, 2004	Dividend payment
July 30, 2004	Interim Report as at June 30, 2004
October 29, 2004	Interim Report as at September 30, 2004

003 83304 02 3/03

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 27, 2003

By: ______________________
Name: Hans-Dirk Krekeler
Title: Global Co-Head of Legal

By: ______________________
Name: Anthony Di Iorio
Title: Group Controller